FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item
1	Chapter 0 of the Non-official English translation of the Abbreviated Prospectus registered with the CNMV relating to the capital increase.

2	Chapter I of the Non-official English translation of the Abbreviated Prospectus registered with the CNMV relating to the capital increase.

3	Chapter II of the Non-official English translation of the Abbreviated Prospectus registered with the CNMV relating to the capital increase.

4	Annex 4: Report presented by the Board of Directors of Banco Santander Central Hispano, S.A. with respect to the proposal referred to in the first point of the agenda of the Extraordinary General Shareholders Meeting called in first session in Santander on 20 October 2004 and if there is insufficient quorum at that session, on the following day, 21 OCTOBER 2004, at the same place, in second session.

5	Annex 5: Special report on the exclusion of preferential subscription rights under the circumstances defined in section 159 of the Amended Spanish Companies Act.

6	Annex 6: Independent Expert’s Report in respect of the capital increase by contribution in kind to be effected by Banco Santander Hispano, S.A..

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Item 1

Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

CHAPTER 0

RELEVANT CIRCUMSTANCES TO BE CONSIDERED REGARDING
THE ISSUE OR OFFER OF SECURITIES

0.1.	Summary of the characteristics of the securities object of the issue or offer covered by this Prospectus and of the procedure established for their placement and allotment amongst investors

The main relevant circumstances which, amongst others, have to be taken into account for the proper understanding of the characteristics of this share issue by BANCO SANTANDER CENTRAL HISPANO, S.A. (hereinafter, the “Issue”) and the diverse information set forth in this Reduced Informative Prospectus (hereinafter, the “Prospectus” or the “Informative Prospectus”) are described below.

0.1.1.	Identification of the Issuer of the securities object of this Prospectus

The entity issuing the securities object of this Issue is BANCO SANTANDER CENTRAL HISPANO, S.A., a company domiciled in Santander, Paseo de Pereda no. 9-12, with Fiscal Identification Code number A-39000013 (defined for the purposes of this Prospectus as “BANCO SANTANDER”, the “BANK”, the “ISSUER” or the “ISSUING COMPANY”).

0.1.2.	Specific considerations regarding the Issue that have to be taken into account for a better understanding of the characteristics of the securities object of this Prospectus.

0.1.2.1.	Description of the transaction

This section includes a description of the following aspects of the transaction behind the capital increase of BANCO SANTANDER that is the object of this Prospectus:

(a)	General description

The capital increase that this Prospectus refers to has the object of implementing the arrangements reached between BANCO SANTANDER and ABBEY NATIONAL PLC (hereinafter, “ABBEY”), for the acquisition by BANCO SANTANDER of the total ordinary share capital with voting rights issued by ABBEY. The acquisition has already been approved by the shareholders’ meetings of ABBEY and BANCO SANTANDER in the terms described below.

The acquisition will be implemented through a “scheme of arrangement”, under section 425 of the English Companies Act 1985 (hereinafter, the “Transaction”). In this Prospectus, references to the acquisition will be deemed to be made to the acquisition effected by this process and references to the capital increase through contributions in kind will be deemed to be made to the capital increase through contributions in kind effected for Spanish corporate law purposes as part of this process.

The Transaction is subject to compliance with certain conditions prior to March 31, 2005 that were described in the relevant fact sent to the Spanish Securities and Exchange Commission on July 26, 2004. Most of these conditions have already been satisfied at the date of this Prospectus, as described in section (b) of “Background” below. Those that have yet to be satisfied are stated in section (c) of “Activities and conditions to be completed before the closing of the Transaction”.

CHAPTER 0 - Page 1

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

(b)	Background

The most significant background facts of the Transaction until the registration date of this Prospectus are as follows:

–	On July 25, 2004 the respective Boards of Directors of the BANK and ABBEY, approved resolutions with the purpose of permitting, subject to the fulfilment of certain conditions, the acquisition by the BANK of all the ordinary shares issued by ABBEY for which the shareholders of ABBEY are to be issued new shares in the BANK as consideration.

–	On July 26, 2004 the Transaction was announced by means of the simultaneous communication of a relevant fact to the Spanish Securities and Exchange Commission and the publication of an “Announcement” on the London Stock Exchange.

–	On September 15, 2004 the European Commission granted, in unconditional terms, the clearance for the Transaction from the viewpoint of the European Community competition regulations.

–	On September 3, 2004 the waiting period required pursuant to the United States “Hart-Scott-Rodino” Act, on control of mergers and defence of competition, expired.

–	On September 17, 2004 in accordance with English law, ABBEY posted to all ABBEY shareholders (except those resident in countries where such posting is restricted by law or who are not entitled to notices under ABBEY’s Articles of Association) the document relating to the Scheme of Arrangement (hereinafter the “Scheme Document”) and, as a result, the ABBEY shareholders’ meetings that are referred to below were called. On that same day, BANCO SANTANDER informed of the posting of the Scheme Document to the ABBEY shareholders by means of a Relevant Fact issued to the Spanish Securities and Exchange Commission and made available to its shareholders the said document through a special link on its website, with restricted access to those individuals or entities resident in jurisdictions where legal restrictions are imposed on the disclosure, publication or distribution of the information contained in the Scheme Document.

–	On October 14, 2004 the ABBEY shareholders held two meetings:

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

(i)	a Court Meeting called by order of the High Court of Justice in England and Wales in which the Scheme of Arrangement was approved by the legally required majority, i.e., it was approved by the favourable vote of more than 50% in number of shareholders present or represented who exercised their voting rights at that meeting (specifically, with the favourable vote of 64.8% in number of shareholders present in person or by proxy). These shareholders represented at least 75% in value of the share capital present or represented and voting at that Meeting (specifically, they represented 94.4% of shareholders voting in person or by proxy); and

(ii)	an Extraordinary General Meeting at which the specific resolutions necessary for the execution of the Transaction and, in particular, the cancellation of the ABBEY shares, were approved with the legally required majority. This means at least 75% of the votes cast by shareholders present in person or by proxy at the Meeting (specifically, the resolutions were adopted with 94.2% of the votes).

The approval by the said meetings with the said majorities is binding for all ABBEY shareholders although its effectiveness is subject to the performance of the conditions described in section (c) below.

–	On October 21, 2004, on second call, the Extraordinary General Meeting of Shareholders of BANCO SANTANDER approved the capital increase, with contributions in kind and excluding preferential subscription rights, to which this Prospectus refers and by virtue of which new shares in BANCO SANTANDER shall be issued in favour of the ABBEY ordinary shareholders and delivered as consideration for the receipt by BANCO SANTANDER of the new ordinary ABBEY shares. In addition, the said general meeting approved certain resolutions regarding the ABBEY share options and awards plans and the award of 100 BANCO SANTANDER shares to the ABBEY employees in the terms described below. The certificate of the corporate resolutions approved at said General Meeting in connection with the Transaction is attached to this Prospectus as Annex 3.

–	On November 5, 2004 the Financial Services Authority of the United Kingdom (hereinafter the “FSA”) has announced the approval of the acquisition of control by BANCO SANTANDER of the entities of the Abbey Group which are “authorized persons” under the UK Financial Services and Market Act 2000, with no further authorization from the FSA being required for the Transaction to be effective. The FSA has not yet delivered its letter of authorization to BANCO SANTANDER. BANCO SANTANDER will file this letter with the National Securities and Exchange Comission as soon as it receives it and will deliver it to the High Court of Justice in England and Wales to prove the performance of this condition to the Transaction.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

–	On November 5, 2004 the Bank of Spain issued its express declaration regarding the no-objection to the share capital increase object of this Prospectus, along with the authorisation for the indirect acquisition by BANCO SANTANDER of a significant stake in the non-EU credit entity Abbey National International Limited, copies of which are attached to this Prospectus as Annexes 1 and 2, respectively.

(c)	Actions and conditions to be completed before the Transaction is implemented

The actions and conditions that must take place or be completed following the registration of this Prospectus in order for the Transaction to be implemented and the lack of which could postpone or prevent the completion of the Transaction are as follows:

–	Sanction of the Scheme of Arrangement by the High Court of Justice of England and Wales and issue of a court order in this respect, which is expected to take place on November 8, 2004.

–	Confirmation of the reduction of the ordinary share capital of ABBEY by the High Court of Justice of England and Wales and issue of a separate court order in that respect, which is expected to take place on November 11, 2004.

–	Delivery of the court orders relating to the sanction of the Scheme of Arrangement and the confirmation of the reduction of the ordinary share capital of ABBEY to the Registrar of Companies of England and Wales, which is expected to take place on November 9, 2004 and November 12, 2004, respectively.

–	Registration of the court order relating to the confirmation of the reduction of the ordinary share capital of ABBEY with the Registrar of Companies of England and Wales, that is expected to take place on November 12, 2004. The Transaction shall have the following effects on the date on which such registration takes effect (hereinafter, the “Effective Date”):

(i)	the total issued ordinary share capital of ABBEY will be cancelled;

(ii)	simultaneously, ABBEY will issue the same number of ordinary shares as those cancelled representing its total issued ordinary share capital to BANCO SANTANDER; and

(iii)	BANCO SANTANDER shall issue the new shares in execution of the capital increase which is the object of this Prospectus in favour of the ABBEY shareholders.

As has been stated, once the Transaction has become effective, it will be binding upon all the ordinary shareholders of ABBEY, regardless of whether they have attended or voted at the Meetings referred to above.

–	Execution of a public deed of capital increase by BANCO SANTANDER, which is expected to take place on November 12, 2004.

–	Registration of the public deed of the capital increase of BANCO SANTANDER with the Companies Registry of Cantabria, which is expected to take place on November 15, 2004.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Once the public deed of capital increase of BANCO SANTANDER has been registered with the Companies Registry of Cantabria, copies thereof shall be filed with the Spanish Securities and Exchange Commission, the “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (hereinafter, “Iberclear”) and at the Spanish Stock Exchanges, in order for the actions required for the settlement of the Transaction and admission to listing of the new shares to take place.

(d)	Main terms of the Transaction. Exchange ratio and dividends.

The terms of the Transaction between BANCO SANTANDER and ABBEY provide for the issue of:

–	one new BANCO SANTANDER share for each ordinary ABBEY share (hereinafter, the “Exchange Ratio”); and

–	two ordinary BANCO SANTANDER shares for every ABBEY ADS, allowing for the fact that each ABBEY ADS has as its underlying stock two ordinary ABBEY shares.

The number of shares object of the capital increase that this Prospectus refers to was determined by the Board of Directors of BANCO SANTANDER that approved the Directors’ Report and the proposal of resolution for the capital increase at its meeting of September 27, 2004, taking into consideration (i) the Exchange Ratio and (ii) the maximum number of ordinary ABBEY shares that could be in issue at 16:30 (London time) on the Effective Date (this time is referred to in the Scheme Document as the “Scheme Record Time” and will be referred to in this Prospectus as the “SRT”). Thus, the maximum number of shares that BANCO SANTANDER could have to deliver to the ABBEY ordinary shareholders in accordance with the Exchange Ratio was set in 1,511,377,903 newly-issued shares. In any event, the possibility of an incomplete subscription has been contemplated for the event that the number ABBEY shares that are finally issued on the SRT is lower. Should the expected maximum number of shares be delivered, the percentage that the new BANCO SANTANDER shares would represent in the increased share capital would be of the order of 24%.

Before the Effective Date, but conditional upon the Transaction being effective, it is expected that ABBEY will declare a special dividend of 25 pence per ABBEY share to those ABBEY ordinary shareholders on the Register at 16:30 (London time) on the Effective Date.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

The terms of the Transaction are based on the equity market capitalisations of the ABBEY and BANCO SANTANDER over the three months prior to the official announcement of the Transaction and (taking into account the 25 pence special dividend) represent a premium for ABBEY shareholders of approximately 28.6 per cent., valuing each ABBEY share at 603 pence and the entire issued ordinary share capital of ABBEY at approximately £8.9bn (€13.4bn)[1] Based on the closing price of a BANCO SANTANDER share on 22 July 2004 the terms of the Transaction (taking into account the 25pence special dividend) represent a premium for ABBEY shareholders of approximately 17.3 per cent., valuing each ABBEY share at 578 pence and the entire issued ordinary share capital of ABBEY at approximately £8.5bn (€12.8bn)[2].

In addition, existing ABBEY ordinary shareholders shall have the right to receive from ABBEY a dividend differential for the year 2004 to the value of 6 pence per ABBEY ordinary share, which it is expected that ABBEY will approve to those ordinary shareholders on the Register at the same moment referred to in respect of the special dividend of 25 pence, mentioned above. This 6 pence dividend differential is intended to compensate ABBEY ordinary shareholders, only with respect to year 2004, for the fact that dividends paid by BANCO SANTANDER have historically been lower than those paid by ABBEY. The sum of the dividend differential and the special dividend constitutes a 31 pence dividend. Both dividends are expected to be paid on 14 December 2004.

According to the Scheme Document, the total amount of the dividends to be paid by ABBEY as a special dividend and dividend differential is euro 705 million, assuming a maximum share capital of ABBEY of 1,511,377,903 shares and an exchange rate of €1.50545:£1.00.

The amount of these dividends shall be adjusted in the event that the Effective Date is later than 31 January 2005 (expected record date for the 2004 third quarter to be paid by BANCO SANTANDER).

(e)	Settlement of the Transaction

With the aim of facilitating the Transaction and given the high number of ABBEY shareholders, the new BANCO SANTANDER shares issued as a consequence of the share capital increase referred to herein will be subscribed by EC Nominees Limited, entity belonging to the Euroclear group (hereinafter, “Euroclear”), on behalf of ABBEY shareholders. By means of the appropriate operating links between the entities of the Euroclear group and of the latter with the CREST group (operator of the clearance and settlement system for the United Kingdom), ABBEY shareholders will receive, upon the Transaction becoming implemented, CDIs (Crest Depository Interest) issued by CREST. The process for the issue and delivery of CDIs to the ordinary ABBEY shareholders, along with the rights over the new BANCO SANTANDER shares that the CDIs confer on their holders is explained in section II.10.1 of Chapter II of this Prospectus.

0.1.2.2.	Securities object of the Issue

The securities object of the Issue are ordinary BANCO SANTANDER shares of one half (0.5) euro nominal value, of the same class and series as the BANCO SANTANDER shares that are currently issued and which, once they have been subscribed and paid-out, shall be represented in book-entry form.

1

On the basis of the average closing mid-market prices for Banco Santander Shares of €8.70 and Abbey Shares of 469 pence for the three month period up to and including 22 July 2004, the last Business Day prior to the commencement of the offer period, and an exchange rate of €1.50545:£1.00.

2	Based on an exchange rate of €1.50545:£1.00.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

The BANCO SANTANDER shares object of the Issue shall have the same voting and economic rights as the BANCO SANTANDER shares currently issued, as described in section II.9 of this Prospectus.

0.1.2.3.	Number of securities object of the Issue and rate of the issue of the new shares

(a)	Number of securities object of the Issue

The number of shares object of the capital increase that is described in this Prospectus is 1.511.377.903, that represent approximately 24% of the increased share capital of BANCO SANTANDER.

(b)	Issue price of the new shares

In accordance with the procedure established by the General Meeting in the issue resolution, the Board of Directors of BANCO SANTANDER set the issue price (nominal value plus issue premium) for the new shares at 8.44 euros per share at its meeting of October 21, 2004. This is the closing price for BANCO SANTANDER shares published in the Spanish Automated Quotation System (Sistema de Interconexión Bursátil – SIBE) on October 20, 2004, the business day immediately prior to the date of the approval of the resolution for the capital increase by the General Shareholders Meeting.

The issue premium for each new share is the difference between the nominal value for each new share (0.50 euros) and the issue price that has been set. Accordingly, the issue premium for each new share shall be 7.94 euros per share.

The aforesaid issue price of 8.44 euros is higher than the net asset value per share of the BANCO SANTANDER shares already existing, which is 4.23 euros per share, according to the consolidated financial statements at June 30, 2004, drawn up by the Board of Directors at its meeting of August 30, 2004, which have been audited by the external auditor of the ISSUING COMPANY. This has been confirmed in the Report by KPMG Auditores, S.L., an accounts auditor different from that of BANCO SANTANDER and appointed by the Companies Registrar of Cantabria, dated September 28, 2004, concerning the exclusion of the preferential subscription right, pursuant to the terms of section 159 of the Companies Act, a copy of which is attached as Annex 5 to this Prospectus.

0.2.	Considerations regarding the activities, financial position and most relevant circumstances of the Issuer which are the subject of this Reduced Prospectus

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

0.2.1.	Factors, significant risks and of conditioning circumstances that are affecting or could affect the future generating of profits. Lawsuits, litigation or criminal, civil or administrative proceedings in which the Issuer or Group that it belongs to or those persons who hold management or administration positions therein are involved, together with any contingent risk, insofar as this could significantly affect the capital position, the solvency, the results or the activities of the Issuer or its group.

Section 4.4 of the Continuous Prospectus that complements this Reduced Prospectus provides a detailed description of the risk management by BANCO SANTANDER, together with the methodology used and a description of the credit risks, country risk, liquidity risk, market risk and exchange rate risk.

Likewise, section 4.6 of the cited Continuous Prospectus contains a description of the conditioning circumstances of the activity of BANCO SANTANDER. Sub-section 4.6.4 describes the litigation and arbitration proceedings that could have a significant influence on the financial position of the ISSUING COMPANY or on the business activity.

In addition, the explanatory notes to the consolidated financial statements of Banco Santander Group as at June 30, 2004, attached as Annex 7 of this Prospectus, contain updated information on some the aforementioned issues.

In connection with the proceedings concerning certain credit assignment transactions carried out by Banco Santander, S.A. between financial years 1987 and 1989, the following is stated:

–	Since financial year 1992, the Central Criminal Investigation Court No. 3 of Madrid carried out Preliminary Criminal Investigation Proceedings (Diligencias Previas) -currently turned into Abbreviated Proceedings (Procedimiento Abreviado)- to determine the potential liability in connection with certain credit assignment transactions carried out by Banco Santander, S.A. between financial years 1987 and 1989. In the opinion of BANCO SANTANDER and its internal and external advisors, the final resolution of these proceedings will be favourable to the BANK and does not require making a specific additional financial provision.

At the request of the State Attorney (Abogado del Estado) and after the Inland Revenue Agency (Hacienda Pública) had been consulted, the aforementioned Court issued a Ruling dated July 16, 1996, ordering the stay and dismissal of the proceedings for the BANK and its Managers in relation to the returns deriving from the aforementioned transactions. The State Attorney – as representative of the Inland Revenue – and the Public Prosecutor repeatedly requested the stay and dismissal of the proceedings with regard to the BANK and its Managers. However, on June 27, 2002 it was decided that the said Preliminary Criminal Investigation Proceedings would be continued as Abbreviated Proceedings. The Public Prosecutor, the BANK and its Managers appealed against this decision.

A Ruling issued by Section 2 of the Criminal Chamber of the National Court dated June 23, 2003 partially allowed the said appeals, expressly recognising that the commercialisation of the assignments of bare credit title had been carried out strictly in accordance with the law and reducing the proceedings from 138 to 38 transactions (the State Attorney and the Public Prosecutor have applied for the stay and dismissal of the proceedings regarding all of them, as they understand that no criminal offence was committed). A possible participation by the BANK in the said 38 transactions is still subject to the proceedings.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

After the “accusation stage” (trámite de calificación) – with repeated requests by the Public Prosecutor’s Office and the State’s Attorney to order the stay and dismissal of the proceedings – and on the basis of the accusation brief filed by the people’s accusing party (acusación popular, a party not directly aggrieved by the alleged offence, but defending the “general interest”), namely, the Association for the Protection of Investors and Customers, the Court issued a Ruling dated October 6 2004. This Ruling opened the oral trial for a continued offence (delito continuado) of falsification of an official document, three continued offences (delitos continuados) of falsification of a commercial document and thirty tax offences, against the Chairman of the BANK and three managers, imposing a joint bond of 67.8 million euros (which was subsequently reduced to 40.1 million euros), to cover potential fines and costs of the proceedings. The imposition of the said bond was appealed before the National Court. The said Ruling declares the jurisdiction of Section 1 of the Criminal Chamber of the National Court for the oral trial.

There have been no substantial changes with respect to the information contained in the stated sections of the Continuous Prospectus other than those set out in Chapter 0 of this Prospectus and the Relevant Facts indicated in section I.5 below.

Without prejudice to the foregoing and in relation to the Transaction, the following is a list of factors, risks or conditioning circumstances to be taken into account in connection with the Transaction:

(i)	It is possible that the price of BANCO SANTANDER shares could be affected by the decisions of existing ABBEY shareholders in relation to the new BANCO SANTANDER shares which they will receive under the Transaction. Certain existing ABBEY shareholders may have legal or practical restrictions on their ability to hold non-UK shares. To the extent that former ABBEY shareholders seek to dispose a significant number of the new BANCO SANTANDER shares received by them under the terms of the Transaction, this could negatively affect the market price of the BANCO SANTANDER shares in the short term. Other factors may also impact the market price of BANCO SANTANDER shares, particularly investors’ views of the strategic merits of the Transaction and expectations about the future performance of BANCO SANTANDER group following the Transaction.

(ii)	The statements made in this Prospectus regarding the integration of the BANCO SANTANDER group and ABBEY are based on BANCO SANTANDER Board of Directors’ current expectations, speak only as at the date of this Prospectus and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those expected are factors relating to unforeseen difficulties in combining the businesses of BANCO SANTANDER and ABBEY and to realise expected synergies from the Transaction, as well as unforeseen changes in global, political, economic, business, competitive, market and regulatory forces.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

	(iii)	Since future accounting regulations to be applicable to credit entities have not been approved by the Bank of Spain as of the date of this Prospectus, it is not possible to determine the effect that those regulations may have on the integration of ABBEY in BANCO SANTANDER group.

	(iv)	As mentioned above, should the expected maximum number of shares be delivered, the percentage that the new BANCO SANTANDER shares would represent in the increased share capital would be of the order of 24%. Therefore, the shares held by current BANCO SANTANDER shareholders would thereafter represent in the order of 76% of the share capital following the increase.

	(v)	The estimate of the costs arising from the acquisition of ABBEY by BANCO SANTANDER as well as of the investments that BANCO SANTANDER intends to carry out in the context of the integration are identified in sections II.14 (€81.69 million) and II.16 (€119.91 million) of this Prospectus. It is expected that the said costs and investments will be financed with the BANK’s ordinary resources without any need to make use of external financing. It is not expected that this funding requirement will affect current dividend policy. Notwithstanding the above statement, no decision has been taken on the amount of any future dividend payments at the date of the registration of this Prospectus.

	(vi)	With the data available on the date of this Prospectus, the pro forma goodwill that may be generated by the Transaction, estimated as if it had taken place on January 1st, 2004 and taking into account the maximum potential number of shares to be delivered to the ABBEY shareholders, is of Euro 10,154 million. Under the accounting rules still in force in Spain, said goodwill must be amortised within a maximum period of 20 years. On the basis of said maximum period of amortisation, the estimated annual amortisation charge would be of Euro 507 million. It must be noted, however, that as of January 1st, 2005, due to the coming into force of the International Rules on Financial Information and to the corresponding new Bank of Spain Regulation on Rules on Financial Information, the goodwill resulting for BANCO SANTANDER out of the acquisition of ABBEY shall stop being amortised annually. In conformity with said new Rules on Financial Information, the said goodwill shall not be amortised, but it must periodically be submitted to a so-called “deterioration analysis”. As soon as a deterioration in its value is evidenced, it must be immediately recognised as an expense in the profit and loss account for the period.

0.2.2.	Debt position of the Issuer and its Group; comment on the structure of equity and external resources, solvency ratios, and forecast of the possible evolution thereof, and of the effect that the Issue of the securities in progress or that the Issuer seeks to carry out may have on that position, structure and those ratios.

There is a detailed description of the structure of the capital and equity funds of BANCO SANTANDER and its Group at December 31, 2003 in section 4.3.10 of the Continuous Prospectus.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

As regards the debt position of BANCO SANTANDER and its Group on said date, this is detailed in chapter 4.3.5 of the cited Continuous Prospectus.

In addition, the explanatory notes to the consolidated financial statements of Banco Santander Group as at June 30, 2004 and September 30, 2004, attached as Annex 7 of this Prospectus contain updated information on some the aforementioned issues.

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Item 2

Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

CHAPTER I

INDIVIDUALS WHO ASSUME RESPONSIBILITY FOR THE CONTENT OF THE PROSPECTUS AND SUPERVISING BODIES THEREOF

I.1.	Individuals who assume responsibility for the content of the Prospectus

Mr. Ignacio Benjumea Cabeza de Vaca, of legal age, resident in Madrid, with National Identification Document 50.278.879-M, on behalf of BANCO SANTANDER, in his capacity as General Manager, General Secretary and Secretary to the Board of Directors, assumes full responsibility for the content of this Reduced Prospectus, and confirms both the accuracy and truthfulness of its contents and that no relevant information has been omitted or is misleading.

I.2.	Supervising Bodies

This Prospectus has been the object of verification and filing with the official registries of the Spanish Securities and Exchange Commission on November 5, 2004. This Reduced Prospectus has been drafted in accordance with the terms of the Royal Decree 291/1992, of March 27, on Issues and Public Offers for the Sale of Securities, the Ministerial Order of July 12, 1993, and the Circular 2/1999, of April 22, of the Spanish Securities and Exchange Commission.

There is a Continuous Informative Prospectus of BANCO SANTANDER (hereinafter the “Continuous Prospectus”), which was verified by the Spanish Securities and Exchange Commission on July 13, 2004 and, for all purposes, constitutes the Continuous Prospectus of BANCO SANTANDER on the terms set out in Royal Decree 291/1992, of March 27.

The filing of this Prospectus by the Spanish Securities and Exchange Commission does not imply a recommendation for the subscription or purchase of the securities that are referred to therein, or any declaration in any respect as to the solvency of the ISSUER or the profitability of the securities issued or offered.

The shares object of the issue to which this Prospectus refers do not require any prior authorization or administrative declaration other than the verification and filing of this Prospectus with the Spanish Securities and Exchange Commission and the authorizations described in section II.2 of this Prospectus.

I.3.	Verification and audit of the annual accounts

The individual and consolidated annual accounts and management reports of BANCO SANTANDER for the financial years 2001, 2002 and 2003 have been audited by the external audit firm, Deloitte & Touche España, S.L., with domicile in Madrid, c/ Raimundo Fernández Villaverde, no. 65, registered with the Official Register of Auditors of Accounts with number S-0692. None of the corresponding audit reports for the financial years stated contained any qualification.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

The individual and consolidated annual accounts and management reports of BANCO SANTANDER for the financial years 2001, 2002 and 2003, along with their respective audit reports, are filed with the Spanish Securities and Exchange Commission.

The individual and consolidated financial statements of BANCO SANTANDER for the 6-month period ending June 30, 2004, together with its audit report issued by the auditor of the ISSUING COMPANY, Deloitte & Touche España, S.L., as well as the non-audited financial statements of BANCO SANTANDER as of September 30, 2004, are attached to this Prospectus as Annex 7.

I.4.	Annual accounts of ABBEY and pro-forma financial information

A copy of the audited financial statements of ABBEY for the three financial years ending December 31, 2001, December 31, 2002 and December 31, 2003, as included in Part 6 of the Scheme Document, is attached to this Prospectus as Annex 8, along with its informative translation into Spanish and, as Annex 9, the interim financial statements of ABBEY for the 6-month period ending June 30, 2004, as included in Part 6 of the Scheme Document, together with the informative translation thereof into Spanish. This information is the same as that included in the Scheme Document (except for the Spanish translations) and does not include the sections of the ABBEY annual accounts that refer to the reconciliation with the US generally accepted accounting principles.

The joint pro-forma financial information of BANCO SANTANDER and ABBEY for the 6-month period ending June 30, 2004 and the explanatory notes thereof, together with the audit report, are attached to this Prospectus as Annex 10.

Deloitte & Touche España, S.L. has verified that the figures in the translations of the ABBEY audited financial statements for the three financial years ending December 31, 2003 and of the interim financial statements of ABBEY for the 6-month period ending June 30, 2004 equal the figures in the original English versions.

I.5	Significant facts of the ISSUING COMPANY since the registration date of the Continuous Prospectus

Since the registration of the Continuous Prospectus, the following significant facts affecting BANCO SANTANDER or its Group -which have been duly communicated to the Spanish Securities and Exchange Commission- have taken place:

(i)	Significant facts in connection with the Transaction

–	BANCO SANTANDER announces that it holds conversations with ABBEY that may or may not lead to an offer (July 23, 2004).

–	BANCO SANTANDER announces that the Boards of Directors of BANCO SANTANDER and ABBEY have reached agreement on the terms of a recommended acquisition by BANCO SANTANDER of ABBEY (July 26, 2004).

–	The Grupo Santander Chairman, Mr. Emilio Botín, meets with the representatives of ANGU, the accredited trade union of ABBEY, in order to discuss the Transaction (August 24, 2004).

–	The BANK announces new advances in its acquisition offer for ABBEY and the dates expected for the posting of the Scheme Document, for the holding of the General Shareholding Meetings of ABBEY and for the closing of the Transaction (September 15, 2004).

–	The BANK announces that the Transaction has obtained all the required antitrust authorizations (September 15, 2004).

–	The BANK announces that, in accordance with the procedure established under UK regulations, ABBEY has posted to its shareholders the Scheme Document containing the information on the Transaction legally required in the UK (September 17, 2004).

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

–	The BANK announces the calling of its Extraordinary Shareholders Meeting to be held in Santander, on October 20, 2004, on first call and on October 21, 2004, on second call, with the Agenda described in the certificate attached hereto as Annex 3 (September 30, 2004).

–	BANCO SANTANDER announces the resolutions approved by the Extraordinary Shareholders Meeting of October 21, 2004 whose certificate is attached as Annex 3. In addition, the BANK announces that, subject to the completion of the Transaction, the Board of Directors of the BANK has agreed that Lord Burns continues in his position as Chairman of the Board of Directors of ABBEY and that the new Chief Executive Officer of that company following completion of the Transaction will be Francisco Gómez Roldán (October 21, 2004).

(ii)	Significant facts in connection with the repurchase programme

–	BANCO SANTANDER announces the authorization of a share repurchase programme in the terms described in section II.16 hereof (July 26, 2004). Since that date, the BANK has announced in subsequent Relevant Facts the transactions made under the repurchase programme.

–	Regarding the repurchase programme in force, the BANK announces that the share capital reduction is subject to the relevant shareholder resolution being passed in the relevant moment, and that the said reduction shall not apply to all the shares acquired in the scope of the repurchase programme but exclusively, and if applicable, to the net balance resulting from the sale and purchase transactions at the closing (August 2, 2004).

–	The BANK announces the extension of the repurchase programme in force until December 31, 2004 (October 21, 2004).

(iii)	Significant facts in connection with the arrangements between the BANK and The Royal Bank of Scotland Group plc

–	BANCO SANTANDER sells 79,0 million shares of The Royal Bank of Scotland (“RBS”). After the placement, its shareholding is reduced to 79,8 million shares (approximately 2,54 % of the share capital of RBS). The capital gain obtained, net from commissions and expenses, amounts to Euro 472 million (September 9, 2004).

–	BANCO SANTANDER announces that, in the event that the Transaction is completed, BANCO SANTANDER and RBS have agreed to modify certain aspects of their strategic arrangements regarding commercial and financial cooperation in Europe. The appointment of cross representatives in their respective boards of directors shall cease upon completion of the Transaction and, until the Transaction is completed or lapses, their respective representatives in the board of the other company will not attend the board meetings (September 9, 2004).

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

(iv)	Other significant facts

–	BANCO SANTANDER announces the decision of Mr. Jaime Botín-Sáenz de Sautuola to resign from the Board of Directors of the BANK and his replacement as director by Mr. Javier Botín O’Shea and as First Vice-chairman of the Board by Mr. Fernando de Asúa Álvarez (July 26, 2004).

–	BANCO SANTANDER announces that Santander Consumer has executed an agreement with the Dutch banking and insurance retail group SNS REAAL to acquire its car financing business (September 24, 2004).

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Item 3

Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

CHAPTER II

INFORMATION RELATED TO THE SECURITIES TO BE ISSUED

II.1.	Corporate Resolutions

II.1.1.	Description of the company resolutions

The increase of capital that is the cause of this Prospectus is based on the following resolutions and reports:

1.	Resolutions of the Extraordinary General Meeting of BANCO SANTANDER held October 21, 2004, in second call, in order to increase the share capital in a nominal amount of 755,688,951.50 Euros by issuing 1,511,377,903 ordinary shares of one half Euro (0.5) of nominal value, of the same class and series as those currently issued and represented in book entry form. These resolutions are included in the certificate of corporate resolutions issued by the Secretary of the Board of Directors of BANCO SANTANDER, which is attached as Annex 3.

2.	Resolution of the Board of Directors of the ISSUING COMPANY adopted on October 21, 2004, approving the issue price and the delegation in favour of the Executive Committee of the powers received by virtue of the resolutions approved under the First Point of the Agenda of the Extraordinary General Meeting of Shareholders held the same day. This resolution is included in the same certificate of corporate resolutions issued by the Secretary of the Board of Directors of the ISSUING COMPANY, which is attached as Annex 3.

3.	Report from the Board of Directors of BANCO SANTANDER dated September 27, 2004, for purposes of Sections 144, 155.1 and 159 of the Law on Limited Companies. A copy of the cited Report is attached as Annex 4 of this Prospectus.

4.	Report from KPMG Auditores, S.L., auditor of accounts distinct from that of BANCO SANTANDER and appointed by the Companies Registry of Cantabria, dated September 28, 2004, regarding the exclusion of the preferential subscription rights in the increase, in accordance with Section 159 of the Law on Limited Companies. A copy of this report is attached as Annex 5 of this Prospectus.

5.	Report prepared by KPMG Auditores, S.L., in its capacity as independent expert appointed to such effect by the Companies Registry of Cantabria, on November 2, 2004, in accordance with the provisions of Section 38 of the Law on Limited Companies. A copy of the cited report is attached as Annex 6 of this Prospectus.

II.1.2.	Resolutions to modify the securities arising after the issue in the event of a public offer of sale

Not applicable.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

II.1.3.	Information regarding the previous requirements and resolutions for the admission to listing of the shares on the Stock Exchange or in the organised secondary market

The ISSUING COMPANY will apply for the admission to listing of the new shares issued by virtue of the share capital increase object of this Prospectus on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Automated Quotation System (Sistema de Interconexión Bursátil – Mercado Continuo).

Once the deed of capital increase is registered with the Companies Registry of Cantabria, an authorised notarial copy or notary’s testimony of the aforementioned deed is presented at the “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (hereinafter, “Iberclear”) and the new shares are registered with Iberclear and the participants in Iberclear (the “Participants”), immediate application will be made for the admission to listing of the new shares on the Spanish Stock Exchanges.

In principle, save for unforeseen events, the new shares shall be admitted to listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Automated Quotation System (Sistema de Interconexión Bursátil – Mercado Continuo), within the three (3) business days following the Effective Date of the Transaction (as both terms have been defined in Chapter 0 hereof).

Notwithstanding the above, BANCO SANTANDER will make its best efforts in order for the new shares to be admitted to listing on the business day following the Effective Date, i.e. November 15 of 2004, effective at the close of market (5.35 p.m. Spanish time) on that day. It is expected that trades may take place on that day after 5.35 p.m. (Spanish time) subject to applicable regulations and that dealings in new BANCO SANTANDER shares commence on the market of the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia on the second business day following the Effective Date, i.e., on November 16, 2004.

During the period from the Effective Date until the date on which dealings in the new BANCO SANTANDER shares on the market of the Stock Exchanges mentioned above commence, the new BANCO SANTANDER shares will not be listed, nor can they be traded, on any other stock exchange. In the event that delays in the admission to listing on the Stock Exchanges should occur, BANCO SANTANDER undertakes to immediately announce the reasons for the delay in the Official Gazettes of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and in a newspaper of national scope, and likewise to communicate this situation to the Spanish Securities and Exchange Commission and to the authorities of the United Kingdom, in the manner that is legally required.

BANCO SANTANDER is aware of the requirements and conditions necessary for the admission, maintenance and exclusion of the shares which are representative of its share capital in the organised secondary markets referred to above.

Applications will also be made for the new BANCO SANTANDER shares to be listed on the foreign Stock Exchanges on which BANCO SANTANDER shares are listed (currently, Milan, Lisbon and Buenos Aires and, through ADRs, New York).

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

The new BANCO SANTANDER shares will not be admitted to the Official List or to trading on the London Stock Exchange on the Effective Date. However, BANCO SANTANDER will make an application for BANCO SANTANDER shares, including the new BANCO SANTANDER shares, to be admitted to the Official List and to trading on London Stock Exchange’s market for listed securities as soon as practicable after the Effective Date. BANCO SANTANDER currently expects such a listing to be obtained in the first half of 2005.

II.2.	Previous administrative authorisations

The share capital increase to which this Prospectus refers is subject to the general regime of verification by the Securities and Exchange Commission.

In addition, the implementation of this share capital increase has been notified to the Bank of Spain, for the purposes established in Circular Nº 97 of the Bank of Spain of October 20, 1974. The Bank of Spain has issued an express declaration of no-objection to the increase on November 5, 2004, a copy of which is attached to this Prospectus as Annex 1. The aforesaid declaration of no-objection by the Bank of Spain does not imply any recommendation with respect to the subscription or acquisition of new shares or of the securities that could be issued in the future or a declaration concerning the profitability thereof or regarding the solvency of the ISSUING COMPANY.

In accordance with Law 26/1988, of July 29, on the discipline and intervention of credit entities, and with Royal Decree 1245/1995, of July 14, regarding the creation of banks, cross-border activity and other matters related to the regulations on credit entities, the indirect acquisition by BANCO SANTANDER of a shareholding in Abbey National International Limited, a credit entity with registered domicile in Jersey (Channel Islands), whose total share capital belongs indirectly to ABBEY, has been authorised by the Bank of Spain by virtue of a resolution dated November 5, 2004, a copy of which is attached to this Prospectus as Annex 2. The aforesaid authorization by the Bank of Spain does not imply any recommendation with respect to the subscription or acquisition of the new shares or of the securities that could be issued in the future or any declaration as to the profitability thereof or the solvency of the ISSUER.

Regarding the authorizations or consents required by the antitrust authorities, on September 15, 2004, the European Commission granted, in an unconditional manner, the authorization for the Transaction. Furthermore, it is stated that the waiting period required in accordance with the United States “Hart-Scott-Rodino” Act has expired.

Likewise, on November 5, 2004, the UK Financial Services Authority or FSA announced the approval of the acquisition of control by BANCO SANTANDER over the entities of the Abbey Group which are “authorized persons” under the U.K. Financial Services and Market Act 2000, with no further authorization from the FSA being required for the Transaction to be effective. The FSA has not yet delivered its letter of authorization to BANCO SANTANDER. BANCO SANTANDER will file this letter with the Spanish Securities and Exchange Comission as soon as it receives it and will deliver it to the High Court of Justice in England and Wales to prove the performance of this condition to the Transaction.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

II.3.	Assessment of the inherent risk for the shares or for its Issuer

“Rating” is defined as the opinion of an evaluation agency on the solvency of an entity, a bond, a debt security or similar or an issuer of such securities, on the basis of a pre-defined evaluation system.

At the date of the publication of this Prospectus, BANCO SANTANDER has been granted the following ratings by the credit risk rating agencies that are listed below, all of which have recognised international reputation:

RATINGS

Rating agency	Long term	Short term

Moody’s	Aa3	P1
Standard & Poor’s	A+	A1
Fitch	AA-	F1+

These ratings have been confirmed by the agencies indicated on July 26, 2004.

The rating scales for long term debt used by the agencies are the following:

	Moody’s	Standard & Poor’s	Fitch

	Aaa	AAA	AAA
Investment Category	Aa	AA	AA
	A	A	A
	Baa	BBB	BBB

	Ba	BB	BB
Speculative Category	B	B	B
	Caa	CCC	CCC
	Ca	CC	CC
	C	C	C

Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating category from Aa up to B. Modifier 1 indicates that the bond is situated in the higher range of each generic rating category; modifier 2 indicates a medium range and modifier 3 indicates a lower range in each generic category.

Standard & Poor’s applies a plus (+) sign or minus (-) sign in the AA to CCC ranges, which indicate the relative position within each category. Fitch applies those same signs from the AAA category.

The short term debt rating scales used by these agencies are the following:

Moody’s	Standard & Poor’s	Fitch

P1	A1	F1
P2	A2	F2
P3	A3	F3
	B	B
	C	C

Standard & Poor’s and Fitch apply a plus (+) sign within the A-1 and F1 categories.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

These credit ratings do not constitute a recommendation to buy, sell or hold the securities. The credit rating may be revised, suspended or withdrawn at any moment by the rating agency.

The aforementioned evaluations are only credit ratings with respect to the capacity of each company to meet its debts and do not mean that potential investors do not need to carry out their own analysis of the issuer or the securities to be acquired.

II.4.	Variations in the typical legal regulation of the securities as established in the applicable legal provisions

The applicable legal regulation for the transaction which is the object of this Prospectus is that contained in the Law on Limited Companies and related provisions. There are no differences from the typical legal requirements as established in the cited legal texts.

II.5.	Characteristics of the securities

The characteristics of the new shares to be issued by virtue of the share capital increase which is the object of this Prospectus are described below.

II.5.1.	Nature and denomination of the securities, with indication of its class and series

The new shares belong to the same class and series as those currently issued. Their rights will be the same as those of the BANCO SANTANDER shares currently issued, in the terms described in Section II.9 below.

II.5.2.	Form of representation

All the shares of BANCO SANTANDER are currently represented in book entry form, with Iberclear being responsible for the keeping of accounting records. The new shares which are the object of this Prospectus will also be represented in book entry form. The accounting records for the new shares will be kept by Iberclear.

II.5.3.	Total amount of the issue

(a)	Number of new shares, nominal value per share and total nominal value.

The number of shares that will be issued in the execution of the increase of capital which is described in this Prospectus is 1,511,377,903. Each share has a nominal value of Euro 0,50; therefore, the total nominal value of the newly issued shares is Euro 755,688,951.5. For merely informational purposes, it is stated that the total nominal value of the newly issued shares represents approximately 31.7% of the share capital of BANCO SANTANDER as of the date of registration of this Prospectus and approximately 24% of the share capital once it has been increased.

(b)	Determination of the Exchange Ratio

The exchange ratio of one new BANCO SANTANDER share for each ordinary ABBEY share was determined by the Board of Directors of BANCO SANTANDER, with financial advice of Goldman Sachs and JPMorgan, on July 25, 2004 and approved as of that same date by the Board of Directors of ABBEY, as part of the terms under which the Board of Directors of ABBEY would recommended to its shareholders the acquisition of ABBEY by BANCO SANTANDER.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

In order to determine the Exchange Ratio, the Board of Directors of BANCO SANTANDER, with the financial advice from Goldman Sachs and JPMorgan, carried out a valuation analysis of ABBEY, using the following valuation methods and criteria, which are reproduced below as they appear in the Directors’ Report dated September 27, which is attached as Annex 4:

–	“Public market valuation: the market multiples of comparable banks listed in the United Kingdom were applied to the consensus financial forecasts of Abbey for the years ending 31st December, 2004, 2005 and 2006.

–	Valuation based on previous transactions: the multiples of comparable transactions carried out in the United Kingdom, Ireland and USA were applied to the consensus financial forecasts of Abbey for the year ending 31st December, 2004. The premium to Abbey National’s trading price prior to the announcement of the transaction is in line with premiums paid in comparable transactions.

–	Sum-of-the-parts valuation: Each of Abbey’s business units was separately valued using the most suitable methodology.

–	The synergies achievable by Banco Santander were estimated. The premium to Abbey’s market valuation prior to the announcement of the transaction and its sum-of-the-parts valuation is justified by the strategic merits of the transaction and the estimated value of the synergies.

–	The estimated effect of the acquisition on Banco Santander’s earnings per share was analysed. The Board of Directors of Banco Santander expects that the transaction will be accretive to Banco Santander’s earnings per share including costs and revenue synergies and share repurchases (before exceptional items) from 2006.

–	In making the valuation, consideration has been given to the 8.33 p. interim dividend that Abbey has already declared, to the 25 pence special dividend and to the 6 pence for dividend differential that will be paid by Abbey as described above if the Transaction is completed.

As a result of this analysis, each Abbey ordinary share is given a value of 578 pence (€8.70, based on the exchange ratio referred to below) for purposes of calculating the number of Abbey ordinary shares to be delivered for each share of Banco Santander to be issued under the capital increase.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

If the 25 pence special dividend were added to the above valuation, each Abbey share would be valued at 603 pence (609 pence if the 6 pence dividend differential were also considered)[1].

The terms of the Transaction and, in particular, the delivery of one Abbey ordinary share for each newly issued Banco Santander share, are based on the average closing market prices for Banco Santander Shares of €8.70 for the three month period up to and including 22 July 2004 (the last business day prior to the announcement of the transaction) and an exchange rate of €1.50545:£1.00.[2]

Based on the above, and on the financial advice received from the investment banks Goldman Sachs and J.P. Morgan, the Directors of Banco Santander believe that the economic terms of the Transaction and, specifically, of the share capital increase described in this report (in particular, the exchange of one Abbey ordinary share for each newly issued share of Banco Santander), taking into account the dividends that have been mentioned above, are fair.”

This valuation has been confirmed by KPMG Auditores, S.L. in its report (a copy of which is attached hereto as Annex 6) drawn up in its capacity as an independent expert for the purposes of section 38 of the Companies Act. In this report KPMG Auditores, S.L. values each ABBEY ordinary share in, at least, 578 pence which amount to Euro 8,70 (at an exchange rate of €1.50545:£1). The conclusions of the said report are reproduced below:

“In accordance with the procedures applied in our work, the information used, the valuation criteria applied, and considering the relevant factors of the valuation, all of which are described in the preceding paragraphs, and with the object of fulfilling the requirements of Article 38 of the Consolidated Text of the Spanish Companies Act (“Ley de Sociedades Anónimas”) our conclusion is that the valuation methods lead to a value of each Abbey share of, at least, 578 pence equivalent to € 8.70 (at an exchange rate 1.50545 euro: 1.00 pound), which corresponds, at least, to the number, nominal value, and share premium of the shares to be issued by Banco Santander Central Hispano, S.A. as consideration, with an issue price for each new share of € 8.44.”

[1]	603 pence amount to euro 9,078 considering an exchange rate of €1.50545:£1, whereas 609 pence amount to 9.168 considering the same exchange rate.
[2]	The terms of the Transaction, taking into account the 25 pence special dividend and on the basis of the closing mid-market prices for BANCO SANTANDER shares of €8.70 and ABBEY shares of 469 pence for the three month period up to and including 22 July 2004, represent a premium for ABBEY shareholders of approximately 28.6 per cent., valuing each ABBEY share at 603 pence and the entire issued ordinary share capital of ABBEY at approximately £8.9bn (€13.4bn). Based on the closing price of a BANCO SANTANDER share on 22 July 2004 the terms of the Transaction (taking into account the 25 pence special dividend) represent a premium for ABBEY shareholders of approximately 17.3 per cent., valuing each ABBEY share at 578 pence and the entire issued ordinary share capital of ABBEY at approximately £8.5bn (€12.8bn). These statements are made on the basis of an exchange rate of €1.50545:£1.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

(c)	Disbursement and consideration of the increase

The shares issued to implement this agreement will be entirely paid up by contributions in kind consisting of the shares representing the total ordinary share capital issued by ABBEY. On the Effective Date, and in accordance with the English regulations, the total issued ordinary share capital of ABBEY will be cancelled and simultaneously ABBEY will deliver to BANCO SANTANDER the same number of ordinary shares as those cancelled with the same total nominal value, representative of 100% of the ordinary share capital of ABBEY, in consideration of the share capital increase to which this Prospectus refers. As a consequence, the disbursement of the new shares will take place on the Effective Date, which is expected to be on November 12.

(d)	Issue price. Issue premium per share and total issue premium

Section 159.1 c) of the Law on Limited Companies provides for the possibility that, in capital increases excluding the preferential subscription right, listed companies may issue the new shares at any price, provided that it is greater than the net worth per share, the General Meeting being allowed to limit itself to establishing the procedure for its determination.

Under the scope of this legal provision, for the capital increase that this Prospectus refers to, the General Meeting approved a procedure which guaranteed a minimum issue price of 4.24 euros, higher than the net asset value per share of 4.23 euros and a maximum issue price of 8.70 euros. The report issued by KPMG Auditores, S.L., auditor of accounts other than the ISSUER’s auditor, in accordance with section 159 of the Companies Act, confirms that the net asset value per BANCO SANTANDER share amounts to 4.23 euros and that, therefore, the said minimum issue price of 4.24 euros is higher than the net asset value per share.

As has been stated, at its meeting of October 21, 2004 and in accordance with the procedure established by the General Meeting in the issue resolution, the Board of Directors of BANCO SANTANDER has set the issue price at 8.44 euros per share. This is the closing price of the BANCO SANTANDER shares published in the Spanish Automated Quotation System (SIBE) on October 20, 2004, the business day immediately prior to the date of approval of the capital increase resolution passed by the General Shareholders Meeting.

The issue premium for each new share is the difference between the nominal value for each new share (0.50 euros) and the issue price that has been set. Accordingly, the issue premium for each new share shall be 7.94 euros per share, the total issue premium will amount to 12,000,340,549.8 euros and that the total effective amount of the issue will be of 12,756,029,501.3 euros.

Regarding the theoretical dilution effect and the theoretical value of the preferential subscription rights, KPMG Auditores, S.L. concludes in its report as follows: “According to the procedure to determine the issue price proposed by the Directors, theoretical dilution effect would not take place and therefore the value of the relevant preferential subscription right would be zero, with reference to the market value of the Company’s share on the business day immediately prior to date of approval of the share capital increase by the Shareholders Meeting, providing that said market value per share was equal to or below the maximum value per share of euro 8.70 as established in the Directors Report”

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Given that the issue price of euro 8.44 per share, determined as explained above, is below the maximum issue price of 8.70, it is possible to conclude, according to KPMG Auditores, S.L.’s report, that there would not be any theoretical dilution effect and that therefore, the value of the preferential subscription right is zero.

(e)	Goodwill generated in the Transaction

With the information available as of the date of registration of this Prospectus, the pro-forma goodwill that could arise on the Transaction, taking into account the expected maximum number of shares that could be delivered to the ABBEY shareholders in the share capital increase which is the object of this Prospectus, has been estimated as if the Transaction had been made on January 1, 2004, on the basis of an amortisation period of 20 years and taking into consideration the regulations in force as of that date, as follows:

ITEM	€ million

Capital increase*	12,756
Adjusted equity shareholders’ funds (net worth) of ABBEY as at June 30, 2004	(3,509)
Dividends differential payable by ABBEY to its existing shareholders prior to the Transaction (6 pence per share)*	136
Special dividend payable by ABBEY to its existing shareholders prior to the Transaction (25 pence per share) *	569
Free shares to be distributed to ABBEY employees.	23
Acquisition expenses	179

Goodwill	10,154

Projected amortisation period (in years)	20
Estimated annual amortisation charge	507
Estimated six-monthly amortisation charge	253

* Based on the maximum number of BANCO SANTANDER shares to be delivered to the ABBEY shareholders as provided in the share capital increase which is the object of this Prospectus (1,511,377,903).

(f)	Impact of the Transaction in the PER

The impact of the Transaction on the PER of BANCO SANTANDER Group is described in section II.17.3 below.

II.5.4.	Fees and expenses for the acquirer of the new shares of BANCO SANTANDER

The issue of the new shares is made free of fees and expenses for the acquirers, who will not be required to make any disbursement for such reason.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

II.6.	Fees that shareholders of BANCO SANTANDER must bear for registration and maintenance of their positions

Iberclear, as the entity entrusted with the keeping of the accounting records for the securities listed on the Stock Exchanges, will charge the fees for registration and maintenance of positions that are fixed in its fee schedules.

The expenses for the first registration will be for the account of BANCO SANTANDER without any commissions being charged to the shareholders for such reason. Nevertheless, the fees which Participants in Iberclear may charge shareholders for the maintenance of their balances, as well as the commissions (if any) which Euroclear Group, CREST or Lloyds TSB Bank plc may charge on the CDI holders (described in detail in section II.10 below), are not included.

II.7.	Law regarding the circulation of securities, with special mention to the existence or non-existence of restrictions on their free transferability

The Articles of Association of BANCO SANTANDER do not contain restrictions on the free transfer of shares which are representative of its share capital with such transfer taking place by accountable transfer. The registration of the transfer has the same effects as the delivery of the securities.

With regard to the transfer of the shares of BANCO SANTANDER, the provisions contained in Section 36 of the Securities Market Law are applicable.

In its condition of credit entity, the acquisition, direct or indirect, of significant stake in the share capital of BANCO SANTANDER is subject to the obligation to provide prior notice to the Bank of Spain in the terms stated in Law 26/1988, of July 29, on the discipline and intervention of credit entities, as amended by Law 3/1994, of April 14. In accordance with Section 56.1 of the aforementioned Law 26/1988, of July 29, a shareholding is deemed to be “significant stake” when it reaches, direct or indirectly, at least 5 percent of the share capital or voting rights of a credit entity. A shareholding is also deemed to be a significant stake when, without reaching the mentioned percentage, it permits the exercise of a considerable influence over the credit entity.

As BANCO SANTANDER has its share capital admitted to listing on the Stock Exchanges, the consideration in the above paragraph shall not preclude the application of the rules on public offers of acquisition of securities in the terms provided for in Royal Decree 1197/1991, of July 26, and of the obligations of information regarding significant shareholdings contained in Law 24/1988, of July 28, of the Securities Market and related regulations.

II.8.	Organised secondary markets, national or foreign, where the securities are listed

The shares of BANCO SANTANDER are listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Automated Quotation System (Sistema de Interconexión Bursátil – Mercado Continuo), as well as on the Milan, Lisbon, Buenos Aires Stock Exchanges and, through ADRs, in New York.

BANCO SANTANDER will make an application for BANCO SANTANDER shares, including the new BANCO SANTANDER shares, to be admitted to the Official List and to trading on London Stock Exchange’s market for listed securities as soon as practicable after the Effective Date. BANCO SANTANDER currently expects such a listing to be obtained in the first half of 2005.

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II.9.	Rights and obligations of the shares in BANCO SANTANDER

The new shares will have the rights and obligations arising from the condition of shareholder included in the Law on Limited Companies Act and in the Articles of Association of the ISSUING COMPANY deposited in the National Securities Market Commission.

Section 9 of Part 3 of the Scheme Document includes a detailed description of the manner in which holders of CDIs may exercise their rights.

II.9.1.	Right to participate in the distribution of the company profits and in the assets arising from the liquidation

The new shares will be ordinary shares, belonging to the same class and series as those shares currently issued. As a consequence, these new shares will grant the right to participate in the distribution of the company’s profits and in the assets resulting from its liquidation in the same terms as the shares issued on that date, from the date the increase has been declared to have been subscribed and paid up by the Board of Directors or by the Executive Committee of BANCO SANTANDER, all in accordance with the Law on Public Limited Companies in force and with the company’s Articles of Association.

Regarding the right to dividends, the new shares will have the right to receive the amounts of interim dividends and special dividends that are paid as from the date in which the share capital increase is declared to be subscribed and paid up to those BANCO SANTANDER shareholders as of such date or as of a later date.

The yield which the new shares will give rise to will be paid through Iberclear or with its assistance and will prescribe in favour of BANCO SANTANDER in the period of five years as from the day indicated to begin its collection.

It is intended that holders of the shares issued in the share capital increase which is the object of this Prospectus will be entitled to receive the third and fourth interim dividends expected to be declared by BANCO SANTANDER in respect of 2004 (whose record dates are expected to be January 31, 2005 and April 29, 2005).

BANCO SANTANDER has historically paid dividends on a quarterly basis and intends to continue to do so. No decision has been taken over the level of any future dividend payments at the date of the registration of this Prospectus.

II.9.2.	Right of preferential subscription on the issue of new shares or convertible bonds

The new shares will grant a right of preferential subscription on the issue of new shares or convertible bonds, in the terms provided in the Law on Public Limited Companies and in the Articles of Association of BANCO SANTANDER, and without prejudice to the possibility of exclusion, total or partial, of the said right, by virtue of a resolution by the General Meeting of Shareholders of BANCO SANTANDER or by the Directors in the terms established in Section 159 of the Law on Public Limited Companies.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

The new shares will likewise grant the right to receive new shares recognised in the Law on Public Limited Companies for the event of a share capital increase by the issue of new shares out of reserves.

II.9.3.	Right to attend and vote in the General Meetings and right to challenge corporate resolutions

The new shares are ordinary voting shares. Their holders are entitled to attend and vote in the General Meetings and to challenge corporate resolutions, in accordance with the general regulation established in the Law on Public Limited Companies and subject to the provisions of BANCO SANTANDER Articles of Association and which are described below.

With respect to the right to attend the General Shareholders Meeting, Section 15 of the Articles of Association of BANCO SANTANDER states:

«The holders of any number of shares registered in their names in the relevant register five days prior to the day on which the meeting is to be held will have the right to attend the General Meetings provided they are up to date in the payment of all calls for uncalled capital.»

The Articles of Association of BANCO SANTANDER do not establish any restrictions regarding the maximum number of votes that may be issued by a particular shareholder or by companies belonging to the same group. Those present at the General Meeting will have one vote per share that they hold or represent.

II.9.4.	Right of information

The new shares grant the information rights established by Sections 48.2 d) and 112 of the Law on Public Limited Companies. In accordance with those provisions and with Section 26 of the Articles of Association of BANCO SANTANDER, up to and including the seventh day prior to the general shareholders’ meeting, shareholders of BANCO SANTANDER may request the BANCO SANTANDER Board to provide information or clarification in respect of the matters included in the agenda, as well as in respect of information that has been made available to the public through the Securities and Exchange Commission since the last shareholders’ meeting.

During the meeting, the shareholders may request verbal information or clarification in respect of any of the matters included in the agenda. If the directors are not able to provide the requested information at the meeting, they must provide it in writing within the seven days following the end of the meeting. The BANCO SANTANDER Directors must provide the requested information unless it is inappropriate to do so and, in particular, if in the opinion of the Chairman of BANCO SANTANDER the publicity of the requested information may damage the interests of BANCO SANTANDER. However, the BANCO SANTANDER Directors cannot rely on this exclusion if the request is supported by shareholders representing at least 25 per cent. of BANCO SANTANDER’s share capital

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Additionally, the shareholders hold the remaining rights of information established throughout the Law on Public Limited Companies for the event of an amendment of the Articles of Association; increase and reduction of share capital, approval of annual accounts; issue of bonds whether convertible or not; transformations, mergers and de-mergers; dissolution and liquidation of the company and other corporate actions or transactions.

II.9.5.	Ancillary performances and other privileges, powers and obligations arising from the holding of the shares of the ISSUING COMPANY

The new shares will be ordinary shares which will not entail ancillary performances nor privileges, powers or duties different to those attributed to the issued shares of BANCO SANTANDER.

II.9.6.	Date upon which the rights and obligations of the shareholder apply to the new shares

The holders of the new shares will be considered shareholders of BANCO SANTANDER in terms identical to those of the current shareholders of the company, and, therefore will be entitled to any political or economic rights inherent to the quality of being shareholders in BANCO SANTANDER as from the date the increase has been declared to have been subscribed and paid up by the Board of Directors or by the Executive Committee of the ISSUING COMPANY (expected for November 12, 2004).

II.10.	Subscription requests

II.10.1.	Potential subscribers

The projected contributions to be incorporated into the corporate assets of BANCO SANTANDER will consist of the shares representing the total ordinary share capital issued by ABBEY. As a consequence, those holding ordinary shares of ABBEY as of the Effective Date will receive the new shares that BANCO SANTANDER will issue as consideration.

Notwithstanding the above, with the aim of facilitating the Transaction and given the high number of ABBEY shareholders, the newly issued shares of BANCO SANTANDER will be subscribed by Euroclear, on behalf of ABBEY ordinary shareholders, by virtue of a Subscription Agreement, governed by Spanish law, which will be executed by a person appointed by the ABBEY Board on behalf of the ABBEY ordinary shareholders in the context of the Transaction, by Euroclear and by BANCO SANTANDER.

By means of the appropriate operating links between the entities of the Euroclear group and of the latter with the CREST group (operator of the clearance and settlement system in the UK) ABBEY shareholders will receive, upon the Transaction becoming implemented, CDIs (“Crest Depository Interests”) issued by CREST.

The holding of CDIs of BANCO SANTANDER will represent the entitlement to the new shares of BANCO SANTANDER, and therefore holders of CDIs may keep their CDIs or cancel them and deliver the underlying shares of the BANK to a Participant in Iberclear. Section 9 of Part 3 of the Scheme Document includes a detailed description of the rights of CDI holders.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Holders of CDIs of BANCO SANTANDER will exercise the rights attached to the underlying shares of BANCO SANTANDER through CREST and Euroclear, in accordance with the procedures established in the UK to that effect.

Regarding the collection of dividends, CREST offers CDI holders the possibility to receive in sterling any amounts paid by issuers in euros, at no charge.

Until the date which is later between the date on which the BANCO SANTANDER Shares are admitted to listing on the London Stock Exchange and the date falling 6 calendar months after the closing of the Transaction, BANCO SANTANDER will make available to those ABBEY shareholders who are resident in the UK and appear on the register of members as holders of 2000 or fewer ABBEY ordinary shares at the SRT and hold their new BANCO SANTANDER shares under a “corporate nominee facility”, a share dealing facility which will enable them to sell their entire holding, but not only a part, of the new BANCO SANTANDER shares that they receive under the terms of the Transaction without incurring in any settlement, trading, exchange or other charges, but which will not assure in any way the price to be obtained by the eligible shareholders who use the facility.

II.10.2.	Period of subscription

The subscription of the new shares of BANCO SANTANDER will take place on the Effective Date, which is expected to occur next November 12, by the execution of the Subscription Agreement referred to in Section II.10.1.1 above. In accordance, Euroclear will subscribe the new BANCO SANTANDER shares, which will be paid up by means of the delivery of the ABBEY shares to BANCO SANTANDER by virtue of the Scheme of Arrangement.

By virtue of the UK regulations, once the Transaction is completed, it will be binding for all ordinary ABBEY shareholders, regardless whether they have attended or voted in the Court Meeting or in the Extraordinary General Meeting.

II.10.3.	Period and entities before which the subscription may be processed

Not applicable.

II.10.4.	Manner and date of the disbursement process

The disbursement of the newly issued shares shall take place in the date and manner described in section II.5.3.(c) above.

II.10.5.	Manner and period of delivery of the copies of the subscription bulletins to the subscribers

Given the characteristics of the increase, subscription bulletins will not be made nor will provisional deposits be issued.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

II.11.	Exclusion from the right of preferential subscription

Bearing in mind the demands of corporate interests, and with the purpose of permitting the new shares to be subscribed by Euroclear on behalf of the ordinary shareholders of ABBEY, the Extraordinary General Shareholders Meeting has agreed to the withdrawal of the right of preferential subscription for shareholders and holders of convertible bonds of the ISSUING COMPANY.

II.11.1.	Excerpt from the resolutions regarding the right of preferential subscription

The Extraordinary General Meeting of Shareholders of BANCO SANTANDER, held in Santander on October 21, 2004, agreed, under the First Point of the Agenda, to the following:

“4.	Exclusion of the right of preferential subscription

In view of the corporate interest, and with the purpose of allowing the new shares to be delivered to in favour of the ABBEY National plc shareholders, through CREST and its established link with Iberclear, EC Nominees Limited (entity of the Euroclear Group which will subscribe the shares on the account of the shareholders of ABBEY National plc), the preferential right of subscription of the shareholders of BANCO SANTANDER is totally excluded.”

II.11.2.	Directors’ Report regarding the exclusion of the right of preferential subscription and that stated in Section 144 of the Law on Public Limited Companies

The Board of Directors of BANCO SANTANDER, on September 27, 2004, issued a report related to the Increase, with the contents indicated in Sections 144, 155 and 159 of the Law on Public Limited Companies, a copy of which is included as Annex 4 of this Prospectus.

II.12.	Placement and allotment of the new shares

II.12.1.	Entities which take part in the subscription of the new shares

As has been previously mentioned, the new shares will be subscribed by Euroclear and entirely paid up by means of a contribution in kind consisting in ordinary ABBEY shares, representative of its ordinary share capital.

II.12.2.	Directing entity for the issue

No directing entity whatsoever will take part.

II.12.3.	Underwriting entities

Not applicable.

II.12.4.	Pro rata calculation

No pro rata calculation will take place, given the characteristics of the Issue.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

II.13.	Termination of the process

II.13.1.	Literal transcription of the provision agreed upon in the event of an incomplete subscription

As has been stated in section 0.1.2.1, the number of shares object of the capital increase that this Prospectus refers to was determined by the Board of Directors of BANCO SANTANDER at its meeting of September 27, 2004, taking into consideration (i) the Exchange Ratio and (ii) the maximum number of ordinary ABBEY shares that could be in issue at the SRT. Thus, the maximum number of shares that BANCO SANTANDER could have to deliver to the ABBEY ordinary shareholders in accordance with the Exchange Ratio was set in 1,511,377,903 newly-issued shares. In any event, the possibility of an incomplete subscription has been contemplated for the event that the number ABBEY shares that are finally issued on the SRT is lower.

The agreement of the Extraordinary General Meeting of Shareholders adopted on the date of October 21, 2004, under the First Point of the Agenda, has established incomplete subscription under Section 161 of the Law on Public Limited Companies in the following terms:

“2. Incomplete subscription

If the 1,511,377,903 shares cannot be fully subscribed and paid in by means of delivery of the indicated contributions, the capital will be increased to the corresponding extent.

For this reason, and in accordance with the provisions of Article 161.1 of the Law on Limited Companies, the possibility of incomplete subscription of the increase is specifically contemplated. It is noted that, in any event, the specific number of shares may not exceed the 1,511,377,903 shares contemplated in this resolution.”

II.13.2.	Period and form of delivery of the new shares

As these are securities represented through book entries, they will be created as such upon registration in the central registry managed by Iberclear. On the same day, the entries in favour of the holder of the new shares will be recorded in the registry of the relevant Participant in Iberclear.

The holder of the shares will have the right to obtain from the Participant entity with which the shares are registered, the certificates of entitlement corresponding to these shares.

Section 9 of Part 3 of the Scheme Document describes in detail the representation form of the CDIs and the certificates that their holders may request.

II.14.	Costs of the Issue

For merely informational purposes, an estimate of the costs of the capital increase transaction which are to be borne by BANCO SANTANDER is indicated below:

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			Euros (million)

Costs of the issue in Spain (1)			0.44
	–	CNMV	0.06
	–	Notary	0.09
	–	Registry	0.01
	–	Stock Exchanges	0.28
Settlement, holding and dealing of shares in the UK			5.9
	–	Euroclear	1
	–	Crest	0.9
	–	Lloyds[1]	4

Global costs of professional advisors			75.05
Document fee (Panel)			0.3

TOTAL			89.69

The amount of the expenses as a percentage of the total value of the issue is approximately 0.64%. It is expected that these expenses are financed with BANCO SANTANDER’s ordinary resources without any need to make use of external financing.

II.15.	Tax regulation that is applicable to the increase

Below is described a brief analysis of the principal tax consequences, for those investors who are the beneficial owners of the new shares of BANCO SANTANDER, derived from the acquisition, ownership and later transfer, as the case may be, of the new BANCO SANTANDER shares to which this Prospectus refers.

This analysis is a general description of the regulation applicable in accordance with current Spanish legislation (including its regulation in development) at the date of the approval of this Prospectus, without affect to the current Autonomous tax regulations in the Historical Territories of the Basque Country and the Autonomous Region of Navarra.

However, it should be taken into account that this analysis does not specifically state all the possible tax consequences of the mentioned transactions nor the regulation applicable to all the investment categories, some of which (as for example, those investors holding direct or indirectly at least 25% of the share capital, the financial entities, the Collective Investment Funds, the Cooperatives, the entities that regulate allocation of income, etc.) may be subject to special rules.

Therefore, the investors are advised to consult with their lawyers or tax consultants, who may be able to provide them with personalised advice in view of the particular circumstances.

II.15.1.	Indirect taxation of the acquisition and transferral of the new shares

The acquisition and, as the case may be, later transfer of the new shares will be exempt from the Property Transfer and Stamp Duty Tax and the Added Value Tax, in the terms established in Section 108 of Law 24/1988, of July 28, regarding the Securities Market concordant with the regulatory laws of the cited taxes.

[1]	Includes estimated fees of Lloyds TSB Bank plc for services related to the registry of CDI holders and administration of their rights.

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II.15.2.	Direct taxation derived from the ownership and transferral of the new shares

2.15.2.1. Investors who are residents in Spanish territory

This Section analyses the tax treatment applicable both to the investors who are the beneficial owners of the new shares of BANCO SANTANDER and who are residents in Spanish territory as well as those that, though they are not residents, will be taxpayers through the Non-resident Income Tax (from this point on, “NRIT”) and will act through a permanent establishment in Spain, such as those investors, individuals, residents in other member States of the European Union (provided that this is not a territory qualified by law as a tax haven) as well as taxpayers through the NRIT whose yields obtained in Spanish territory coming from work and economic activities than reach at least 75% of the entirety of the taxpayer’s taxable income in the financial year and who opt to pay as taxpayers of Income Tax (from here on, “IT”), provided that such taxable income has been paid during the period in which the NRIT applies.

To such effect, entities that are residents in Spanish territory as conforming to Section 8.1 of the Royal Legislative Decree 4/2004, of March 5, by which the revised text of the Corporate Tax Law (from this point on, “CTL”) is approved, and the individual taxpayers that have regular residence in Spain, exactly as it is defined by Section 9.1 of the Royal Legislative Decree 3/2004 of March 5, by which the revised text regarding the Income Tax Law (from here on, “ITL”) is approved, will be considered investors that are residents of Spain, likewise the residents outside of Spain that are members of Spanish diplomatic missions, Spanish consular offices and other official responsibilities, in the terms of Section 9.2 of the aforementioned rule, without effect to that established in the Agreements in order to avoid Double Taxation signed by our country. Also, individuals of Spanish citizenship who, having ended their tax residency in Spain, accredit their new tax residence in a tax haven will have consideration as investors who are residents of Spain, both during the tax period in which they change their residence as well in the four following ones.

2.15.2.1.1.Individuals

(a)	Income Tax

(a.1)	Returns from equity capital

For the taxpayers of IT, they will have the consideration of returns from the equity capital the dividends, the premiums from attendance at meetings, the returns derived from the establishment or cession of rights or authorities of use or possession of the new shares and, in general, the shareholder interests in the profits of BANCO SANTANDER as well as any other profit received from said entity in their condition as shareholder.

For purposes of its integration in the taxable base of the IT, the complete return will be calculated by multiplying the entire amount received by the percentage of 140%. For the calculation of the net return, the administration expenses and deposit of the new shares will be deductible, but not those of discretional and individualised management in the portfolio. Finally, the shareholders will have the right to deduct 40% of the entire amount received for the aforementioned reasons from the tax liability of their IT.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Nevertheless, the percentage will be 100% (and not 140%), not applying the deduction of 40% when this deals with returns coming from new shares acquired through the two months before the date in which they would have been paid when, after this date, within the same time period, a transfer of homogenous securities is produced.

Likewise, the shareholders will endure a withholding, on account of IT, of 15% on the entire amount of the distributed profit. The withholding on the account will be deductible from the liability of the tax referred to and, in the even of this being insufficient, will give rise to the refunds established in Section 105 of the ITL.

(a.2)	Equity profits and losses

The inter vivos transfers of new shares carried out by the taxpayers for the IT, will be of valuable consideration or, in the cases of those established in the ITL, to their profit, such as the remaining asset alterations set forth in Section 31 of the ITL, giving rise to equity profits or losses quantified by the difference, negative or positive, respectively, between the value of the acquisition of the new shares and its value of transfer, which will be determined (i) by its listing value on the date in which said transmission is produced, or (ii) by the price agreed to when it is higher than said listed value.

The equity profits and losses computed in this way will be introduced to the taxable base and will be subjected to taxation in accordance with the general rules for this type of income.

Among these rules, it should be pointed out:

(i)	When the shareholder possesses homogenous securities acquired on different dates, the acquired shares will be understood to be transferred in the first place for the purposes of that established in the letters a), b) and c) of Section 35.1 of the ITL.

(ii)	In the cases and with the requisites established in the ITL (Section 31.5 and that which is concordant), certain losses derived from the transfer of shares admitted to trading on any of the official secondary markets of securities defined in Directive 93/22/EEC, of the Counsel, of May 10, 1993, will not be computed as equity losses when homogenous securities have been acquired within the two months previous to or after the date of the transfer which gave rise to the loss. As the case may be, the cited losses will be integrated into the taxable base of the IT of the taxpayer in the measure that the shares which are part of the assets are transferred.

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(iii)	The equity profits which are highlighted as a consequence of the transfer of shares acquired in more than one year before the date in which the alteration of the composition of the asset takes place will be integrated into the special part of the tax base during the 2004 financial year at the fixed rate of 15%.

(iv)	On the other hand, the equity profits that are highlighted as a consequence of the transfer of shares acquired in a year or less before the date of their transfer will be integrated into the general part of the taxable base, levied at the marginal rate corresponding to the shareholder (with a maximum for the 2004 financial year of 45%).

In the case of shares admitted to trading on any of the official secondary markets of those defined in Directive 93/22/EEC, of the Council, of May 10, 1993 (as it happens in the case of the new shares), the amount obtained by the sale of preferential subscription rights will reduce the cost of acquisition of the shares of those that come from the same, and in future transfers, up until these are reduced to zero. The amounts received in excess over the cost of acquisition will be considered equity profit for the transmitting party in the financial year in which the transfer takes place.

The delivery of paid-in shares by BANCO SANTANDER to its shareholders will not constitute income for those.

In the event of shares which are completely paid in, the acquisition value of the new and the old shares from which they come will be fixed, coming from the result of dividing the total cost of the old shares among the number of shareholders, both old and paid-in, which correspond. For the partially paid-in shares, the amount will be paid.

(b)	General property tax

The individual investors who are residents in Spanish territory, in conformity with that established in Section 9 of the ITL, are subjected to the General Property Tax (from here on, "GPT”) for the entirety of the net assets of which they are owners, on December 31 of each year, independent from the place where their assets are situated or where they may exercise the rights. Without effect to the specific regulation approved, as the case may be, by each Autonomous Government, Law 19/1991, of June 6, there is a minimum exemption fixed at 108,182.18 Euros, and a tax scale whose marginal rates oscillate, for the year 2004, between 0.2% and 2.5%.

There exists the obligation to present a declaration for this tax, provided that the taxable base of the taxpayer results as higher than the minimum exemption previously cited or when, this circumstance not arising, the value of the taxpayer’s assets and rights result to be, for the year 2004, higher than 601,012.10 Euros. For this purpose, those individuals that are residents for tax purposes in Spain who acquire the new shares and who are obligated to present a declaration for the GPT, must declare the new shares that they possess on December 31 of each year, which will be computed according to the average value of the trade in the fourth quarter of said year. The Ministry of Economy and Treasury will annually publish this average quote.

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(c)	Gifts and Bequeathals Tax

The transfer of new shares at a profit (for reasons of death or donation) in favour of the individuals who are residents of Spain are subject to the Gifts and Bequeathals Tax (from here on, “GBT”) in the terms established in Law 29/1987, of December 18, with the taxpayer who is the acquirer of the Shares being subject to this, all of this without effect to the specific regulation approved, as the case may be, by each Autonomous Government. The tax rate applicable to the net tax base oscillates between 7.65% and 34%; once the complete quota is obtained, certain multiplying coefficients are applied according to the pre-existing assets and the degree of relationship of the acquirer, with it finally being able to result as a tax rate of between 0% and 81.6% of the taxable base.

2.15.2.1.2.Taxpayers of the Corporate Tax

(a)	Dividends

The taxpayers of the CT or those that, being taxpayers through the NRIT, act in Spain through a permanent establishment, will integrate into their taxable base the complete amount of the dividends or shareholder interest in profits received as a consequences of the ownership of the new shares, likewise the expenses inherent to the shareholder interest, in the manner established in Section 10 and after of the CTL.

In the terms established in Section 30 of the CTL, the taxpayers of said tax will have the right to a deduction of 50% of the entire quota that corresponds to the taxable base derived from the dividends or shareholder interest in the obtained profits. The taxable base derived from the dividends or shareholder interest in profits is the complete amount of the same.

The previous deduction will be 100% when, the remaining requirements demanded by regulation fulfilled, the dividends or shareholder interest in profits come from one shareholder interest, direct or indirect, of less than 5% of the capital, and provided that it is possessed in an uninterrupted manner during the year previous to the day in which the profit which is distributed is demandable or, in the absence of this, that it is maintained during the time that is necessary to complete one year.

Likewise, the taxpayers of the CT will bear a withholding, on account of the tax referred to, of 15% on the complete amount from the distributed profit, save for if the deduction for double taxation of 100% of the received dividends is applicable and in this way communicated to BANCO SANTANDER, in which case no withholding whatsoever will be carried out. The withholding will be deductible from the quota of CT and, in the event of this being insufficient, it will give rise to the refunds established in Section 139 of CTL.

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(b)	Income derived from the transfer of the new shares

The profit or loss derived from the transfer of burdensome or lucrative transfers of the new shares or of any other asset alteration related to the same, will be integrated into the taxable base of the taxpayers of CT, or taxpayers of the NRIT who act through a permanent establishment in Spain, in the manner established in Section 10 and following of the CTL.

Likewise, in the terms established in Section 30.5 of the CTL, the transmission of the new shares by taxpayers of this tax may grant the transferring party the right to deduct for reasons of double taxation, and, as the case may be, for the part of the income that does not benefit from the deduction, the taxpayer will be permitted the deduction for reinvestment of extraordinary profits, in accordance with that established in Section 42 of the cited Law.

Finally, in the event of a “grandfathering” of the new shares on the part of the taxpayer of CT, the income that is generated for this will be paid as well, in accordance with the rules of this tax, and with the GBT not being applicable.

2.15.2.2. Non-resident investors in Spanish territory

This Section analyses the tax treatment applicable to the investors who are not residents in Spanish territory who are the beneficial owners of the new shares of BANCO SANTANDER, excluding those that act in Spanish territory through permanent establishment, whose tax regulation has been described together with those of resident investors. This Section will be equally applicable to those individual investors who acquired the condition of tax residents in said territory and that, with the requirements established in Section 9.5 of the ITL fulfilled, may opt to pay through the NRIT during the tax period in which the change of residence takes place as well as the five following this.

Individuals who are not taxpayers of IT and non-resident entities in Spanish territory will be considered non-resident investors, in conformity with that established in Sections 5 and 6 of the Royal Legislative Decree 5/2004, of March 5, for which the revised text of the Non-resident Income Tax is approved.

The regulation which is described below is of a general character, for which the particularities of each taxpayer and those that may result from the Agreements in order to avoid Double Taxation held between third party countries and Spain should be taken into account.

Investors are advised to consult their legal or tax counsels, who may be able to provide a personal advice in view of their particular circumstances.

2.15.2.2.1. Non-resident Income Tax

(a)	Returns on equity capital

The dividends and other shareholder interests in profits compared to the tax regulation of the same, obtained by persons or entities who are non-residents of Spain, which act without permanent establishment, will be subjected to taxation by the NRIT at the tax rate of 15% on the entire amount received.

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Generally, BANCO SANTANDER will carry out, at the moment of the payment of the dividend, a withholding on account of NRIT of 15%.

Nevertheless, when by virtue of the residence of the receiver, the Agreement in order to avoid Double Taxation signed by Spain is applicable, a reduced tax rate established in the Agreement for this type of income will be applied, as the case may be, with a preliminary accreditation of the taxpayers’ tax residence in the manner established by the current regulation (for those investors resident for tax purposes in the United Kingdom, the Agreement in order to avoid Double Taxation entered into between the United Kingdom and Spain, provides a general withholding on dividends of 15%). To such effect, currently, a special procedure is found to be in force, approved by the Order of the Ministry of Economy and Treasury on April 13, 2000, in order to make effective the withholdings on non-resident investors at the withholding rate that corresponds in each case or in order to exclude the withholding, when in the process of payment resident financial entities, residents or representatives in Spain that are depositaries or administrators of the collection of the income of said values intervene.

In accordance with this regulation, at the moment of the distribution of the dividend, BANCO SANTANDER will carry out a withholding on the complete amount of the dividend at the rate of 15% and will transfer the liquid amount to the depository entity. The depository entity that accredits, in an established manner, the right to the application of reduced rates or to the exclusion of withholdings of its clients (for which these will have to provide the depository entity, before the 10th day of the month following that in which the dividend is distributed, a certificate of tax residency issued by the corresponding tax authority of the taxpayers’ country of residence, in which, if it should be the case, it should officially state that the investor is a resident in the meaning defined in the Agreement which results to be applicable; or, in those cases in which a tax limit fixed in the Agreement, developed through an Order in which the use of a specific form is established, the cited form in place of the certificate) will immediately receive, for the payment to the same, the amount withheld in excess. Said certificate of residency has, to this effect, a validity of one year from its date of issue.

When an extension applies, or by the application of some Agreement, the withholding rate should be less than 15% and the investor could not have accredited the right to the taxation at a reduced rate or to the exclusion of withholding within the period indicated in the previous paragraph, the refund of the amount in excess, which is subject to the procedures and the model of the declaration established in the Ministerial Order of December 23, 2003, may be requested.

In all cases, when the withholding by BANCO SANTANDER is carried out or the legitimacy of the extension is recognised, the non-resident shareholders will not be obligated to present a declaration in Spain for the Non-resident Income Tax.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Investors are advised to consult with their lawyers or tax consultants regarding the procedures to be followed, in each case, with the purpose of requesting the aforementioned refund from the Spanish Treasury.

(b)	Equity profits and losses

In accordance with the Non-resident Income Tax Law, the equity profits obtained by non-resident individuals or entities by the transfer of the new shares, or any other equity profit related to the same, will be subjected to taxation by the NRIT and will be quantified, in a general manner, in conformity with the rules established in the ITL. The equity profits will be paid for the NRIT at a general rate of 35%, save for when an Agreement in order to avoid Double Taxation, signed by Spain, is applicable, in which case this will be as it is established in said Agreement. For those investors resident for tax purposes in the United Kingdom, the Agreement in order to avoid Double Taxation entered into between the United Kingdom and Spain, provides that capital gains obtained as a result of the transfer of new shares will no be subject to taxation in Spain.

In addition, in application of internal Spanish law, the following equity profits will be exempt:

(i)	Those derived from transfers of securities made in official secondary markets for Spanish securities, obtained without mediation of a permanent establishment by resident persons or entities in a State that has signed an Agreement to avoid Double Taxation with Spain, with a clause for the exchange of information (currently, all the Agreements signed by Spain contain such a clause, except that signed with Switzerland), provided that they are not obtained through countries or territories qualified by regulation as tax havens.

(ii)	Those derived from the transfer of new shares obtained without mediation of a permanent establishment by resident individuals or entities for tax purposes in other member States of the European Union, or by permanent establishments of said residents situated in other member States of the European Union, provided that they have not been obtained through countries of territories qualified by regulation as tax havens. As an exception, the exemption does not affect the equity profits that are generated as a consequence of the transfer of shares or rights of an entity when (i) the asset of this entity consists mainly, in a direct or indirect way, of real estate situated in Spanish territory, or, (ii) at any moment, within the twelve months preceding the transfer, the taxpayer has participated, directly or indirectly, in at least 25% of the capital or assets of the issuing company.

The equity profit or loss will be calculated and subjected to taxation which is separate for each transfer, with compensation of profits and losses not being possible in the event of several transfers with results of different characters. Its quantification will be carried out applying the rules of Section 24 of the Non-resident Income Tax Law.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

When the investor possesses homogenous securities, acquired on different dates, the acquired securities will be understood to be transferred first.

The amount obtained for the sale of the preferential subscription rights will reduce the cost of the acquisition of the shares which come from the same, for reasons of future transfers, up until said cost is reduced to zero. The amounts received in excess on the cost of the acquisition will be considered equity profit.

The delivery of new shares, totally or partially paid-in, by BANCO SANTANDER to its shareholders, will not constitute income for them.

In the event of completely paid-in shares, the value of the acquisition of the new shares and the old shares that these result from will be fixed by the result of the dividing of the old shares total cost between the number of shares, both old and paid-in, which correspond. For the partially paid-in shares, the amount will be paid.

In accordance with that established in the Non-resident Income Tax Law, the equity profits obtained by non-residents without mediation of a permanent establishment will not be subject to withholding or deposits to the NRIT account.

The non-resident investor will be obligated to present a declaration, determining and depositing, as the case may be, the corresponding tax debt. The declaration and deposit may also be carried out by the investor’s tax representative in Spain, with subjection to the procedures and models of declaration established in the Ministerial Order of December 23, 2003.

If an exemption is found to be applicable, be it by virtue of internal Spanish law or by an Agreement in order to avoid Double Taxation signed by Spain, the non-resident investor must accredit the taxpayer’s right through the providing of a certificate of tax residency issued by the corresponding tax authority of the taxpayer’s country of residence (in which, as the case may, it should expressly state that the investor is a resident in the meaning defined in the Agreement that results as applicable) of a form established in the Order that the Agreement has developed and which results as applicable. Said certificate of residency has, to such effect, a validity of one year from its date of issue.

2.15.2.2.2.General Property Tax

Without effect to that which results from the Agreements in order to avoid Double Taxation signed by Spain, individuals that have not regular residence in Spanish territory are subject to the GPT, in conformity with that established in Section 9 of the ITL, and that are owners on December 31 of each year of assets and rights, which may have been exercised or that must be fulfilled in Spanish territory. These assets or rights will be the only ones that are taxed in Spain for the GPT, applying to them the general tax scales for this tax, whose marginal rates currently vary between 0.2% and 2.5%. For those investors resident for tax purposes in the United Kingdom, the Agreement in order to avoid Double Taxation entered into between the United Kingdom and Spain, provides that new shares will not be subject to taxation in Spain under this tax.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

In the event that the tax results from GPT, the new shares which are the property of non-resident individuals and which are admitted to trading on the official secondary market for Spanish securities will be calculated by the average listing price of the fourth trimester of each year. The Ministry of Economy and Treasury will annually publish the aforementioned average listing price for purposes of this tax.

The taxation will be carried out through self-assessment, which must be presented by the taxpayer or by the taxpayer’s tax representative in Spain, being subject to the procedures established by the Ministerial Order of December 23, 2003.

Non-resident investors are advised to consult with their lawyers or tax consultants regarding the terms in which, in each specific case, the GPT must be applied.

2.15.2.2.3. Gifts and Bequeathals Tax

Profitable acquisitions by non-resident individuals in Spain, and regardless of what the residency of the transmitting party may be, will be subject to the GBT when the acquisition is of assets and entitlements which are situated, may be exercised or must be fulfilled in Spanish territory. In general, the tax for the GBT of non-residents subject to the tax is carried out in the same manner as that of residents.

The non-resident entities in Spain are not taxpayers of this tax and the incomes that they obtain for profitable acquisitions will be taxed generally in accordance with the rules of the previously described NRIT, without effect to that established in the Agreements in order to avoid Double Taxation which could result in being applicable.

Non-resident investors are advised to consult with their lawyers or tax consultants regarding the terms in which, in each specific case, the GBT must be applied.

II.16.	Purpose of the Transaction

The purpose of the Transaction is the integration of ABBEY into the BANCO SANTANDER Group. The group resulting from the Transaction, as well as other relevant aspects of the Transaction not included in other sections hereof, are described below.

(a)	Group resulting from the Transaction.

The undertaking of the capital increase object of this Prospectus shall permit the integration of ABBEY into the Banco Santander Group.

I. Information about ABBEY

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

ABBEY (ABBEY National plc) has its corporate domicile in London (England), ABBEY National House, 2 Triton Square, Regent’s Place, NW1 3AN, registry identification number 2294747. Its ordinary shares are traded on the London Stock Exchange.

ABBEY is the leading entity of one of the largest financial groups in the United Kingdom, where it is the second-largest provider of the residential mortgages. ABBEY is the sixth-largest bank in the United Kingdom by assets. At 31 December, 2003 the shareholders’ funds of ABBEY (including non-equity interests) reached 5.3 billion pounds sterling (equivalent to approximately Euro 8 billion as per an exchange rate of €1.50545:£1.00), and the total assets reached 177 billion pounds sterling (equivalent to approximately Euro 266 billion as per the same exchange rate). For the financial year ended 31 December 2003, the Personal Financial Services division of ABBEY reported trading profits before taxes and extraordinary charges of 1 billion pounds (equivalent to approximately Euro 1.5 billion as per the same exchange rate). The consolidated Group during the same period reported attributable losses of 700 million pounds sterling (equivalent to approximately Euro 1.05 billion as per the same exchange rate). At that date, it had more than 26,000 employees, approximately 741 branches and approximately18 million customers.

II. Integration of ABBEY into BANCO SANTANDER

The acquisition of ABBEY will allow the creation of a group concentrating on retail customers, with a diversified presence in many countries, which will be within the tenth largest banking groups in the world measured by market capitalization. Further, ABBEY is an attractive platform with great potential that will allow penetration of the banking market of the United Kingdom by BANCO SANTANDER. Also, the Board of Directors of BANCO SANTANDER believes the combination with ABBEY will give rise to an additional contribution to pre-tax earnings, derived from cost reductions and profit earning synergies, of 670 million euros per annum as from 2007.

As stated in section I.4, the joint pro-forma financial information of BANCO SANTANDER and ABBEY for the 6-month period ending June 30, 2004 and the explanatory notes thereof, together with the audit report, are attached to this Prospectus as Annex 10. Below, it is presented:

(i)	a chart with the pro-forma financial results for the 6 month period ended June 30, 2004, as included in the attached pro-forma information; and

€ (million)

Audited consolidated net attributable income of the Banco Santander Group for the six months ended 30 June 2004	1,910
Unaudited consolidated profit attributable to shareholders (after the deduction of preference dividends) of the Abbey Group for the six-month period ended 30 June 2004	282
Unaudited adjustments made to Abbey Group’s profit attributable to shareholders (after the deduction of preference dividends) for the six months ended 30 June 2004	(46)
Amortisation of goodwill	(226)
Funding cost of the dividend differential (6 pence per share) payable by Abbey to its existing shareholders prior to the Acquisition	(2)

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

€ (million)

Funding cost of the special dividend (25 pence per share) payable by Abbey to its existing shareholders prior to the Acquisition	(8)
Funding cost of the Acquisition expenses	(3)

Pro forma consolidated results	1,907

(ii)	a chart with the most important magnitudes of the consolidated balance sheets as of June 30, 2004, as included in the attached pro-forma information, including an additional row describing the percentage of growth of the aggregated total in respect of that of BANCO SANTANDER Group.

	£ (million) Abbey[1]	Abbey [2]	€ (million) Santander Group[3]	Aggregated Total	Aggregated total in respect of Santander Group

Assets:
Treasury bills and other fixed income assets	28,466	42,440	72,144	114,584	59%
Loans to banks	4,642	6,921	36,110	43,031	19%
Loans to customers	95,402	142,235	187,083	329,318	76%

Liabilities:
Deposits by banks	17,716	26,413	66,853	93,266	40%
Customer accounts	75,949	113,232	169,532	282,764	67%
Debt securities in issue	24,303	36,233	47,052	83,285	77%

In the Directors’ Report attached as Annex 4, the reasons why BANCO SANTANDER Directors believe that the Transaction and, therefore, the capital increase are justified by reason of corporate interest are discussed in greater detail. Below we discuss the most relevant ones, although the statements regarding financial results are not intended to imply that future profits per share of BANCO SANTANDER will necessarily exceed or match those of the prior period:

1.	Creation of a unique multi-local network of retail banking

The Board of Directors of BANCO SANTANDER believes that the integration of ABBEY in the Banco Santander Group will create a well diversified international banking franchise. This combination will leverage Grupo Banco Santander’s skills in retail banking, which have been developed in multiple geographical areas, to improve ABBEY’s banking business in the United Kingdom.

[1]	Information obtained from the interim financial results for the 6 month period ended June 30, 2004, calculated in accordance with UK GAAP and subject to a limited review by Deloitte & Touche, LLP. In this chart no adjustment has been made in respect of any data of ABBEY calculated in accordance with UK GAAP. The balance sheet as of the said date shows a total amount of assets of £170.971 million. The amounts broken down represent 71% of the assets and 69% of the liabilities.
[2]	All the amounts in sterling presented in the pro-forma financial information and explanatory notes thereto, have been converted into euros at the official Spanish spot currency market rate as of June 30, 2004, which amounted to 1,4909 euros per sterling.
[3]	Data obtained from the consolidated financial statements for the 6 month period ended June 30, 2004, calculated in accordance with Spanish GAAP. The balance sheet as of the said date shows a total amount of assets of Euro 356.864 million. The amounts broken down represent 83% of the assets and 79% of the liabilities.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

The Board of Directors of BANCO SANTANDER believes that the integration of ABBEY in the BANCO SANTANDER Group will create a global retail bank with good diversification. Retail banking will represent approximately 85% of total revenues[7], a greater percentage than that of most of the other large international banks. The resulting group will have a good level of diversification between emerging economies and mature and stable ones. In this respect, 47% of the consolidated profit of Grupo Banco Santander will come from the European Union (the euro zone), 21% from the United Kingdom and 31% from Latin America. More than 90% of the combined loan portfolio will be located in countries rated "AA" or better.

ABBEY has a broad distribution network of 740 branches in the United Kingdom, direct and Internet channels, as well as financial intermediaries. As a result, ABBEY has approximately 18 million customers. Furthermore, at 31 December 2003 ABBEY was the second-largest residential mortgage loan provider in the United Kingdom, with 11% mortgage market share and has the sixth-largest share of current accounts.

2. Financial benefits of the acquisition

BANCO SANTANDER’s Directors believe that the combination of BANCO SANTANDER and ABBEY will create substantial value through both cost reduction and revenue benefits.

During recent years, ABBEY’s management team has implemented a restructuring programme. Nevertheless, its expense ratio in Personal Financial Services, Banking and Savings of 52.7% (for 2003, on a full year trading basis) continues to be relatively high by reference to peers. BANCO SANTANDER Board believes that, by applying its knowledge and technology, BANCO SANTANDER could achieve greater efficiency and cost savings that will translate to 450 million euros per annum within a term of three years after completion of the Transaction. In particular, the Board expects to be able to deliver €150 million of cost savings in the first full year, €300 million in the second year and €450 million in the third year following completion of the Transaction.

To achieve its targets for cost savings in 2005 and 2006 (hereinafter, the “Short Term Tactical Initiatives”), the Board of Directors of BANCO SANTANDER has identified a number of specific cost saving initiatives in the following key areas:

–	IT (€128 million).

–	Customer Operations (€83 million).

–	Sales (€45 million).

–	Other Areas (€45 million).

[1]	Abbey retail banking includes only PFS revenues. Aggregation of 2003 figures.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

The cost savings that are expected to start to materialise from 2007 onwards will be based primarily on a thorough re-engineering of ABBEY’s core systems and processes through the implementation of BANCO SANTANDER’s core banking system (Partenon). The Board of Directors of BANCO SANTANDER estimates that €150 million of cost savings can be derived in 2007 from this initiative. This is in addition to the €300 million of run-rate cost savings expected to arise from the Short Term Tactical Initiatives.

In order to achieve the synergies, BANCO SANTANDER’s Board believes it will be necessary to incur one-off investment and restructuring costs of around 680 million euros in the three-year period following completion of the Transaction, as explained in detail in section (f) below.

The expected cost savings have been estimated on the basis of ABBEY’s existing costs, operating structures and business volumes and by reference to current prices, exchange rates and economic conditions and the current regulatory environment.

BANCO SANTANDER’s Board of Directors expects to be able to generate significant improvements in revenue by accelerating the development of ABBEY underleveraged franchises, since the number of products per ABBEY customer is well below that of many comparable institutions in the United Kingdom. These synergies are expected to produce approximately 220 million euros of increased pre-tax earnings by 2007.

The Board of Directors of BANCO SANTANDER anticipates adjustments to its core capital of around €2.1 billion, including outstanding pension fund liabilities, balance sheet mark-to-market, a reduction in the insurance carrying value and €555 million derived from the impact of the special dividend of 25 pence per share payable by ABBEY upon completion of the Transaction to its shareholders on the register of members at the relevant dividend record time. On a combined basis for BANCO SANTANDER’s first half 2004 capital ratios, adjusted for the capital changes and the sale of 79 million ordinary shares in The Royal Bank of Scotland Group plc (“RBS”) as publicly announced on 9 September 2004, the core capital ratio would decrease from 6.7 per cent. to 6.1 per cent.

The table below (which is the same included in the Directors Report attached to this Prospectus as Annex 4) shows the impact of the Transaction on the capital ratios of the BANCO SANTANDER group as enlarged by the acquisition of ABBEY (the “Enlarged Banco Santander Group”) as at June 30, 2004, after the adjustments and impact of the special dividend of 25 pence referred to above and including the effect of (a) the recent preference share issues and redemptions by BANCO SANTANDER and (b) the sale by BANCO SANTANDER of 79 million of its holding of ordinary shares in RBS.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Impact on Enlarged Banco Santander Group Capital Ratios(1)(2)

€bn	Banco Santander (Jun 04)	Capital Adjustments (3)	Banco Santander (Jun 04 Adjusted)	ABBEY (Jun 04)	Adjustments	Special Dividend (4)	Enlarged Banco Santander Group

Risk Weighted Assets (“RWA”)	217.1	0.1	217.2	86.7	—	—	303.9

Core Capital	13.8	0.7	14.5	6.5	(2.1)	(0.6)	18.4

Core Capital (% of RWA)	6.4	—	6.7	7.5	—	—	6.1

Tier 1 Capital	17.6	0.8	18.5	9.5	(2.1)	(0.6)	25.3

Tier 1 Capital (% of RWA)	8.1	—	8.5	10.9	—	—	8.3	(5)

Tier 2 Capital	8.6	1.2	9.9	2.3	0.7 (6)	—	12.8

Capital	26.3	2.1	28.3	11.7	(1.4)	(0.6)	38.1

Total Capital (% of RWA)	12.1	—	13.0	13.5	—	—	12.5	(5)

(1) Figures relating to BANCO SANTANDER are prepared on the basis of Spanish generally accepted accounting principles and relating to ABBEY are prepared on the basis of generally accepted accounting principles in the UK. Sterling figures have been converted to euros at an exchange rate of £1 = €1.50545.

(2) Assumes that as of June 2004 the following events had taken place (i) redemption of preference shares amounting to €1,000 million (carried out on July 1, 2004) and €331.8 million (carried out on September 1, 2004), and (ii) issue of €750 million of preference shares .

(3) Profits from the sale by BANCO SANTANDER of 79 million ordinary shares in RBS on 9 September 2004 have provisionally qualified as core capital. However, it is pending the final decision by BANCO SANTANDER on such profits. In the event that these profits do not qualify as core capital, the pro forma core capital and Total Capital ratios of the Enlarged Banco Santander Group contained in the above table would be reduced from 6.1 per cent. and 12.5 per cent. to 5.9 per cent. and 12.4 per cent., respectively.

(4) Excludes 6 pence for dividend differential.

(5) The effect of the capital issuances effected after June 30, 2004 and not included in the table above on the pro forma Tier 1 and Total Capital ratios of the Enlarged Banco Santander Group will be to increase them from 8.3 per cent. and 12.5 per cent. to 8.5 per cent. and 13.1 per cent., respectively.

(6) Investments in financial institutions in excess of 10 per cent. of total capital are deducted from total capital. The increase in Tier 2 (after deductions) is a result of lower deductions owing to the increase in BANCO SANTANDER’s total capital following the acquisition of ABBEY.

* The table above does not take into account the payment of dividends of BANCO SANTANDER of November 1, 2004, which amounted in total to Euro 395,777,444.

(b)	Treatment of the share options and awards plans of ABBEY

Pursuant to the terms thereof, the beneficiaries of the share options and awards plans arranged by ABBEY for its employees will have the right to exercise their options or to receive their shares, as applicable, as from the moment at which the Transaction is approved by the High Court of Justice of England and Wales, and during a period which varies between each of the plans, and which ends in the furthest-dated plan, 6 months from the date when court approval is given, subject to satisfying certain performance conditions in the case of some of the plans. Those employees of ABBEY who exercise their options or receive their awards so as to be named in the ABBEY share register before SRT shall take part in the Transaction under the same terms and conditions as the remaining ABBEY ordinary shareholders. Consequently, the capital increase described in this Prospectus shall cover the maximum number of ABBEY ordinary shares which may be issued as a result of the exercise of such options.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

The Transaction shall not extend to cover ABBEY ordinary shares issued after the SRT. In this regard, the ABBEY Extraordinary General Shareholders Meeting has approved a modification to the Articles of Association of ABBEY, which shall have the effect that the ABBEY ordinary shares issued in the exercise of options and rights indicated above after the SRT shall be automatically transferred to BANCO SANTANDER in accordance with the Exchange Ratio established for the Transaction, although holders of the shares issued will not be entitled to receive the 25 pence special dividend nor the 6 pence for dividend differential. Under those circumstances, BANCO SANTANDER shares delivered shall be either shares already issued in BANCO SANTANDER or, subject to the approval of the required resolution on the capital increase, new shares in BANCO SANTANDER.

As an alternative to the exercise of their options, beneficiaries of certain ABBEY option plans who exercise their options before the SRT will be given the opportunity to release their options in return for a cash payment, which shall be calculated taking into consideration the exercise price of the cancelled options, the price of the BANCO SANTANDER shares to which the holder of the options would have been entitled pursuant to the Transaction (or, if lower, 6 sterling pounds) and the special dividend and the dividend differential to which the option holder would have been entitled.

In addition, notwithstanding the alternatives mentioned above regarding the exercise of their options or awards or cancellation thereof in return for a cash payment, beneficiaries of options and share awards under certain ABBEY share plans, will be given the opportunity to release their share options or awards in return for the grant of a new equivalent option or award over BANCO SANTANDER shares (subject to compliance with certain conditions for some of the schemes). Since this alternative constitutes a remuneration scheme consistent in the delivery of shares or options over shares of BANCO SANTANDER, it has been approved by the General Shareholders Meeting of BANCO SANTANDER held on October 21, 2004 under the second point in the agenda. This resolution is included in the certificate of corporate resolutions attached as Annex 3.

According to the terms of this resolution of the General Meeting, the substitution and exchange of the ABBEY share options and awards for BANCO SANTANDER share options and awards shall be carried out in accordance with the Exchange Ratio of one ABBEY share for one BANCO SANTANDER share established for the Transaction. The maximum number of BANCO SANTANDER shares that could be acquired by the beneficiaries of the ABBEY share plans by means of the exercise of the share options and awards that will replace the ABBEY share options and awards is 40,067,968 shares. This maximum number of BANCO SANTANDER shares would represent 0,6% of the increased share capital.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

(c)	Award of 100 BANCO SANTANDER shares to each ABBEY employee in the context of the Transaction.

The General Shareholders Meeting of BANCO SANTANDER held on October 21, 2004 has approved the award of one hundred (100) shares of the BANK to each one of the employees of the Abbey Group as at the date of the award and the delivery, as a special bonus in the context of the Transaction, with effect once it is completed, with no cost for the beneficiaries. As of the date of registration of this Prospectus, no decision has been made on the date of the award and delivery of these shares, but it is expected that the said award takes place as soon as practicable after November 15, 2004. It is expected that the approximate number of ABBEY employees who will be entitled to this award will be of 27,250. The awarded shares shall be BANCO SANTANDER’s issued shares, whether acquired on the market or from treasury stock. Delivery may be effected directly by BANCO SANTANDER, ABBEY or any subsidiary of the group. The shareholders’ resolution approving the described share award is included in the certificate of corporate resolutions attached as Annex 3.

(d)	ABBEY management team. Possible costs of re-structuring.

–	Executive Directors

On October 21, 2004 Banco Santander announced that Francisco Gomez Roldan would replace Luqman Arnold as the Chief Executive Officer of Abbey after the Transaction is completed. Luqman Arnold is to be retained as a special adviser to Banco Santander.

Upon termination of Luqman Arnold’s contract on or before 30 June 2005, he is entitled to payment in lieu of his contractual notice period, equal to gross salary, pension contributions and bonus calculated by reference to the average percentage bonus (compared to annual salary) for the previous two years, for the whole of the applicable notice period. Applying the maximum bonus award for 2004 of 120% of salary, the termination payment would be approximately £1,876,500. In addition, in the event of early termination, Luqman Arnold will receive payment in respect of his salary and benefits (including pension and bonus) for the period up to 30 June 2005. On the basis of the maximum possible bonus, he would receive a total amount of £886,125 for this concept. This maximum early termination payment could not reflect the actual payment, which could be lower, depending on the circumstances and the particular moment of such early termination. In total, considering the payment in lieu of his contractual notice period of £1,875,500 and the maximum early termination payment of £887,125, Luqman could be entitled to a maximum of £2,762,625 as a consequence of the termination of his contract.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

On 26 July 2004 Stephen Hester gave notice that he was leaving Abbey for reasons not connected with the Transaction to take up a position with another company. He will not receive a termination payment.

Currently, each of the executive directors is employed on a 12 month rolling contract. Two of the executive directors are entitled to payments in lieu of their contractual notice period. As at 17 September 2004, these payments amounted to £1,785,893, representing gross salary, pension contributions and a bonus calculated by reference to the average bonuses paid to the Abbey Board in the previous two years. The other three executive directors do not have a contractual entitlement to a full payment in lieu of notice, but a payment equal to basic gross salary for the full 12 month notice period (excluding any payment in lieu of other benefits (including bonus)) would currently be estimated to amount to £1,062,950. In addition, two executive directors are entitled to receive an additional payment of 3.25 weeks pay for each year of service (subject to a maximum of two years salary) if they are made redundant.

Although as of the date of this Prospectus no decision has been taken nor there is any agreement in that respect, in the event of termination of all executive directors’ contracts (excluding Luqman Arnold’s), the estimated total maximum amount to which these directors would be entitled would be of £3,665,333.62.

Executive directors’ salaries are reviewed on an annual basis, and as such, the amounts payable to the directors on termination could be greater if their salaries are increased prior to the date of their termination.

Each of the Executive directors is eligible to participate in an annual performance related bonus scheme, the maximum payment under which is 120% of basic salary for the Luqman Arnold and 100% for the other executive directors, although amounts greater than this limit may be paid under exceptional circumstances.

–	Non-executive directors

As described in section I.5 above, it is expected that Lord Burns will continue in his position as non-executive Chairman of ABBEY. In the event of termination of his appointment or death on or before 30th June, 2005 will receive his annual fee, currently £465,750 (less withholdings) in lieu of his 12 months notice. If Lord Burns’ appointment continues beyond 30th June, 2005, this will be on such terms as he may agree with BANCO SANTANDER.

Although no decision has been taken nor there is any agreement in that respect, it is intended that the other non-executive directors of Abbey will stand down in due course once the Transaction has been completed. Under the non-executive directors’ letters of appointment, each of the non-executive directors has been appointed for an initial term of three years. Three of the non-executives are subject to 3 months’ notice periods. The remaining 4 non-executive directors do not have express notice periods in the terms of their appointment. On the basis that all of the non-executives, except for Lord Burns, are paid a sum on termination in lieu of notice equal to three months of their annual fee, the aggregate, maximum gross amount payable (excluding Lord Burns) would be £133,093.75.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

(e)	Shareholding of BANCO SANTANDER after the Transaction

Taking account of the ABBEY shareholding that is known at the date of the filing of this Prospectus, it is declared that as a result of the execution of the Transaction, no ABBEY shareholder shall become the holder of a significant stake in the share capital of BANCO SANTANDER.

Without prejudice to the foregoing, as has been stated, Euroclear shall subscribe the total number of the new shares in BANCO SANTANDER, on behalf of the ABBEY shareholders, with the aim of facilitating the settlement procedure explained in section 0.1.2.1.(e) above.

On the other hand, and as has been stated in section 0.1.2.1.(d), BANCO SANTANDER may have to deliver up to a maximum of 1,511,377,903 newly-issued shares to the ordinary shareholders of ABBEY. Should the maximum number of shares stated be delivered, the percentage that the new shares would represent in the share capital of BANCO SANTANDER once increased would amount to in the order of 24%.

Upon completion of the Transaction, as was indicated in the Relevant Fact dated September 9, 2004, Sir George Mathewson, President of The Royal bank of Scotland Group plc, will resign from his position as member of the board of directors of the BANK. The Board of Directors of the BANK will then decide whether to appoint a director by cooption to occupy that vacancy. As of the date of this Prospectus, no decision has been taken affecting the composition of the Board of Directors of the BANK as a result of the Transaction.

As of September 3, 2004, and according to the information provided in the Scheme Document, the directors of ABBEY did not hold shares of BANCO SANTANDER. As of the same date, the only director of BANCO SANTANDER which held shares of ABBEY was Assicurazioni Generali, S.P.A., which held 137,863 shares.

(f)	Restructuring plan to be made by BANCO SANTANDER

As has been stated, in order to achieve additional sinergies which are described in section (a) above, BANCO SANTANDER expects to incur one-off restructuring and investment charges of around 680 million over the three-year period following completion of the Transaction with approximately 315 million set aside for the delivery of strategic savings of costs, approximately 200 million to cover the Short Term Tactical Initiatives (as defined in section II.16.(a) above) and the remainder reflecting contingency planning. “Strategic savings of costs” are those relating to the re-engineering of ABBEY’s computer systems and processes, whereas possible contingency plans could be, for example, investment in hardware or software which may need to be changed. These restructuring costs include, amongst others, the cost associated with 3,000 redundancies in ABBEY (euro 90 million).

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

(g)	Certain costs of the Transaction

For merely informational purposes, an estimate of other costs arising from the Transaction which are to be borne by BANCO SANTANDER or ABBEY is indicated below:

Euros (million)

Cash cancellation of ABBEY share options	58.81
Award of 100 BANCO SANTANDER shares to ABBEY employees	23
Dealing facility	7.7
Admission to listing in London	0.6
Maximum cost associated to execution by ABBEY of retention arrangements for certain ABBEY employees (Retention fees)	15.8
Mailings	13.2
Calling of ABBEY shareholders meetings	0.8

Total	119.91

It is expected that those of the above costs which are to be born by BANCO SANTANDER are financed from BANCO SANTANDER’s ordinary resources without any need to make use of external financing.

For merely informational purposes, a chart summarizing certain costs arising by reason of the Transaction, which are described in detail in other sections of this Prospectus, is included below:

Euros (million)

Costs of the issue	81.69
Maximum estimated costs in the event of dismissal of the executive and non executive directors of ABBEY[1]	10.57
Restructuring plan to be made by BANCO SANTANDER	680
Other costs of the Transaction (identified in this section)	119.91

The right of the CDI holders to receive in sterling the dividends paid by BANCO SANTANDER in euros, is offered by CREST at no charge and does not suppose an additional cost for BANCO SANTANDER.

(h)	Share Repurchase Programme

At a shareholders’ meeting of 19 June 2004, BANCO SANTANDER was authorized to purchase BANCO SANTANDER shares substantially on the same terms as those authorized in the previous year’s shareholders’ meeting.

Under this authorization, BANCO SANTANDER has carried out its customary market making activities pursuant to this shareholders’ authorisation since the date of the authorisation and expects to continue to do so. These activities will be conducted under a share repurchase programme authorised -simultaneously with the approval of the acquisition of ABBEY and on the occasion of this Transaction- by the BANCO SANTANDER Board on July 25, 2004, taking into account, amongst other factors, the situation mentioned in section 0.1.2.(i) above, for the purpose of reducing BANCO SANTANDER’s share capital and will be carried out under the following terms and conditions:

[1]	Estimated in accordance with the criteria indicated in section II.16.(d) of this Prospectus and including the figures mentioned in that section. Considering an exchange rate of €1,50545:£1.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

(i)	the maximum number of BANCO SANTANDER shares, net of sales, which may be acquired is 190 million shares representing approximately 4 per cent. of BANCO SANTANDER’s share capital;

(ii)	the maximum acquisition price will be €9.77 per share, being the maximum price of the shares during the 12 months from 26 July 2003 to 25 July 2004;

(iii)	the entity acquiring the shares will be an entity of the group named Pereda Gestión S.A. and, purchase orders and, as the case may be, sale orders (as provided for under Article 6.2 of Regulations (CE) no 2273/2003 of the Commission), will be carried out through a person within Santander Central Hispano Bolsa, S.V., S.A.; effective Chinese Walls have been established between the persons in charge of privileged information directly or indirectly related to BANCO SANTANDER and such persons or entities involved in the trades regarding BANCO SANTANDER shares; and

(iv)	initially, it was expected that the Repurchase Programme would be in force as from the date of the announcement of the Transaction until completion of the Transaction; subsequently, as announced by relevant fact dated October 21, 2004, on October 20, 2004 the Board of Directors of the BANK approved the extension of the repurchase programme until December 31, 2004.

The terms, conditions and restrictions under which the Repurchase Programme will be governed are set forth in Regulation (CE) no 2273/2003 of the Commission dated 22 December 2003.

Any interruption or further amendment of this Repurchase Programme will be notified to the National Securities Exchange Commission through a Relevant Fact.

As of October 31, 2004, the number of shares held as treasury stock, directly or indirectly, by BANCO SANTANDER, was of 19,181,857 shares, which amounted to 0.4023% of the share capital of the BANK.

As of the same date, the net balance of shares acquired by BANCO SANTANDER under the repurchase programme was of 0 shares.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

II.17.	Information related to the trading of BANCO SANTANDER shares previously admitted to listing on the Stock Market

II.17.1.	Number of shares, by class and nominal value, admitted to listing on the date of the preparation of this Prospectus

At the date of this Prospectus, 4,768,402,943 shares of BANCO SANTANDER of one half (0.5) Euro of nominal value each, and of one sole class and series, are admitted to listing on the four Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia), through the Automated Quotation System (Sistema de Interconexión Bursátil – Mercado Continuo).

In addition, the shares of BANCO SANTANDER are admitted to listing on the Stock Exchanges of Milan, Lisbon, Buenos Aires and, through American Deposit Receipts (ADRs), in the New York Stock Exchange.

II.17.2.	Evolution of the transactions and the prices of BANCO SANTANDER in the 2002, 2003 financial years and in the period elapsed of the year 2004

The information that appears below refers to the trading in the Automated Quotation System (Sistema de Interconexión Bursátil – Mercado Continuo)of the shares of BANCO SANTANDER.

YEAR 2002	Number of shares	Days listed	Shares traded per day		Quotes in Euros
	Traded		Maximum	Minimum	Maximum	Minimum

January	835,026,727	22	89,502,778	16,557,924	9.65	8.55
February	593,730,612	20	81,536,310	11,477,523	9.35	9.52
March	542,589,875	20	93,006,997	13,239,468	9.95	9.16
April	719,182,877	21	76,038,967	15,927,051	10.47	9.23
May	746,497,207	22	146,500,815	8,436,439	10.46	9.66
June	660,003,643	20	72,505,310	10,887,400	9.97	7.35
July	1,055,113,429	23	161,710,073	18,594,123	8.77	6.28
August	900,500,418	21	147,480,477	8,411,704	7.31	5.61
September	737,773,506	21	88,333,072	13,612,068	7.02	4.91
October	1,313,674,795	23	167,774,911	27,114,101	6.57	4.74
November	860,698,816	20	260,346,526	17,510,477	7.24	5.81
December	572,158,005	17	80,270,260	16,384,399	7.48	6.29

	Number of shares		Shares traded per day		Quotes in Euros
YEAR 2003	Traded	Days listed	Maximum	Minimum	Maximum	Minimum

January	1,132,313,377	21	132,807,664	23,061,280	7.18	5.67
February	859,716,234	20	143,549,090	16,949,729	6.11	5.44
March	825,879,475	21	73,636,670	20,326,038	6.45	5.00
April	1,043,202,090	20	153,485,331	17,399,180	7.24	5.88
May	913,751,216	21	142,413,934	10,714,429	7.17	6.29
June	828,397,773	21	76,581,387	23,449,556	8.10	6.83
July	1,188,299,653	23	175,972,023	18,083,430	8.17	7.58
August	878,980,781	19	197,212,025	12,741,396	8.02	7.50
September	724,948,652	22	67,984,691	17,007,818	8.04	7.15
October	1,197,748,512	23	100,431,464	24,837,862	8.28	7.33
November	985,406,137	20	127,581,902	13,418,698	8.69	8.12
December	782,971,266	18	162,292,161	17,878,307	9.44	8.71

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

YEAR 2004	Number of shares	Days listed	Shares traded per day		Quotes in Euros
	Traded		Maximum	Minimum	Maximum	Minimum

January	1,225,557,704	20	145,723,397	21,453,225	9.77	9.16
February	1,073,898,489	20	182,593,896	22,855,989	9.42	8.93
March	889,679,232	23	80,555,946	15,342,265	9.36	8.36
April	1,202,380,620	20	191,869,485	15,495,729	9.57	8.84
May	1,200,748,520	21	164,706,093	8,142,909	9.02	8.57
June	667,149,961	22	61,451,680	13,209,717	8.98	8.44
July	1,156,441,266	22	236,320,760	11,510,273	8.70	7.70
August	754,775,111	21	95,451,549	9,554,926	8.13	7.70
September	847,939,116	22	111,439,002	18,514,362	8.35	7.74
October	1,256,097,975	20	112,741,559	34,921,507	8.86	8.83

II.17.3.	Results and dividends per share

BANCO SANTANDER CENTRAL HISPANO

(Thousands of Euros, save for profits and dividends per share, which appear in Euros)	2003	2002	2001	Pro-forma with ABBEY as of 30-6-2004

Net profit (Bank) (*)	1,445.0	1,376.2	813.6	813.6
Net profit attributed to the Group (*)	2,610.8	2,247.2	1,910.4	1,910.4
Capital (1)	2,384.2	2,384.2	2,384.2	3,139.9
Number of shares (1)	4,768,402,943	4,768,402,943	4,768,402,943	6,279,780,846
Average number of shares (2)	4,768,402,943	4,728,670,397	4,768,402,943	5,524,091,894
Profit per share (Bank) (3)	0.3030	0.2910	0.3412	0.2946
Profit per share (Group) (3)	0.5475	0.4753	0.8013	0.6917
Market capitalisation on December 31, divided among Net Profit attributable to Group (PER) (4)	17.15	13.88	10.64	14.02
Pay-out (%) (5) Group	55.32	61.21	n/a	n/a
Dividend per share	0.302908	0.2885	n/a(***)	n/a(***)

(1)	Data as of the end of the period.
(2)	Estimated as of the end of the financial year.
(3)	Calculated on the average number of shares.
(4)	Taking as a price per share the last close of the period (8,53 as of June 30)
(5)	Dividends taken from profits of the financial year / net profit attributed to the Group.
(*)	Except profit and dividend per share which appear in euro (units).
(**)	For the purposes of this theoretical exercise, it has been assumed a null contribution of ABBEY to the results of the period and that the issue of share capital has been effected as of June 30, 2004.
(***)	As has been stated, as of the date of this Prospectus no decision has been taken on the amount of any future dividend.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

II.17.4.	Variations in the capital of BANCO SANTANDER carried out during the two last closed financial years and the current financial year

Balance as of December 31, 2001	Euro 2,329,681,249.5

May 14, 2002 Issue of 109,040,444 ordinary shares of one half Euro of nominal value, of the same class and series as the existing shares	Euro 54,520,222

Balance as of December 31, 2002	Euro 2,384,201,471.5

Balance as of December 31, 2003	Euro 2,384,201,471.5
Balance as of the date of this Prospectus	Euro 2,384,201,471.5

II.17.5.	Shares of BANCO SANTANDER not admitted to listing on the Spanish Stock Exchanges

BANCO SANTANDER has all the representative shares of its share capital currently in circulation admitted to listing on the Spanish Stock Exchanges.

II.17.6.	Securities issued by BANCO SANTANDER which have been the object of a Public Offer of Acquisition

The shares that compose the share capital of BANCO SANTANDER have not been the object of a public offer of acquisition for purchase or by exchange.

II.18.	Participants in the drafting of the Informative Prospectus

II.18.1.	Individuals or legal entities which have participated in the drafting and/or advice of the Increase

Goldman Sachs International, J.P. Morgan plc and Merrill Lynch International have acted as joint financial advisors of BANCO SANTANDER regarding the Transaction.

Morgan Stanley & Co. Limited has acted as financial advisor to ABBEY regarding the Transaction.

Uría & Menéndez y Cía., Abogados, S.C. has acted as legal counsel in Spanish Law to BANCO SANTANDER in relation to the Transaction.

Clifford Chance LLP has acted as legal counsel in English Law to BANCO SANTANDER in relation to the Transaction.

Pérez-Llorca y Cía, Abogados, S.C. has acted as legal counsel in Spanish Law to ABBEY in relation to the Transaction.

Slaughter and May has acted as legal counsel in English Law to ABBEY in relation to the Transaction.

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

II.18.2.	Declaration of BANCO SANTANDER regarding its links or economic interests of the experts and/or advisors of BANCO SANTANDER or with entities controlled by this

BANCO SANTANDER is not aware of any link of any type (voting rights, labour relationships, family relationships, etc.) or any economic interest between BANCO SANTANDER or any entity controlled by it and the above mentioned entities which have taken part in this transaction, other than those of a strictly professional nature and relating to legal and financial advice.

Notwithstanding the above, at November 2, 2004, the last possible date prior to the filing of this Prospectus, the Goldman Sachs, Merrill Lynch, JP Morgan and Morgan Stanley & Co Limited groups held the interests in BANCO SANTANDER and ABBEY which are described below. This information does not include the interests of the entities of the said groups which, according to UK rules or agreements with the UK Panel on Takeovers and Mergers (being the regulator of takeovers and mergers in the UK), are exempt from the obligation to disclose their interests by reason of its independent management like, for instance, certain managing entities of investment funds.

(1) Interests in BANCO SANTANDER

Entity	Type of BANCO SANTANDER security	Number of shares held or underlying the security

Goldman, Sachs &Co	Long position of ordinary shares	266,200
Merrill Lynch, Pierce, Fenner & Smith Inc.	Ordinary shares	546
J.P. Morgan Securities Ltd.	Ordinary shares	5,183,402
	Short position of ADR	232,900
	CALL Option @ €10.00 17 June 2005	500,000
	CALL Option @ €10.00 17 June 2005	1,000,000
	CALL Option @ €12.00 16 December 05	1,000,000
	CALL Option @ €8.34 8 November 2004	440,000
	CALL Option @ €8.54 13 January 2005	148,000
	CALL Option @ €8.66 7 December 2004	875,000
	CALL Option @ €9.50 18 March 2005	500,000
	CALL Option @ €9.00 17 December 2004	1,000,000
	CALL Option @ €9.00 18 March 2005	1,000,000
	Exchange Traded CALL Option @ €8.00 18 March 2005	64,000
	Exchange Traded CALL Option @ €8.25 17 December 2004	200,000
	Exchange Traded CALL Option @ €8.25 18 March 2005	200,000
	Exchange Traded PUT Option @ €8.50 17 December 2004	191,000
	PUT Option @ €2.80 17 December 2004	11,526,537
	PUT Option @ €2.80 17 March 2006	2,618,504
	PUT Option @ €2.80 18 March 2005	6,954,340

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Entity	Type of BANCO SANTANDER security	Number of shares held or underlying the security

	PUT Option @ €3.10 17 December 2004	1,627,245
	PUT Option @ €3.10 17 March 2006	737,694
	PUT Option @ €3.10 18 March 2005	1,273,355
	PUT Option @ €3.45 17 December 2004	1,927,096
	PUT Option @ €3.45 17 March 2006	172,569
	PUT Option @ €3.45 18 March 2005	1,602,312
	PUT Option @ €3.80 17 December 2004	2,098,723
	PUT Option @ €3.80 17 March 2006	613,934
	PUT Option @ €3.80 18 March 2005	1,422,080
	PUT Option @ €4.10 17 December 2004	459,783
	PUT Option @ €4.10 17 March 2006	190,436
	PUT Option @ €4.10 18 March 2005	343,109
	PUT Option @ €4.45 17 December 2004	1,858,031
	PUT Option @ €4.45 17 March 2006	287,691
	PUT Option @ €4.45 18 March 2005	1,295,217
	PUT Option @ €4.75 17 December 2004	626,097
	PUT Option @ €4.75 17 March 2006	400,069
	PUT Option @ €4.75 18 March 2005	461,690
	PUT Option @ €5.10 17 December 2004	890,513
	PUT Option @ €5.10 17 March 2006	122,829
	PUT Option @ €5.10 18 March 2005	597,962
	PUT Option @ €5.45 17 December 2004	984,412
	PUT Option @ €5.45 17 March 2006	194,340
	PUT Option @ €5.45 18 March 2005	678,485
	PUT Option @ €5.50 16 December 2005	750,000
	PUT Option @ €5.75 17 December 2004	435,474
	PUT Option @ €5.75 17 March 2006	159,197
	PUT Option @ €5.75 18 March 2005	363,487
	PUT Option @ €6.10 17 December 2004	833,504
	PUT Option @ €6.10 17 March 2006	98,814
	PUT Option @ €6.10 18 March 2005	530,926
	PUT Option @ €6.45 17 December 2004	577,797
	PUT Option @ €6.45 17 March 2006	214,748
	PUT Option @ €6.45 18 March 2005	239,892
	PUT Option @ €6.50 17 December 2004	1,000,000
	PUT Option @ €6.75 17 December 2004	300,513
	PUT Option @ €6.75 17 March 2006	115,031
	PUT Option @ €6.75 18 March 2005	268,285
	PUT Option @ €7.07 17 June 2005	409,527
	PUT Option @ €7.10 17 December 2004	573,938
	PUT Option @ €7.10 17 March 2006	73,600
	PUT Option @ €7.10 18 March 2005	515,900
	PUT Option @ €7.40 17 December 2004	593,737
	PUT Option @ €7.40 17 March 2006	163,007
	PUT Option @ €7.40 18 March 2005	361,171
	PUT Option @ €7.50 18 March 2005	500,000
	PUT Option @ €7.63 18 March 2005	671,106
	PUT Option @ €7.659 16 December 2005	248,000
	PUT Option @ €7.85 17 December 2004	676,718

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Entity	Type of BANCO SANTANDER security	Number of shares held or underlying the security

	PUT Option @ €7.99 17 December 2004	478,901
	PUT Option @ €7.00 16 September 2005	1,750,000
	PUT Option @ €8.07 17 December 2004	87,650
	PUT Option @ €8.55 17 December 2004	608,864
	PUT Option @ €8.55 17 March 2006	121,394
	PUT Option @ €8.55 18 March 2005	363,451
	PUT Option @ €8.75 17 December 2004	550,000
	PUT Option @ €8.00 17 December 2004	583,544
	PUT Option @ €8.00 17 June 2005	1,000,000
	PUT Option @ €8.00 17 March 2006	172,224
	PUT Option @ €8.00 18 March 2005	508,956
	PUT Option @ €9.10 17 December 2004	292,731
	PUT Option @ €9.10 17 December 2004	67,564
	PUT Option @ €9.10 17 March 2006	55,211
	PUT Option @ €9.10 18 March 2005	220,766
	PUT Option @ €9.50 17 December 2004	1,000,000
	PUT Option @ €9.65 17 December 2004	87,048
	PUT Option @ €9.65 18 March 2005	24,906
J.P. Morgan Whitefriars Inc.	CALL Option @ €10.00 17 December 2004	373,644
	CALL Option @ €10.00 17 March 2006	85,416
	CALL Option @ €10.00 18 March 2005	345,750
	CALL Option @ €11.00 17 December 2004	247,932
	CALL Option @ €11.00 17 March 2006	120,875
	CALL Option @ €11.00 18 March 2005	230,360
	CALL Option @ €12.00 17 December 2004	117,284
	CALL Option @ €12.00 17 March 2006	40,706
	CALL Option @ €12.00 18 March 2005	162,407
	CALL Option @ €13.00 17 December 2004	121,172
	CALL Option @ €13.00 17 March 2006	54,004
	CALL Option @ €13.00 18 March 2005	157,390
	CALL Option @ €14.00 17 December 2004	136,532
	CALL Option @ €14.00 17 March 2006	35,304
	CALL Option @ €14.00 18 March 2005	140,083
	CALL Option @ €15.00 17 December 2004	163,235
	CALL Option @ €15.00 17 March 2006	29,778
	CALL Option @ €15.00 18 March 2005	129,014
	CALL Option @ €16.00 17 December 2004	108,846
	CALL Option @ €16.00 18 March 2005	16,017
	CALL Option @ €9.10 17 March 2006	52,083
	CALL Option @ €9.65 17 December 2004	65,029
	CALL Option @ €9.65 17 March 2006	95,693
	CALL Option @ €9.65 18 March 2005	216,776
	CALL Option @ €11.50 17 December 2004	212,947
	CALL Option @ €11.50 17 March 2006	66,441
	CALL Option @ €11.50 18 March 2005	207,028
	CALL Option @ €12.50 17 December 2004	190,428
	CALL Option @ €12.50 17 March 2006	58,994
	CALL Option @ €12.50 18 March 2005	176,252

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

Entity	Type of BANCO SANTANDER security	Number of shares held or underlying the security

	CALL Option @ €13.50 17 December 2004	163,138
	CALL Option @ €13.50 17 March 2006	49,523
	CALL Option @ €13.50 18 March 2005	110,761
	CALL Option @ €14.50 17 December 2004	71,401
	CALL Option @ €14.50 17 March 2006	32,378
	CALL Option @ €14.50 18 March 2005	110,156
	CALL Option @ €11.37 12 October 2006	316,623
	CALL Option @ €10.00 17 December 2004	125,449
	CALL Option @ €11.00 17 December 2004	127,115
	CALL Option @ €12.00 17 December 2004	93,556
	CALL Option @ €13.00 17 December 2004	32,587
	CALL Option @ €14.00 17 December 2004	81,423
	CALL Option @ €15.00 17 December 2004	55,612
	CALL Option @ €16.00 17 December 2004	95,570
	CALL Option @ €9.10 17 December 2004	37,629
	CALL Option @ €9.65 17 December 2004	132,285
	CALL Option @ €11.50 17 December 2004	110,846
	CALL Option @ €12.50 17 December 2004	77,463
	CALL Option @ €13.50 17 December 2004	47,507
	CALL Option @ €14.50 17 December 2004	67,442
Morgan Stanley & Co International Limited	Short position of ordinary shares	38,170
MSDW Equity Financing Services (Luxembourg) S.à.r.l.	Short position of ordinary shares	3,603,309
Morgan Stanley & Co. Inc	ADR	14,406

(2) Interests in ABBEY

Entity	Type of ABBEY security	Number of shares held or underlying the security

Merrill Lynch, Pierce, Fenner & Smith Inc.	Ordinary shares	800
	ADR	340
J.P. Morgan Securities Ltd.	Ordinary shares	111,560
	ADR	250
	CALL Option @ @ £6 18 March 2005	1,000,000
	Exchange Traded CALL Option @ £6.50 18 March 2005	2,000
Morgan Stanley Securities Limited	Short position of ordinary shares	376,745

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Non-official English translation of the Reduced Prospectus registered with the CNMV on 5/11/2004

In Madrid, on November 5, 2004, the present Reduced Informative Prospectus of the share capital increase of Banco Santander Central Hispano, S.A. by means of a contribution in kind consisting of Abbey National plc shares is executed.

BANCO SANTANDER CENTRAL HISPANO, S.A.

P.p.

______________________________
Ignacio Benjumea Cabeza de Vaca

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Item 4

REPORT PRESENTED BY THE BOARD OF DIRECTORS OF BANCO SANTANDER CENTRAL HISPANO, S.A. WITH RESPECT TO THE PROPOSAL REFERRED TO IN THE FIRST POINT OF THE AGENDA OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING CALLED IN FIRST SESSION IN SANTANDER ON 20 OCTOBER 2004 AND IF THERE IS INSUFFICIENT QUORUM AT THAT SESSION, ON THE FOLLOWING DAY, 21 OCTOBER 2004, AT THE SAME PLACE, IN SECOND SESSION

The present report is presented in relation to the proposal for the increase in share capital to be submitted for approval under the first point of the agenda of the Extraordinary General Shareholders Meeting called in first session on 20 October 2004 at 12:00 hours at Santander, Palacio de Exposiciones y Congresos, Avda. del Racing s/n, or, if there is insufficient quorum at that session, on the following day at the same time and the same place in second session. The said share capital increase has the purpose of implementing the agreements reached with Abbey National plc (hereinafter, “Abbey”) for the acquisition, subject to the fulfilment or where permitted, waiver of certain conditions, by Banco Santander Central Hispano, S.A. (hereinafter, “Banco Santander”, the “Bank” or the “Company”) of all the issued shares of the ordinary share capital of Abbey, by means of a scheme of arrangement under section 425 of the Companies Act 1985.

The report is issued in compliance with the requirements established in Articles 144 and 152 (on the decision to increase capital and ensuing amendment of the Articles of Association), 155.1 (on contributions in kind expected as consideration for the increase), and 159 (on the exclusion of preferential subscription rights) of the Companies Law (Ley de Sociedades Anónimas).

With the purpose of facilitating comprehension of the transaction giving rise to the proposed capital increase, shareholders are offered first of all a description and summary of the essential terms and conditions of the agreement reached with the Board of Directors of Abbey, and which will enable Banco Santander, subject to the fulfilment or, where permitted, waiver of certain conditions, to acquire the entire issued ordinary voting share capital of Abbey. Following this, the above mentioned reports provided for under the terms of the Companies Law are issued together, but in separate sections. Finally, the proposed resolution on the capital increase which is to be submitted for the approval of the General Meeting is presented.

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I.	DESCRIPTION OF THE AGREEMENT REACHED WITH ABBEY

1.	General description of the transaction

On 25 July 2004, the Boards of Banco Santander and Abbey approved an agreement the purpose of which, subject to the fulfilment or, where permitted, waiver of certain conditions, is to permit the acquisition by Banco Santander of all the ordinary shares issued by Abbey for which the shareholders of Abbey are to be issued new shares in Banco Santander as consideration.

The transaction was announced on 26 July 2004 by means of the simultaneous communication of a Relevant Fact (Hecho Relevante) to the Spanish National Stock Market Commission (hereinafter “CNMV”) and the publication of an “Announcement” on the London Stock Exchange. A detailed description of the transaction was contained in those documents and in the document posted by the Board of Directors of Abbey to its shareholders on 17 September 2004 referred to herein as the “Transaction Document”, and is summarised below.

The agreement reached between Banco Santander and Abbey proposes the issue of one new Banco Santander share for each ordinary Abbey share to Abbey’s ordinary shareholders.

This exchange formula will apply to all the issued ordinary Abbey shares, including those constituting the underlying stock for the Abbey American Depository Shares (hereinafter, “ADSs”). Allowing for the fact that each Abbey ADS has as its underlying stock two ordinary Abbey shares, the holders of Abbey ADSs will receive two ordinary Banco Santander shares (which may be represented by two Banco Santander ADSs listed on the New York Stock Exchange) for every Abbey ADS.

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Before the transaction becomes effective, but conditional upon it being effective, it is expected that Abbey will declare a special dividend of 25 pence per Abbey share to those Abbey shareholders on the Register at 16:30 (London time) of the Effective Date of the Transaction, as defined herein below. In addition, existing Abbey ordinary shareholders shall have the right to receive from Abbey an interim dividend differential for the year 2004 to the value of 6 pence per Abbey share, which it is expected that Abbey will approve to those shareholders on the Register at the same moment referred to in respect of the special dividend of 25 pence mentioned above. This 6 pence dividend differential intends to compensate Abbey shareholders, only with respect to year 2004, for the fact that dividends paid by Banco Santander have historically been lower than those paid by Abbey. The sum of the dividend differential and the special dividend constitutes a 31 pence dividend. The amount of these dividends shall be adjusted as indicated in paragraph I.2.D) below in the event that the Effective Date is earlier than 29 October 2004 (expected record date for the 2004 second quarter to be paid by Banco Santander) or later than 31 January 2005 (expected record date for the 2004 third quarter to be paid by Banco Santander). Both dividends are expected to be paid on 14 December 2004.

The Board of Directors of Banco Santander believes that the combination of Banco Santander and Abbey will create a well diversified retail banking group with a strong presence in many countries which will be amongst the ten largest banks in the world by market capitalisation, and that Abbey is an attractive platform with significant potential through which to enter the banking market in the United Kingdom. Furthermore, the Board of Directors of Banco Santander believes that the combination with Abbey will create an additional contribution to earnings before taxation, deriving from cost reductions and improved earnings, to a value of Euros 670 million in year 2007 as detailed in the Transaction Document referred to below.

2.	Structure of the transaction

The acquisition -which includes the cancellation of the total issued ordinary share capital of Abbey, the simultaneous issue of the same number of new ordinary shares to Banco Santander, the share capital increase of Banco Santander effected for Spanish corporate law purposes by means of a contribution in kind and the delivery of the new issued Banco Santander shares to the Abbey shareholders- will be implemented through a scheme of arrangement under section 425 of the English Companies Act 1985 (hereinafter, this legal term shall be referred to as the “Transaction”). In this report, references to the acquisition are to the acquisition effected by this process and references to the capital increase through contributions in kind are to the capital increase through contributions in kind effected for Spanish corporate law purposes as part of this process.

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This procedure involves the cancellation of all of the issued ordinary shares of Abbey and the simultaneous issuance of an equal number of new ordinary shares to Banco Santander, receiving the Abbey ordinary shareholders , in return, newly issued shares of Banco Santander. To this end, it is further necessary for the High Court of Justice in England and Wales (hereinafter referred to as the “Court”) to sanction the Transaction, to confirm the cancellation of the Abbey ordinary shares and to issue court orders in relation thereto, which must be delivered to in the Register of Companies of England and Wales and, in the case of the second order confirming the reduction of capital, registered thereat.

The Transaction has been recommended to the Abbey ordinary shareholders by the Abbey Board, a point which is, in view of the Banco Santander’s Board, of particular importance in a company in which the shareholders are, to a great extent, retail shareholders. The Transaction mechanism, as has been briefly described, enables various advantages to be achieved in comparison with a conventional offer of shares. Firstly, once implemented, the Transaction will bind all the Abbey ordinary shareholders, irrespective of whether they have or have not attended or voted in the General Shareholders Meetings to which reference will be made below. Secondly, the Transaction will not be subject to United Kingdom stamp duty at the rate of 0.5% of the value of the consideration paid to acquire the Abbey shares (which otherwise would have to be paid), and this will permit a significant saving on transaction costs in comparison with alternative structures. Finally, the Transaction will make it possible to avoid registering an information prospectus in the United States of America, given that this type of transaction is exempt from such requirement.

A series of steps has to be implemented in order for the Transaction to become effective:

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(A)	Approvals by the Abbey shareholders: the Abbey shareholders shall hold two Meetings:

(i)	a first Meeting has been called by order of the Court for 14 October 2004; the Scheme of Arrangement shall be submitted for the approval of this Meeting. For these purposes, it will be necessary to obtain the favourable votes of more than 50% in number of the shareholders present or represented and exercising their voting rights at that Meeting, such shareholders representing at least 75% in value of the share capital present or represented and voting at the Meeting;

(ii)	the second Abbey Meeting shall be an Extraordinary General Meeting which has already been called for 14 October 2004 for the purpose of debating and, if so decided, adopting the specific decisions required for the execution of the Transaction and, in particular, the cancellation of the existing Abbey ordinary shares. To this effect, it will be necessary to obtain al least 75% of the votes cast at the Meeting.

The Board of Directors of Abbey has unanimously recommended to their shareholders to vote in favour of the decisions to be proposed at those two Meetings.

(B)	Approvals by Banco Santander shareholders: Furthermore, in order for the Transaction to become effective, the General Meeting of Shareholders of Banco Santander shall decide and approve the capital increase, with contributions in kind and excluding preferential subscription rights, to which this report refers and by virtue of which new shares in Banco Santander shall be issued in favour of the Abbey ordinary shareholders and delivered for the cancellation of their shares and as consideration for the receipt by Banco Santander of the new ordinary Abbey shares.

(C)	Approval of the Transaction by the Court: After the foregoing decisions have been adopted and the remaining conditions to which the acquisition is subject fulfilled (or, as the case may be, fulfilment of the same has been waived), the Transaction shall be sanctioned by the Court and then the Court must separately confirm the share capital reduction. The Court shall issue two court orders in relation thereto, which must be filed with the Register of Companies of England and Wales and in the case of the second Court order confirming cancellation of the ordinary Abbey shares, be registered thereat.

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(D)	Closing of the transaction: Upon registration by the Registrar of Companies of the order relating to the cancellation of the Abbey ordinary shares, the Abbey shares will be cancelled and, therefore, the Transaction will become implemented and effective with Banco Santander receiving the new ordinary shares issued by Abbey and Banco Santander issuing new shares, in execution of the capital increase which is the subject of this report, in favour of the Abbey ordinary shareholders. Once the Transaction is implemented, it will be binding upon all the ordinary shareholders of Abbey, irrespective of whether or not they were present or voted at the Meeting called by the Court or at the Extraordinary General Shareholders Meeting.

The new Banco Santander shares issued in compliance with the capital increase which is the subject of this report shall have the right to all dividends and any other distribution of profits which Banco Santander may declare or pay to its ordinary shareholders as from the date on which the Board, or the Executive Committee if so delegated by the Board, declare the capital increase completed. It is expected that the Transaction will be implemented before the record date for the third and fourth interim dividend which Banco Santander is to pay to the account of year 2004 (which are expected to be 31 January and 29 April 2005), and therefore the holders of the new shares issued by virtue of the capital increase which is the subject of this report shall receive such interim dividends. If this were not to be the case, the 6 pence dividend differential to be paid by Abbey, as referred to in Paragraph I.1 shall be increased by a sum equal to the indicated dividend or dividends as appropriate, to the purpose of compensating the Abbey ordinary shareholders (discounting any final dividend declared by Abbey in respect of the financial year ending on 31 December 2004, other than the 25 pence special dividend, the 6 pence for dividend differential and the 8.33 pence interim dividend referred to in section 5 (B) below). Furthermore, in the unlikely event that the Transaction were completed before the record date for the second interim dividend for year 2004 (which is expected to be 29 October 2004), the 6 pence for dividend differential shall be reduced by the sum of such interim dividend.

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3.	Conditions of the Transaction

The Transaction is subject to the fulfilment of certain conditions before 31 March 2005.

Amongst such conditions, there are the following:

(a)	approval of the Transaction by the Abbey shareholders present or represented in a Shareholders Meeting which has been called by the Court, in the terms referred to in I.2(A)(i) above;

(b)	approval of the necessary resolutions relating to the Transaction in an Extraordinary Shareholders’ Meeting of Abbey which has been called for this purpose , in the terms referred to in I.2(A)(ii) above.

(c)	approval of the necessary decisions by the General Shareholders’ Meeting of Banco Santander, which the Board hereby agrees to call;

(d)	sanction of the Scheme of Arrangement and confirmation of the capital reduction in Abbey by the Court and registration of the Court Order corresponding to the Abbey capital reduction in the Register of Companies of England and Wales;

(e)	registration of the Information Prospectus and other documentation relating to the issue of the new shares by Banco Santander in accordance with the capital increase which is the subject of this report, including the declaration by the Bank of Spain that there are no objections to such capital increase;

(f)	approval by the Financial Services Authority of the United Kingdom (hereinafter the “FSA”) of the take-over by Banco Santander of those entities within the Abbey Group which have the status of “authorised persons” to the effects of the British “Financial Services and Markets Acts 2000”;

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(g)	approval by the FSA of the assumption by certain executives or employees employed by Abbey of particular functions controlled by the FSA, on behalf of Banco Santander or specific entities within its Group;

(h)	authorisation by the Bank of Spain for the indirect acquisition of those companies forming part of the Abbey Group which have the status of credit entities and which are domiciled in a state not being a member of the European Union; and

(i)	the expiry of the waiting period required by the “Hart-Scott-Rodino” law of the United States of America.

Furthermore, the Transaction is additionally subject to other conditions which may be waived by Banco Santander and which are related to various issues, such as Abbey’s legal and economic-financial situation and obtaining the necessary regulatory clearances or consents from the European Community Competition Authorities and any other relevant regulatory bodies in other jurisdictions.

Regarding the clearances or consents required by the European Community Competition Authorities, it is expressly stated that on 15 September 2004, the European Commission granted, in unconditional terms, the clearance for the Transaction. In addition, as to the condition mentioned in paragraph (i) above, it is expressly stated that it has also been met, since the waiting period required by the “Hart-Scott-Rodino” law of the United States of America has expired.

The translation into Spanish of all the conditions to which the Transaction is subject and the original version in English were attached to the Relevant Fact forwarded to the CNMV on 26 July 2004 and to which reference has been made above.

According to the estimated calendar of the Transaction, which is included in the Transaction Document posted by the Board of Abbey to its shareholders on 17 September 2004, the two Abbey Shareholders’ Meetings referred to in paragraphs (a) and (b) above will be held on 14 October 2004, and the Banco Santander Shareholders’ Meeting referred to in paragraph (c) will be held on the 20th of the same month, in first session, or on the 21st, in second session, in accordance with the calling approved by the Board in this same act. Taking into account these dates, and subject to the fulfilment of the remaining conditions referred to above, the Transaction is expected to be completed on 12 November 2004.

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4.	Treatment of the share options and awards plans established by Abbey for its employees

Treatment of the share option and share award plans established by Abbey for its employees merits special attention. In accordance with their conditions, the beneficiaries of these plans will have the right to exercise their options or to receive their shares, as applicable, as from the moment at which the Transaction is approved by the Court, and during a period which varies for each of the plans, and which ends, in the furthest-dated plan, 6 months from the date when approval is given by the Court, subject to satisfying certain performance conditions in the case of some of the plans. Those employees of Abbey who exercise their options or receive their awards, so as to be in the Abbey share register before 4:30 p.m. (London time) of the day on which the second Court order referred to in section I.2.(C) above regarding Abbey’s capital reduction is filed with the Register of Companies of England and Wales for the purpose of confirming the Abbey share capital reduction (this time is known in the Transaction Document as the “Scheme Record Time” and therefore shall be referred to in the remainder of this report as “SRT”), shall take part in the Transaction under the same terms and conditions as the remaining Abbey ordinary shareholders. Consequently, the capital increase described in this report and which is proposed to the Shareholders’ Meeting shall cover the maximum number of Abbey ordinary shares which may be issued as a result of the exercise of such options. It is expected that the SRT will be 4:30 p.m. (London time) on 12 November 2004.

The Transaction shall not extend to cover Abbey ordinary shares issued after the SRT. In this regard, the Abbey Board has proposed to its shareholders to include an amendment of the Articles of Association of Abbey in the Extraordinary General Shareholders Meeting, which shall entail that the Abbey ordinary shares issued pursuant to the exercise of the above indicated options and rights after the SRT shall be automatically transferred to Banco Santander in accordance with the exchange formula established for the Transaction, not being the holders of the issued shares entitled to receive the 25 pence special dividend nor the 6 pence for dividend differential. Under those circumstances, Banco Santander shares delivered shall be either already issued Banco -Santander shares or, subject to the approval of the required resolution on the capital increase, new Banco Santantder shares.

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As an alternative to the exercise of their options, beneficiaries of Abbey option schemes who exercise their options before the SRT will be given the opportunity to release their options in return for a cash payment, which shall be calculated taking into consideration the exercise price of the cancelled options, the price of the Banco Santander shares to which the holder of the options would have been entitled pursuant to the Transaction (or, if lower, 6 Sterling Pounds) and the special dividend and the interim dividend differential to which the option holder would have been entitled.

Finally, beneficiaries of options and share awards under the Abbey Sharesave Scheme, Abbey Irish Sharesave Scheme, Abbey International Sharesave Scheme (hereinafter, these schemes will be collectively referred to as the “Sharesave Schemes”), Abbey Executive Share Option Scheme, Abbey Employee Share Option Scheme and Abbey Performance Share Plan, will be given the opportunity to release their share options or awards in return for the grant of a new equivalent option or award over Banco Santander shares, although for schemes other than the Sharesave Schemes such opportunity shall only be available provided that the exercise price of their former option is less than Sterling Pound 6.22 per Abbey ordinary share. This alternative is the object of the shareholder resolution proposal under the second point of the agenda of the Shareholders Meeting, since it constitutes a remuneration scheme which consists of the delivery of shares or options over Banco Santander shares.

5.	Other aspects of the transaction or related to the transaction

(A)	Settlement of the transaction and dealings on such shares until the time of their admission to listing in London: With the aim of facilitating the Transaction, it has been provided that new Banco Santander shares issued as a consequence of the share capital increase referred to herein will be subscribed by EC Nominees Limited, a company of the Euroclear Group, (hereinafter “Euroclear”), on the account of Abbey shareholders. By means of the appropriate operating links between Euroclear and Euroclear Bank SA / NV (operator of the Euroclear system) and the links between the later and the relevant entities of the CREST group (operator of the clearance and settlement system of the United Kingdom) Abbey shareholders will receive, upon the Transaction becoming implemented, CDIs (“Crest Depository Interest”) issued by CREST.

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It is expected to apply for the Banco Santander shares, including the new shares issued by virtue of the share capital increase referred to herein, to be admitted to listing on the London Stock Exchange as soon as practicable after the closing of the Transaction. It is expected that such admission takes place during the first semester of 2005.

In addition, until the date which is later between the date on which the Banco Santander Shares are admitted to listing on the London Stock Exchange and the date falling 6 calendar months after the closing of the Transaction, Banco Santander will make available to those Abbey shareholders who are resident in the United Kingdom and appear on the share register as holders of 2000 or fewer Abbey ordinary shares at the SRT and hold their new Banco Santander shares under a “corporate nominee facility”, a share dealing facility which will enable them to sell their entire holding, but not only a part, of the new Banco Santander shares that they receive under the terms of the Transaction without incurring in any settlement, trading, exchange or other charges, but which will not assure in any way the price to be obtained by the shareholders using such facility.

(B)	Interim dividend for the six-month period ended on 30 June 2004. Without prejudice to the special dividend and interim dividend differential referred to above, Abbey shall pay on 4 October to its ordinary shareholders an interim dividend of 8.33 pence per ordinary share for the six-month period ended on 30 June 2004. This dividend shall be paid in cash or in Abbey ordinary shares at the discretion of each Abbey ordinary shareholder. The time limit for Abbey shareholders to apply for receiving this dividend in Abbey ordinary shares lapsed on 3 September 2004, and as a consequence thereof Abbey will issue 5,548,667 ordinary shares before 4 October 2004 (date prior to the SRT) in order to meet the requests made by those shareholders which have opted to receive the dividend of 8.33 pence in Abbey ordinary shares.

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Since the Transaction will be extended to such shares, as they will be delivered by Abbey before the SRT, the capital increase described herein and which is proposed to the Shareholders’ Meeting covers the number of shares which may be issued by Abbey in payment for the referred dividend.

(C)	Inducement fees: As described in the relevant fact filed with the CNMV on 26 July 2004, Abbey has agreed to pay Banco Santander an inducement fee of Sterling Pound 81.7 million if following the release of the public announcement but prior to the Transaction becoming implemented or the Acquisition lapsing or being withdrawn either: (i) the directors of Abbey withdraw, adversely modify or qualify their recommendation in respect of the Transaction at a time when they are considering a competing offer from a third party, which the directors recommend within the subsequent month; or (ii) a competing offer is made by a third party for Abbey and such competing offer is subsequently successful. In addition, Banco Santander and Abbey have given certain commitments to each other to work together to obtain the competition clearances within an agreed timeframe. Banco Santander had agreed to pay Abbey a fee of Sterling Pound 81.7million if, after 26 July 2004, the Transaction failed to become effective as a result of Condition 2(a) (as set out in Annex 2 of the relevant fact) regarding the clearance of the competition authorities being invoked or not being satisfied as a result of Banco Santander breaching those commitments. Given that this condition has already been met as a result of the granting by the European competition authorities of the clearance to the Transaction on 15 September 2004 in the terms explained above, this undertaking of Banco Santander has been left with no effect and, therefore, the inducement fee established in that respect is no longer applicable.

(D)	Application of the special rules provided for in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law . Under the provisions of Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law (Ley del Impuesto sobre Sociedades) approved by Royal Decree 4/2004, it is possible to opt for the application of a special tax regime to the capital increase by means of contributions in kind consisting of Abbey ordinary shares which is the object of the resolution proposed herein.

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The application of this special regime requires the express option for it, and in accordance with Article 96 of the Restated Text of the Corporate Income Tax, this option must be exercised by the entity acquiring the shares (Banco Santander), it must be recorded in the relevant shareholders’ resolution, and it must be communicated to the Ministry of Finance.

Consequently, the proposed resolution on capital increase to which this report refers includes the option to apply the special tax regime in Chapter VIII of Title VII and in the Second Additional Provision of the Restated Text of the Corporate Income Tax Law in relation to the capital increase by means of contributions in kind consisting in ordinary shares of Abbey.

(E)	Special award for Abbey employees. It has been agreed that each Abbey employee will receive a special grant of 100 Banco Santander shares and, therefore, a proposal of a separate shareholders resolution is submitted to the Shareholders Meeting under the third point of the agenda.

(F)	Agreements with The Royal Bank of Scotland Group plc (“RBS”): As it is publicly known, in October and November 1988 Banco Santander and RBS entered into strategic arrangements which provided for the cooperation of both entities in certain areas in Europe and which included the crossed participation of each of the companies in the share capital of the other and the appointment of cross representatives in their boards of directors. Banco Santander and RBS have agreed to terminate, in both parties’ interest, the mentioned aspects of their strategic arrangements, as well as the maintenance of cross directors between both entities, all subject to the effectiveness of the Transaction described herein and with effects as from the Transaction being effective.

(G)	Additional documentation to that legally required that will be made available to the shareholders by reason of the Shareholders Meeting. By reason of the calling of the Shareholders Meeting to which the share capital increase described herein will be submitted for approval, and in addition to the information required by law, the following documents will be made available to Banco Santander shareholders:

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–	the Transaction Document which, in accordance with English law, has been posted by Abbey to all Abbey shareholders (except those resident in countries where such posting is restricted by law or by Abbey’s articles of association) on 17 September 2004. The original English version of the Transaction Document, together with its translation for information purposes only to Spanish, will also be available to Banco Santander shareholders on the website of Banco Santander and at its corporate domicile. In addition, it will be posted to those shareholders of Banco Santander who so request, subject to securities markets regulatory restrictions in certain countries as indicated in the said document. In the event of any conflict between the two versions, the English language version shall be determinative and shall prevail in the terms stated therein; and

–	the Banco Santander consolidated financial statements for the six-month period between 1 January 2004 and 30 June 2004 drawn up by the Board of Directors (balance sheet, profit and loss account and notes), together with the relevant audit report, which will be available to shareholders at the corporate domicile and, in addition, will be posted to those Banco Santander shareholders who so request.

Consequently, and to the effect of permitting the execution of the Transaction, the Board of Directors of Banco Santander decided in their Meeting held on the date of this report, to call a General Shareholders Meeting to which they will submit for approval, under the first point of the agenda, a capital increase for a nominal value of up to Euro 755,688,951.5, through the issue of up to 1,511,377,903 new ordinary shares, which will be fully paid-up with contributions in kind consisting in ordinary shares of Abbey by means of the Transaction, which will totally exclude preferential subscription rights, and for which the possibility of an incomplete subscription shall be expressly provided for. The object of this report is, specifically, the indicated capital increase.

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II.	REPORT OF THE BOARD OF DIRECTORS FOR PURPOSES OF ARTICLES 144 AND 152 OF THE COMPANIES LAW

As indicated in the preceding paragraph of this report, the capital increase which is proposed to the General Shareholders Meeting aims at enabling the implementation of the acquisition by Banco Santander of the entire issued ordinary capital of Abbey by means of the issue of new Banco Santander shares.

The implementation of the Transaction shall enable Banco Santander to acquire the shares representing the entire issued ordinary share capital issued by Abbey. In return, the Abbey shareholders shall receive one new share of Banco Santander for each ordinary Abbey share held by them (hereinafter, the “Exchange Ratio”) prior to the cancellation of the ordinary share capital of Abbey and simultaneous issue of the same number of ordinary Abbey shares in favour of Banco Santander. In addition, as explained above, Abbey shall pay to its ordinary shareholders the special dividend and the interim dividend differential described in section I.1. above, subject to, if applicable, the adjustments required in accordance with section I.2 above.

It is not expected that the above Exchange Ratio shall be adjusted, although an anti-dilution clause has been agreed under which this Exchange Ratio shall be adjusted (in the terms that Goldman Sachs, J.P. Morgan, Merrill Lynch and Morgan Stanley & Co. Limited may deem fair and reasonable) in the event that, between the date of the announcement of the Transaction on 26 July 2004 and the date upon which the Transaction shall be implemented, certain transactions diluting the holding of Abbey shareholders occurred pursuant to the execution of the Transaction. Consequently, although it is not likely that any of such circumstances will occur, in the event any of them do occur, the implementation of the Transaction could require the adoption of a new resolution on the capital increase which shall replace the proposal set forth in this report and reflect the revised Exchange Ratio.

Furthermore, as above indicated, the beneficiaries of employee plans in force in Abbey shall have the right to exercise their options prior to the SRT, in which case they shall be subject to the terms of the Transaction in the same manner as the other Abbey ordinary shareholders, and shall therefore have the right to receive, in return for their Abbey ordinary shares, the number of Banco Santander shares resulting from the application of the Exchange Ratio.

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Consequently, taking into account (i) the terms of the Exchange Ratio, (ii) that the ordinary share capital issued by Abbey as at 22 September 2004 amounted to Sterling Pound 147,695,485.3 represented by 1,476,954,853 shares of 10 pence nominal value each, (iii) that Abbey will issue 5,548,667 ordinary shares before the SRT to meet the requests of those shareholders who have opted to receive in shares the dividend referred to in section I.5. (B) above, and (iv) that the maximum number of Abbey ordinary shares which, as from 22 September 2004, may be issued under the employee plans in force, regardless their exercise price, is 28,874,383, Banco Santander may be required to issue up to a maximum of 1,511,377,903 new shares. Should the mentioned maximum number of shares be delivered, the new shares would represent 24% of the increased share capital of Banco Santander.

To this effect the Board of Directors of Banco Santander has decided to propose to the Extraordinary General Shareholders Meeting the approval of a capital increase for a nominal value of Euros 755,688,951.5, by means of the issue of 1,511,377,903 shares of fifty cents of Euro (0.50) nominal value, the countervalue of which shall consist of contributions in kind consisting of the maximum number of Abbey ordinary shares which could be delivered under the Transaction in the terms described in section I above. The shares shall be issued at their nominal value plus an issue premium which shall be determined in accordance with the following procedure.

The issue price (the nominal value plus the issue premium) of each new Banco Santander share shall be equal to the price at closing of Banco Santander shares on the business day prior to the date on which the General Shareholders Meeting approves this capital increase, provided that such price being higher than Euros 4.23 (net asset value per share of Banco Santander shares already existing in accordance with the consolidated financial statements as of 30 June 2004, drawn up by the Board of Directors in its meeting of 30 August 2004, which have been audited by the Company’s external auditors) and not higher than Euros 8.70 (mean of the closing price per share of Banco Santander share for the period of three months prior to 22 July 2004, inclusive). If the price at closing of Banco Santander shares on the business day prior to the date on which the General Shareholders Meeting approves this capital increase is not higher than Euros 4.23 (net asset value per share), the issue price per share shall be Euro 4.24 and, if the such closing price is higher than Euro 8.70, the issue price per share shall be Euro 8.70. To this effect, it is understood that the closing price is that published in the Spanish Automated Quotation System (Sistema de Interconexión Bursátil – SIBE).

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The issue price (and therefore the issue premium) of each new share shall be determined by the Board of Directors, which, in turn, may delegate this authority to the Executive Committee, in accordance with the above guidelines under the terms of Article 159.1c) in fine of the Companies Law; and no later than the date of execution of the capital increase.

The countervalue of this increase shall consist entirely of contributions in kind to the equity of Banco Santander and shall be, specifically, the ordinary shares representing the capital of Abbey.

As above indicated, upon the effectiveness of the Transaction, the ordinary Abbey shares (including those issued prior to the SRT further to the exercise of options issued in relation to employee plans in force in Abbey) shall be cancelled and Abbey shall deliver to Banco Santander the same number of new shares representing its total ordinary share capital. In return, the Abbey ordinary shareholders, through Euroclear, as subscriber of the capital increase which is the subject of this report to the benefit of the Abbey shareholders, shall have the right to receive the new shares of Banco Santander in the amount corresponding to them in accordance with the agreed Exchange Ratio. That is, the capital increase shall be subscribed by means of the contribution of ordinary Abbey shares, following the exclusion of the preferential subscription rights of the existing Banco Santander shareholders.

This resolution shall entail an amendment of the share capital as reflected in the first paragraph of Article 4 of the Articles of Association. In view of the fact that the number of shares which may be issued and paid-up with the contributions in kind provided for depends on the number of options and rights under the Abbey options plans which may be exercised prior to the SRT, it is expressly provided that there may be an incomplete subscription for the purposes of Article 16.1 of the Companies Law . Consequently, the Board of Directors is delegated the powers to determine the date of execution of the agreement, and to adapt the text of paragraph one of Article 4 of the Articles of Association to match the sum of the capital which may finally arise as the result of the subscription to the capital increase. The Board of Directors may in turn delegate these powers to the Executive Committee.

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III.	REPORT OF THE BOARD OF DIRECTORS FOR PURPOSES OF ARTICLE 155.1 OF THE COMPANIES LAW

Since this is a capital increase to be paid-up with contributions in kind, and in accordance with the provisions of Article 155.1 of the Companies Law, a detailed report must be issued describing the proposed contributions, the persons that are to make them, the number and nominal value of shares that are to be delivered and the guarantees adopted based on the nature of the assets comprising the contribution.

In fulfilment of this legal requirement, the directors state the following:

     First.-The proposed contributions that will be incorporated into the assets of Banco Santander will consist of the total number of outstanding shares representing the ordinary share capital of Abbey.

     Abbey (Abbey National plc) has its corporate domicile in London (England), Abbey National House, 2 Triton Square, Regent’s Place, registry identification number 2294747. Its ordinary shares are traded on the London Stock Exchange.

     Abbey is the leading entity of one of the largest financial groups in the United Kingdom, being the second-largest bank in the residential mortgage market. Abbey is the sixth-largest bank in the United Kingdom by assets. At 31 December 2003 the shareholders' funds of Abbey (including non-equity interests) reached Sterling Pound 5.3 billion (equivalent to approximately Euro 8 billion as per a exchange rate of Euro 1.50545:£1.00), and the total assets reached Sterling Pound 177 billion (equivalent to approximately Euro 266 billion as per the same exchange rate). For the period ended on 31 December 2003, the Personal Financial Services division of Abbey reported operating profits before taxes and extraordinary charges amounting to Sterling Pound 1 billion (equivalent to approximately Euro 1.5 billion as per the same exchange rate). The consolidated Group during the same period reported attributable losses of Sterling Pound 700 million (equivalent to approximately Euro 1.05 billion as per the same exchange rate). At that date, it had more than 26,000 employees and approximately 741 branches and 18 million customers.

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     Abbey Building Society was formed in 1944 by virtue of a merger between Abbey Road Building Society and the National Building Society. On 12 June 1989 Abbey transformed into a public limited company and was admitted for listing on the London Stock Exchange.

     As of 22 September 2004, the issued ordinary share capital of Abbey amounted to Sterling Pound 147,695,485.3, represented by 1,476,954,853 shares of 10 pence nominal value each. The capital of Abbey is also represented by various series of non-voting preference shares denominated in Sterling Pounds, in US Dollars and in Euros that are not subject to the Transaction and, therefore, are not a part of the contributions in kind planned for purposes of this capital increase.

     As noted above, on the date the Transaction is implemented Abbey will cancel all of its outstanding ordinary shares and will issue an equal number of newly issued ordinary shares to Banco Santander. Therefore, it will be at that time when Banco Santander will receive a contribution in kind corresponding to the capital increase referred to in this report. On that date, and as indicated in the first preceding section, the number of outstanding ordinary shares of Abbey will have been increased in 5,548,667 shares as a consequence of the payment of the dividend referred to in section I.5. (B) above and, furthermore, may have been increased as a consequence of the exercise of options issued or share awards granted under existing Abbey employee plans. The maximum number of Abbey ordinary shares that may have been issued under these options and share awards is, in accordance with their terms and regardless of their exercise price, 28,874,383, and, therefore, the maximum amount of outstanding ordinary share capital of Abbey on the date of completion of the capital increase could be of up to 151,137,790.3, divided into 1,511,377,903 ordinary shares of 10 pence nominal value. For the reasons explained herein, this maximum number of Abbey ordinary shares is the number that has been considered for the purposes of determining the amount of the capital increase that the Board of Directors proposes to the General Shareholders Meeting, taking into account the Exchange Ratio.

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     In addition, although Abbey shares are traded in the OTC market (over the counter) throughAmerican Depositary Shares (ADSs), it will be the Abbey ordinary shares underlying the ADSs (which are already included in the total amount mentioned above) those which will be cancelled upon the implementation of the Transaction, and simultaneously Abbey will issue the same number of newly issued ordinary shares to Banco Santander. Consequently, Banco Santander must deliver the corresponding number of newly issued shares to the previous holder of the Abbey ordinary shares underlying the ADSs. Therefore, for the purposes of the capital increase referred to herein it is not necessary to make any particular adjustment to the proposed resolution that will be submitted to the General Shareholders Meeting on account of the Abbey ADSs.

     As noted above, the Abbey ordinary shareholders will be entitled to receive one newly issued Banco Santander share for each ordinary Abbey share issued by Abbey in the terms described in section I above.

     Second.-The new shares to be issued by Banco Santander shall be subscribed by Euroclear for the benefit of Abbey ordinary shareholders by virtue of a subscription agreement governed by Spanish law which will be executed by a person appointed by the Abbey Board in the name of Abbey ordinary shareholders in the context of the Transaction, by Euroclear and by Banco Santander. As explained above, the implementation of the subscription of the new Banco Santander shares through Euroclear for the benefit of Abbey shareholders will make possible their inclusion in the United Kingdom settlement and clearance system named CREST, as that entity is CREST’s established link with Iberclear.

     Regarding the delivery of the envisaged contributions, a General Shareholders Meeting of Abbey has been called by the Court (High Court of Justice in England and Wales) and an Extraordinary Shareholders Meeting of Abbey has been called, so that the Abbey shareholders who will subscribe for the capital increase referred to herein, may approve the necessary resolutions to carry out the Transaction and the corresponding capital reduction. Upon the implementation of the Transaction, and in accordance with the provisions of English law, the entire outstanding ordinary share capital of Abbey will be cancelled and Abbey will deliver to Banco Santander ordinary shares with exactly the same face value as the total face value of the cancelled shares, representing 100% of the ordinary share capital of Abbey, as consideration for the capital increase referred to in this report. Once the new Abbey ordinary shares have been issued by Abbey in favour of Banco Santander, Banco Santander will deliver, through Euroclear and in the terms described above, the new Banco Santander shares to the Abbey shareholders in the terms agreed in the Exchange Ratio.

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     Third.-The number of shares to be issued by Banco Santander is 1,511,377,903, of Euro 0.5 nominal value each.

     Nevertheless, the specific number of Banco Santander shares that will be subscribed for in the capital increase, within the figures mentioned in the above paragraph, will be the number resulting from the Exchange Ratio, taking into account the ordinary Abbey capital outstanding as of the date the Transaction is implemented, which will include the Abbey shares issued as a consequence of the exercise of issued options prior to the SRT, the share awards under the existing Abbey employee plans and those shares issued as payment of the dividend of 4 October 2004. As a consequence, the number of shares subscribed will depend on the number of options that have been converted and the share awards that have vested before the SRT.

     For these reasons, and in accordance with the provisions of Article 161.1 of the Companies Law, the possibility of incomplete subscription of the increase is expressly provided for.

     Fourth.-Finally, regarding the guarantees adopted based on the nature of the assets comprising the contribution, in compliance with the provisions of Article 38 of the Companies Law, the Commercial Registry of Cantabria has appointed an independent expert which will describe the contribution in kind, with its identifying data, as well as the valuation criteria adopted, indicating whether the resulting valuation corresponds to the number, nominal value and issuance premium of the shares to be issued as consideration.

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IV.	REPORT OF THE BOARD OF DIRECTORS FOR PURPOSES OF ARTICLE 159 OF THE COMPANIES LAW

The capital increase that is proposed to the General Shareholders Meeting of Banco Santander includes a proposal to exclude the preferential subscription rights of the shareholders. For these purposes it is stated that, as of the date of this Report, there are no convertible bonds issued by Banco Santander.

This proposal to exclude the preferential subscription rights is justified taking into account that the consideration for the capital increase proposed to the General Meeting consists of the contributions in kind described in the preceding section and that, therefore, the persons who will be Abbey shareholders on the date the Transaction is implemented will receive the new ordinary shares to be issued by Banco Santander as consideration, as established herein.

In accordance therewith, and in light of the provisions of Article 159 of the Companies Law, a directors' report must be prepared and made available to the shareholders, in which the proposal and issue price of the shares are justified in detail, indicating the persons to which they must be attributed.

For that purpose, the Directors of Banco Santander report the following to the shareholders:

     First.-The completion of the capital increase that is proposed to the General Shareholders Meeting will allow Abbey to become a member of Grupo Banco Santander. This is considered by this Board of Directors to be of exceptional interest to Grupo Banco Santander.

     First, the acquisition of Abbey will allow the creation of a group concentrating on retail customers, with a diversified presence in many countries, which will be the tenth-largest banking group in the world measured by market capitalization. Furthermore, Abbey is an attractive platform with great potential that will allow to enter the banking market of the United Kingdom. Also, the Board of Directors of Banco Santander believes that the combination with Abbey will give rise to an additional contribution to pre-tax earnings, derived from cost reductions and profit earning synergies, of Euro 670 million in 2007. Finally, effecting the transaction on the terms described is considered by the Board of Directors to be the most satisfactory way for the corporate interests of Banco Santander. In particular, the acquisition of Abbey shares through the delivery as consideration of newly issued shares of Banco Santander will allow Grupo Banco Santander, in addition to having control the entire outstanding ordinary share capital of Abbey, benefiting for the neutrality tax regime set forth in the regulations in force, to increase its own resources and, therefore, to mitigate a negative impact on the capital structure of the Group arising by virtue of which the formation of a goodwill related to the newly acquired participation.

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     The reasons why the Directors of Banco Santander believe that the Transaction and, therefore, the capital increase are justified by reason of corporate interest are further explained hereinafter, although the statements regarding financial results are not intended to mean that future profits per share of Banco Santander will necessarily exceed or match those of the prior period:

1.	Creation of a unique multi-local network of retail banking

The Board of Directors of Banco Santander believes that the integration of Abbey in the Banco Santander Group will create a well diversified international banking franchise. This combination will leverage Grupo Banco Santander’s skills in retail banking, which have been developed in multiple geographical areas, to improve Abbey’s banking business in the United Kingdom.

The Board of Directors of Banco Santander believes that the integration of Abbey in the Banco Santander Group will create a global retail bank with good diversification. Retail banking will represent approximately 85% of total revenues[1], a percentage greater than that of most of the other large international banks. The resulting group will have a good level of diversification between emerging economies and mature and stable ones: 47% European Union (the Euro zone), 21% United Kingdom and 31% Latin America. More than 90% of the combined loan portfolio will be located in countries with "AA" or better ratings.

1	Abbey retail banking includes only PFS revenues. Aggregation of 2003 figures.

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The Directors of Banco Santander believe that retail banking in the United Kingdom is an attractive market in the European context, as it is the second-largest European economy with a stable macroeconomic situation and a profitable banking industry based on return on equity standards, and that Abbey is an excellent platform to enter that market.

Abbey has a broad distribution network of 740 branches in the United Kingdom, direct and Internet channels, as well as financial intermediaries. As a result, Abbey has approximately 18 million customers. Furthermore, as at 31 December 2003 Abbey was the second-largest residential mortgage loan provider in the United Kingdom, with 11% mortgage market share and the sixth-largest share of current accounts.

The Board of Directors of Banco Santander believes that the proposed Transaction will contribute benefits to Abbey customers and will create value for both Abbey shareholders and Banco Santander shareholders, through the improvement in Abbey’s offering of customer products and services and the implementation of efficient technological programs that Banco Santander has successfully developed in other countries.

2.	Financial benefits of the acquisition

Banco Santander’s Directors believe that the combination of Banco Santander and Abbey will create substantial value through both cost reduction and revenue benefits.

During the recent years, Abbey’s management team has implemented a successful restructuring programme. Abbey has sold the majority of its high-risk assets and wholesale banking assets of the Portfolio Business Unit, also reducing the risk profile of its insurance business. Nevertheless, its expense ratio in Personal Financial Services, Banking and Savings of 52.7% (for 2003, on a full year trading basis) continues to be relatively high by reference to peers. The Board of Banco Santander believes that, by applying its knowledge and technology, Banco Santander could achieve greater efficiency and cost savings that would translate to Euro 450 million within a term of three years after completion of the Transaction. In particular, the Board expects to be able to deliver Euro 150 million of run-rate cost savings in the first full year, Euro 300 million in the second year and Euro 450 million in the third year following completion of the Transaction.

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To achieve these targets for cost savings in 2005 and 2006 (Short Term Tactical Initiatives), the Board of Directors of Banco Santander has identified 28 specific cost saving initiatives in the following key areas:

–	Information Technologies (“IT”) (Euro 128 million) – The Board of Directors of Banco Santander believes that significant IT scale benefits can be achieved through the application to Abbey of common management principles and technology platforms. The Board of Directors of Banco Santander has identified ten separate IT-related initiatives which would be implemented as part of the short term cost reduction programme, prior to the efficiency gains expected to be realised following implementation of Banco Santander’s "Partenon" core banking system (see below). These initiatives will include applying IT management practices and tools already used in Banco Santander’s existing operations, and reducing or stopping investment in projects and processes not aligned with the new IT strategy. The Board of Directors of Banco Santander also believes that the Banco Santander group, as enlarged by the acquisition of Abbey (the "Enlarged Banco Santander Group”), will be able to secure purchasing benefits, such as more favourable contractual terms, based on its already negotiated agreements with global IT providers and on greater economies of scale.

–	Customer Operations (Euro 83 million) – The Board of Directors of Banco Santander has identified five customer operations related initiatives which would be implemented as part of the short term cost reduction programme. Intended cost savings in this area include accelerating Abbey’s existing plans to downsize United Kingdom sites dealing with back office functions and revisiting the current outsourcing arrangements.

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–	Sales (Euro 45 million) – Since Banco Santander has practically no United Kingdom presence and no United Kingdom branch network, the acquisition of Abbey will not give rise to branch duplication. The Board of Directors of Banco Santander is rather seeking to protect and grow customer-facing areas. Despite this, the Board of Directors of Banco Santander believes that it will be able to achieve cost savings by increasing the productivity of Abbey’s branches, concentrating and eliminating administrative workload from the branch offices, increasing efficiency in electronic distribution and increasing the productivity of outbound call centre resources.

–	Other Areas (Euro 45 million) – Based on its experience in acquiring other retail banks elsewhere in Europe and also in Latin America, the Board of Directors of Banco Santander has identified a number of further opportunities for cost savings, mainly in connection with central function optimisation, business unit integration and realignment of business unit resources. These opportunities include a reduction in corporate functions that will not be required once Abbey ceases to be an independent listed company.

–	The cost savings that are expected to start to materialise from 2007 onwards will be based primarily on a thorough re-engineering of Abbey’s core systems and processes through the implementation of Banco Santander’s Partenon core banking system, and will imply significant reductions in the size of middle and back office processing areas, improved productivity in branches and improved use of IT infrastructure. The Board of Directors of Banco Santander estimates that Euro 150 million of cost savings can be derived in 2007 from this initiative. This is in addition to the Euro 300 million of run-rate cost savings expected to arise from the Short Term Tactical Initiatives.

Banco Santander has introduced a similar efficiency programme in Spain that has led to and will continue to result in cost savings in these areas. Banco Santander has also successfully transferred the skills developed during this efficiency programme to the business in Portugal, with local management implementing these cost savings.

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The Board of Directors of Banco Santander expects to be able to generate significant improvements in revenue by accelerating the development of Abbey underleveraged franchises, since the number of products per Abbey customer is well below that of many comparable institutions in the United Kingdom. Banco Santander’s Board plans to implement some of its consumer finance systems and use its marketing strategies to increase the unsecured personal loan business. Regarding insurance, Banco Santander’s Board believes it can significantly increase penetration of general insurance and protection products, offering them in a more effective manner to Abbey mortgage customers, and improving the sale of insurance, investment and guaranteed pension products. These synergies are expected to produce approximately Euro 220 million of increased pre-tax earnings in 2007.

In order to achieve the synergies, Banco Santander’s Board believes it will be necessary to incur one-off investment and restructuring costs of around Euro 680 million in the three-year period following completion of the Transaction.

The Board of Directors of Banco Santander anticipates adjustments to its core capital of around Euro 2.1 billion, including outstanding pension fund liabilities, balance sheet mark-to-market, a reduction in the insurance carrying value and Euro 555 million derived from the impact of the special dividend of 25 pence per share payable by Abbey upon completion of the Transaction to its shareholders on the register of members at the relevant dividend record time. On a combined basis for Banco Santander’s first half 2004 capital ratios, adjusted for the capital changes and the sale of 79 million ordinary shares in The Royal Bank of Scotland Group plc (“RBS”) as publicly announced on 9 September 2004, the core capital ratio would decrease from 6.7 per cent. to 6.1 per cent.

The table below shows the impact of the transaction on the capital ratios of the Enlarged Banco Santander Group as at 30 June 2004, after the adjustments and impact of the special dividend of 25 pence referred to above and including the effect of (a) the recent preference share issues and redemptions by Banco Santander and (b) the sale by Banco Santander of 79 million of its holding of ordinary shares in RBS.

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Impact on Enlarged Banco Santander Group Capital Ratios(1)(2)

€bn	Banco Santander (June 04)	Capital Adjustments(3)	Banco Santander (June 04 adjusted)	Abbey (June 04)	Adjustments	Special Dividend(4)	Enlarged Banco Santander Group

Risk Weighted Assets (“RWA”)	217.1	0.1	217.2	86.7	—	—	303.9
Core Capital	13.8	0.7	14.5	6.5	(2.1)	(0.6)	18.4
Core Capital (% of RWA)	6.4	—	6.7	7.5	—	—	6.1
Tier 1 Capital	17.6	0.8	18.5	9.5	(2.1)	(0.6)	25.3
Tier 1 Capital (% of RWA)	8.1	—	8.5	10.9	—	—	8.3	(5)
Tier 2 Capital	8.6	1.2	9.9	2.3	0.7 (6)	—	12.8
Total Tier 1 and Tier 2
Capital	26.3	2.1	28.3	11.7	(1.4)	(0.6)	38.1
Total Capital (% of RWA)	12.1	—	13.0	13.5	—	—	12.5	(5)

(1) Figures relating to Banco Santander are prepared on the basis of Spanish generally accepted accounting principles and relating to Abbey are prepared on the basis of generally accepted accounting principles in the United Kingdom. Sterling figures have been converted to Euros at an exchange rate of £1 = €1.50545.

(2) Assumes that the €750 million of preference shares have been issued.

(3) It is assumed that profits from the sale by Banco Santander of 79 million ordinary shares in RBS on 9 September 2004 will qualify as core capital. It is possible, however, that such profits will not qualify as core capital. The effect of this on the pro forma core capital and Total Capital ratios of the Enlarged Banco Santander Group contained in the above table would be to reduce them from 6.1 per cent. and 12.5 per cent. to 5.9 per cent. and 12.4 per cent., respectively.

(4) Excludes 6 pence for dividend differential.

(5) The effect of the capital issuances referred to below on the pro forma Tier 1 and Total Capital ratios of the Enlarged Banco Santander Group will be to increase them from 8.3 per cent. and 12.5 per cent. to 8.5 per cent. (assuming €500 million of the preference shares below are issued) and 13.1 per cent., respectively.

(6) Investments in financial institutions in excess of 10 per cent. of total capital are deducted from total capital. The increase in Tier 2 (after deductions) is a result of lower deductions owing to the increase in Banco Santander’s total capital following the acquisition of Abbey.

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     In light of all of the foregoing, Banco Santander’s Board believes that the capital increase referred to in this report is fully justified by reason of the company’s interests. Therefore, and given the fact that the characteristics of the proposed transaction imply the impossibility of maintaining the preferential subscription right of the shareholders of Banco Santander, it is proposed to the General Meeting that the same be excluded, believing, as has been stated and explained, that the interests of Banco Santander so require.

Second.-The Board of Directors of Banco Santander, with financial advice from Goldman Sachs and JP Morgan, has carried out a valuation analysis of Abbey using the following valuation methods and criteria:

–	Public market valuation: the market multiples of comparable banks listed in the United Kingdom were applied to the consensus financial forecasts of Abbey for the years ending on 31 December, 2004, 2005 and 2006.

–	Valuation based on previous transactions: the multiples of comparable transactions carried out in the United Kingdom, Ireland and USA were applied to the consensus financial forecasts of Abbey for the year ending on 31 December, 2004. The premium to Abbey National’s trading price prior to the announcement of the transaction is in line with premiums paid in comparable transactions.

–	Sum-of-the-parts valuation: each of Abbey’s business units was separately valued using the most suitable methodology.

–	The synergies achievable by Banco Santander were estimated: the premium to Abbey’s market valuation prior to the announcement of the transaction and its sum-of-the-parts valuation is justified by the strategic merits of the transaction and the estimated value of the synergies.

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–	The estimated effect of the acquisition on Banco Santander’s earnings per share was analysed: the Board of Directors of Banco Santander expects that the transaction will be accretive to Banco Santander’s earnings per share including costs and revenue synergies and share repurchases (before exceptional items) from 2006.

–	In making the valuation, consideration has been given to the 8.33 pence interim dividend that Abbey has already declared, to the 25 pence special dividend and to the 6 pence for dividend differential that will be paid by Abbey as described above if the Transaction is completed.

     As a result of this analysis, each Abbey ordinary share is given a value of 578 pence (Euro 8.70, based on the exchange ratio referred to below) for purposes of calculating the number of Abbey ordinary shares to be delivered for each share of Banco Santander to be issued under the capital increase.

     If the 25 pence special dividend were added to the above valuation, each Abbey share would be valued at 603 pence (609 pence if the 6 pence dividend differential were also considered).

     The terms of the Transaction and, in particular, the delivery of one Abbey ordinary share for each newly issued Banco Santander share, are based on the average closing market prices for Banco Santander Shares of Euro 8.70 for the three-month period ended on and including 22 July 2004 (the last business day prior to the announcement of the transaction) and on an exchange rate of Euro €1.50545:£1.00.

     Based on the above, and on the financial advice received from the investment banks Goldman Sachs and J.P. Morgan, the Directors of Banco Santander believe that the economic terms of the Transaction and, specifically, of the share capital increase described in this report (in particular, the exchange of one Abbey ordinary share for each newly issued share of Banco Santander), taking into account the dividends that have been mentioned above, are fair.

     Third.-Article 159.1 c) of the Companies Law provides for the possibility that, in capital increases excluding the preferential subscription rights, listed companies may issue the new shares at any price, provided that it is greater than the net worth per share, the General Meeting being allowed to limit itself to establishing the procedure for its determination.

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     Under this legal provision, the Directors have decided to propose to the General Meeting, for the capital increase to which this report refers, an issue price of Euro 0.5 of nominal value plus an issuance premium, which will be fixed in accordance with the criterion indicated below.

     The issue price (nominal value plus issuance premium) for each new Banco Santander share will be equal to the closing price of Banco Santander share on the business day immediately preceding the date of approval of the increase by the General Shareholders Meeting that is to resolve on the increase, provided that that closing price is greater than Euro 4.23 (the current net asset value per share of Banco Santander in accordance with the consolidated financial statements as of 30 June 2004, drawn up by the Board of Directors in its meeting of 30 August, which have been audited by the company’s external auditor), and not greater than Euro 8.70 (the mean of the closing price of Banco Santander share for the three-month period preceding 22 July 2004, inclusive). If the price of Banco Santander shares at closing of the business day prior to the date on which the General Shareholders Meeting approves this capital increase is not higher than Euro 4.23 (net asset value per share), the issue price per share shall be Euro 4.24, and, if such closing price is higher than Euro 8.70, the issue price per share shall be Euro 8.70. For these purposes, the closing price is understood to be that published as such on the Spanish Automated Quotation System (SIBE).

     The issue price (and, therefore, the issuance premium) of each new share will be determined, in accordance with the foregoing rules, under the provisions of Article 159.1.c) in fine of the Companies Law, by the Board of Directors, which in turn may delegate these powers to the Executive Committee no later than the date of execution of the capital increase resolution.

     Thus, irrespective of the values referred to in the second preceding section, there is a minimum issue price of Euro 4.24, greater than the net asset value per share, as will be confirmed by a report issued by an auditor other than the Company’s auditor which will be made available to the shareholders, all in accordance with Article 159 of the Companies Law. Also, there is a maximum issuance rate of Euro 8.70.

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     Fourth.-Regarding the persons to whom the new shares are to be delivered, as already mentioned, the Court has called a General Shareholders Meeting of Abbey and Abbey has called an Extraordinary Shareholders Meeting, so that the Abbey shareholders may approve the necessary resolutions to carry out the Transaction and the corresponding capital reduction and simultaneous issue of the same number of ordinary shares of Abbey in favour of Banco Santander. When the Transaction is implemented, and in accordance with the provisions of English law, all of Abbey’s outstanding ordinary share capital will be cancelled and Abbey will deliver the same number of new ordinary Abbey shares to Banco Santander as consideration for the capital increase referred to in this report. Once the new ordinary Abbey shares have been issued by Abbey to Banco Santander, Euroclear will subscribe, on the account of the Abbey shareholders, the new shares of Banco Santander, on the terms agreed upon in the aforementioned Exchange Ratio.

V.	PROPOSAL OF RESOLUTION SUBMITTED TO THE GENERAL MEETING

The complete text of the capital increase proposal that will be submitted to the General Shareholders Meeting is as follows:

1.      Capital increase by means of contributions in kind

It is resolved to increase capital by a nominal amount of Euro 755,688,951.5, by means of the issuance of up to 1,511,377,903 ordinary shares of Euro 0.5 nominal value, of the same class and series as those currently outstanding, represented in book-entry form. The shares will be issued for their nominal value of Euro 0.5, plus an issuance premium that will be determined, under the provisions of Article 159.1.c) in fine of the Companies Law, by the Board of Directors or, by delegation therefrom, by the Executive Committee, no later than the date of execution of the resolution, applying the procedure indicated below, and with an amount that in any event will be between a minimum of Euro 3.74 and a maximum of Euro 8.20 per share. Thus the issue price will be set between a minimum of Euro 4.24 and a maximum of Euro 8.70, in accordance with a procedure that will be stated hereinafter.

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The shares issued pursuant to this resolution will be fully paid in by means of contributions in kind comprised of Abbey National plc issued ordinary shares representing its total ordinary share capital. Banco Santander shall receive one Abbey National plc ordinary share for each newly issued Banco Santander share. The delivery of shares of Abbey National plc to Banco Santander and the issue of new Banco Santander shares under this share capital increase resolution shall take place in the context of the “scheme of arrangement” that has been described in the directors’ report regarding this resolution.

2.      Incomplete subscription

If the 1,511,377,903 shares cannot be fully subscribed and paid in by means of the delivery of the indicated contributions, the capital will be increased to the corresponding extent.

For this reason, and in accordance with the provisions of Article 161.1 of the Companies Law, the possibility of incomplete subscription of the increase is specifically contemplated. It is noted that, in any event, the specific number of shares may not exceed the 1,511,377,903 shares contemplated in this resolution.

3.      Procedure for determination of the issue price and premium

Under the provisions of Article 159.1.c) of the Companies Law, the amount of the issuance premium of the new shares will be established by the Board of Directors or, by delegation, by the Executive Commission, no later than the date of execution of the increase resolution in accordance with the procedure indicated below.

The issue price (nominal value plus issuance premium) for each new Banco Santander share will be equal to the closing price of Banco Santander share on the business day immediately preceding the date of approval of this capital increase resolution by the General Shareholders Meeting, provided that such closing price greater than Euro 4.23 (the existing net asset value per share of Banco Santander shares in accordance with the consolidated financial statements as at 30 June 2004, drawn-up by the Board of Directors in its meeting of 30 August 2004, in respect of which an audit report has been issued by the company’s auditor), and not greater than Euro 8.70 (the mean of the closing price of Banco Santander share for the period of three months ending on 22 July 2004, inclusive). If the price of Banco Santander shares at closing of the business day prior to the date on which the General Shareholders Meeting approves this capital increase is not higher than Euros 4.23 (net asset value per share), the issue price per share shall be Euro 4.24, and, if such closing price is higher than Euro 8.70, the issue price per share shall be Euro 8.70. For these purposes, the closing price is understood to be that published as such on the Spanish Automated Quotation System (SIBE).

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The issue price (and, therefore, the issuance premium) of each new share will be determined, in accordance with the foregoing rules, under the provisions of Article 159.1.c) in fine of the Companies Law, by the Board of Directors, which in turn may delegate this authority to the Executive Committee no later than the date of execution of the capital increase resolution.

The issuance premium for each new share will be the result of subtracting the nominal value of each new share (Euro 0.50) from the issue price so fixed. Therefore, the issuance premium shall be a minimum of Euro 3.74 and a maximum of Euro 8.20 per share.

The resulting minimum issue price is Euro 4.24, greater than the net worth of Banco Santander, as confirmed by a report issued by an auditor other than the Company’s auditor, in accordance with the provisions of Article 159.1 of the Companies Law. Also resulting from the described procedure is a maximum issue price of Euro 8.70 per share.

4.	Exclusion of the right of preferential subscription

In view of the corporate interest, and with the purpose of allowing the new shares to be delivered to in favour of the Abbey National plc shareholders through CREST and its established link with Iberclear, EC Nominees Limited (entity of the Euroclear Group which will subscribe the shares on the account of the shareholders of Abbey National plc), the preferential subscription right of the shareholders of Banco Santander is totally excluded.

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5.	Rights of new shares

The new shares will give their holders, from the date the increase has been declared to be subscribed and paid up by the Board of Directors or, by delegation, by the Executive Committee, the same rights as the outstanding Banco Santander shares on that date. In particular, those acquiring the new shares will have the right to receive the amounts of interim dividends and special dividends that are paid as from the date indicated to those Banco Santander shareholders as of such date or as of a later date.

6.	Information made available to shareholders

This resolution has been adopted after the Proposal and Report of the Board of Directors have been made available to the shareholders in compliance with the provisions of the Companies Law, as well as the required report of an auditor other than the company’s auditor.

7.	Application of the special tax rules contemplated in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law.

As provided in Article 96 of the Restated Text of the Corporate Income Tax Law (Ley del Impuesto sobre Sociedades) approved by Royal Legislative Decree 4/2004, it is resolved to opt for the application of the special tax regime provided in Chapter VIII of Title VII and in the Second Additional Provision of the Restated Text of the Corporate Income Tax Law, in respect of the capital increase by means of a contribution in kind of shares of the company Abbey National plc.

8.	Delegation to the Board of Directors

The Board of Directors is authorized, with authority to delegate to the Executive Committee, within a maximum term of one year, to decide the date on which this increase is to be executed, and to establish the conditions thereof in all respects not contemplated by this General Meeting, including the determination of the amount of the issuance premium in accordance with the procedure established therefore under Article 159.1.c) in fine and the amendment of the first paragraph of Article 4 of the Articles of Association, to adapt it to the new capital figure and the resulting number of shares, taking such actions as may be necessary to achieve the registration of the capital increase at the Commercial Registry, and also, in respect of the contribution in kind of shares of Abbey National plc, to make effective the option for the special tax regime contemplated in Chapter VIII of Title VII and in the Second Additional Provision of the Restated Text of the Corporate Income Tax Law.

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9.      Listing of the new shares

In addition, it is resolved to list the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Spanish Automated Quotation System. It is also resolved to undertake the steps and procedures that may be necessary and file the required documents with the competent bodies of the foreign stock exchanges on which Banco Santander shares are traded (currently Milan, Lisbon and Buenos Aires and, through ADSs, New York), in order for the newly issued shares under this capital increase to be admitted for listing on stock exchanges. The Board of Directors is authorized, with authority to delegate to the Executive Committee, once this capital increase is executed, to make the corresponding applications, to prepare and file all appropriate documents on the terms it considers appropriate and to take such actions as may be necessary for that purpose.

For the purposes of the provisions of Article 27 of the Spanish Stock Exchange Regulations, it is expressly noted that, if hereafter the delisting of Banco Santander shares is requested, it will be adopted with the same formalities referred to in that article and, in that case, the interests of shareholders opposing or not voting in respect of the resolution will be guaranteed, complying with the requirements established in the Companies Law and related provisions, all in accordance with the provisions of the mentioned Spanish Stock Exchange Regulations, the Securities Market Law and the provisions implementing them."

Based on the foregoing, the shareholders are asked to approve the proposal presented by the Board of Directors.

27 September 2004

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Item 5

Non-official English translation

Special report on the exclusion
of preferential subscription rights
under the circumstances defined
in section 159 of the Amended
Spanish Companies Act

KPMG Auditores, S.L.
This report contains 5 pages
This report contains 2 annexes
Ref: 04z05ivl2.doc

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Non-official English translation

To the Shareholders of
     Banco Santander Central Hispano, S.A.

For the purposes provided in section 159 of the Amended Spanish Companies Act and in accordance with our engagement by Banco Santander Central Hispano, S.A. (hereinafter the Bank or Banco Santander) at the designation of the Companies Registrar of Santander, Ms. Emilia Tapia Izquierdo, we have issued this special report concerning the share capital increase in Euro 755,688,951.5 by means of the issue of 1,511,377,903 ordinary shares which be fully paid up by means of the contribution in kind of ordinary shares of Abbey National plc (hereinafter, Abbey), with exclusion of preferential subscription rights and with express provision of the possibility of an incomplete subscription.

Annex I hereto includes the report of the Company’s Board of Directors on the proposed share capital increase. It explains the proposal and the procedure used to establish the issue price in detail, indicating the persons to whom the new shares will be awarded and the nature of their contributions. Spanish legislation requires that the share issue be carried out at a reasonable price, which in the case of a listed company is defined as market value, which is presumed where not otherwise duly established, to refer to the share price. Nevertheless, the legislation permits the Shareholders of listed companies to agree any price for the issue of new shares at their General Meeting, provided such price exceeds the net worth of the shares. In any valuation of shares, the fair value thereof can only mean an approximation or estimate, which may depend to a significant degree on subjective judgements concerning many different aspects of the business.

Our responsibility is to issue a professional opinion, as independent experts, concerning the fair value of the Company’s shares, the theoretical value of the preferential subscription rights it is proposed to eliminate and the reasonableness of the information contained in the Directors’ report on the exclusion of shareholders’ preferential subscription rights. We have performed our work in accordance with the technical standards for the preparation of the Special Report on the exclusion of preferential subscription rights under the circumstances defined in section 159 of the Amended Spanish Companies Act.

The accounting information used in this report has been obtained from the interim consolidated financial statements for the six-month period ended 30 June 2004, which were audited by Deloitte & Touche España, S.L. In the opinion of the Company’s auditor, the interim consolidated financial statements of Banco Santander Central Hispano, S.A. and the Companies which, together with Banco Santander, form the Santander Group as at and for the six-month period ended 30 June 2004 present fairly, in all material respects, the consolidated shareholders’ equity and financial situation of the Santander Group at that date, and the consolidated results of their operations and the consolidated source and application of funds during the six-month period then ended, and contain sufficient and information necessary for their adequate interpretation and understanding in accordance with generally accepted accounting principles in Spain, applied on a basis consistent with the year ended 31 December 2003.

In accordance with the aforementioned technical standards for the preparation of the special report, our work has consisted of the application of the following procedures:

•	Procurement of the aforementioned auditor’s report referring to the interim consolidated financial statements of the Santander Group for the six-month period ended 30 June 2004.

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Non-official English translation
Special report on the exclusion of preferential subscription rights under the circumstances defined in section 159 of the
Amended Spanish Companies Act

•	Procurement of information from the Company’s auditor concerning any possible significant events or factors affecting the financial or equity situation of the Santander Group that may have come to their attention subsequent to the issue of the most recent audit report provided to us.

•	Queries addressed to Management of the Company concerning significant issues that could significantly affect the net equity of the Santander Group and, where applicable, verification thereof.

•	Study of the Company’s share price and calculation of the average price of the shares during the last representative period of trading prior to the date of issue of the special report, which comprises trading days between 25 June and 24 September 2004, inclusive, as well as substantiation of the share price at 24 September 2004, being the last available share price prior to the date of issue of the special report, as indicative values for the fair value of the Company.

The calculation of the aforementioned share prices has been carried out on the basis of the certificate received from Sociedad Rectora de la Bolsa de Valores de Madrid, S.A., Solely-Owned Company, a copy of which is attached hereunto as Annex II, and which includes in addition to the aforementioned share prices, the frequency and volume of trading during the periods analysed.

•	Substantiation that the issue price proposed by the Company’s Directors exceeds the net equity reflected in the most recent audited interim consolidated financial statements for the six-month period ended 30 June 2004, taking into consideration, where applicable, any quantified qualifications expressed in the audit report.

•	Calculation of the fair value of the Company’s shares and verification that the issue price, or the procedure used to calculation that price, proposed by the Directors is in line with the fair value of the Company’s shares based on the information obtained from the procedures described in the preceding points.

•	Assessment of the reasonableness of the data contained in the report prepared by the Directors to justify the proposed share capital increase, including a review of supporting documentation.

•	Calculation of the theoretical value of the preferential subscription rights, which it is proposed to eliminate, with reference both to the share price and the underlying net book value of the Group.

•	Procurement of a letter of representations from the Company’s Directors declaring that they have informed us of all relevant assumptions, data and information.

The report prepared by the Company’s Board of Directors proposes that the issue price of the new shares issued for subscription by the shareholders of Abbey should be equal to the closing price for the Company’s stock on the business day immediately preceding the date of approval of the share capital increase by the General Meeting of the shareholders, provided that such price exceeds the net worth per share in accordance with the audited consolidated financial statements of the Company at 30 June 2004, but does not exceed € 8.70 (median weighted average price of the Company’s shares during the three-month period prior to 22 July 2004, inclusive). If the closing price of Banco Santander’s shares on the business immediately preceding the date of approval of the share capital increase by the General Meeting of the Shareholders does not exceed € 4.23 (net worth per share at 30 June 2004), the issue price per share will be € 4.24, and if such closing price exceeds € 8.70, the issue price will be € 8.70.

On the basis of the above, in our professional opinion as independent experts:

•	As mentioned above and in accordance with the provisions of section 159 of the Amended Spanish Companies Act, in the case of a listed company fair value is defined as market value, which is presumed to refer, except where otherwise established, to the price of the stock.

•	In accordance with the certificate provided by Sociedad Rectora de la Bolsa de Valores de Madrid, S.A., the share price for the period between 25 June and 24 September 2004, inclusive, as well as for 24 September 2004 is as follows:

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Non-official English translation
Special report on the exclusion of preferential subscription rights under the circumstances defined in section 159 of the
Amended Spanish Companies Act

Trading period	Share price (in Euros)
Average for the period between 25 June and 24 September 2004	8.15

Closing price at 24 September 2004	7.82

•	The data contained in section IV of the report of the Directors of the Company justifying their proposal to exclude the preferential subscription rights of shareholders in accordance with section 159 of the Spanish Companies Act are reasonable, being appropriately documented and set out.

•	The issue price proposed by the Directors to the approval by the Extraordinary General Meeting of the Shareholders is the share price of the Company on the business day immediately preceding the date of approval of the share capital increase, provided that such price exceeds the net worth per share in accordance with the audited consolidated financial statements of the Company at 30 June 2004, but does not exceed € 8.70.

The said issue price will be at least € 4.24, exceeding the consolidated net worth of the current shares of the Company, which totals €€4.23 per share at 30 June 2004, based on the audited interim consolidated financial statements at that date. Therefore, the minimum issue price proposed does not produce any theoretical dilution of the underlying net book value of the Company’s shares audited at 30 June 2004.

•	In accordance with the procedure for the calculation of the issue price proposed by the Directors, no theoretical dilution effect would arise and, consequently, the value of the rights would be zero on the basis of the share price of the Company on the business day immediately preceding the date of approval of the share capital increase by the shareholders at their General Meeting, provided the share price at that date should be equal to or less than the maximum value of € 8.70 established in the Directors’ report. In the event that the share price at that date should exceed € 8.70, the dilution of each of the current shares in euros per share based on the share price would be determined through the application of the following formula:

In the above formula, D represents the theoretical value of the preferential subscription rights, Po the share price of the Company on the business day immediately preceding the date of approval of the share capital increase by the General Meeting of the shareholders, No the number of former shares of the Company in circulation at the date of approval of the share capital by the General Meeting of the shareholders, and Ne the number of new shares to be issued.

•	We are unable to issue an opinion with regard to the theoretical value of the preferential subscription rights it is proposed to eliminate calculated with reference to the share price at 24 September 2004, the last available date prior to the issue of this special report, or to the average share price during the three-month period from 25 June to 24 September 2004, inclusive, or to quantify the effect thereof, because the issue price is unknown at the date this special report is issued, since it will not be fixed until the date of approval of the share capital increase by the shareholders at their General Meeting, which date falls subsequently to the date of issue of this special report. Nevertheless, for information purposes and in connection with the maximum issue price of € 8.70 (which would be applicable if the share price on the business prior to the date of approval of the share capital increase should exceed € 8.70, as explained above), no theoretical dilution effect would arise and, consequently, the value of the rights would be zero, on the basis of both the Company’s share price at 24 September 2004 and the average share price of the Company during the three-month period between 25 June and 24 September 2004, inclusive.

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Non-official English translation
Special report on the exclusion of preferential subscription rights under the circumstances defined in section 159 of the
Amended Spanish Companies Act

The issuance of this special report complies with the requirements of section 159 of the Amended Spanish Companies Act insofar as it refers to the auditor’s reports. This report should not be used for any other purpose.

Antonio Márquez González
Partner

28 September 2004

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Non-official English translation
Special report on the exclusion of preferential subscription rights under the circumstances defined in section 159 of the
Amended Spanish Companies Act

Appendix I

“Report submitted by the Board of Directors of Banco Santander Central Hispano, S.A. in connection with the proposal for a share capital increase referred to in point one of the agenda for the Extraordinary General Meeting of the Shareholders convened in Santander on 20 October 2004 in the first instance or, in the event that a sufficient quorum should not be present, in the same place on the following day, 21 October 2004, in the second instance”

See Item 4.

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Non-official English translation
Special report on the exclusion of preferential subscription rights under the circumstances defined in section 159 of the
Amended Spanish Companies Act

Appendix II

Certificate of the Madrid Stock Exchange Governing Company

The Secretary of the Board of Directors of the Madrid Stock Exchange Governing Company, S.A.

CERTIFIES that, according to the records which are kept by the Secretary as well the corresponding records of the other Spanish Stock Exchanges, during the period of time between and including June 25, 2004 and September 24, 2004, the arithmetic mean of the daily weighted average of mid-market trading prices of Banco Santander Central Hispano, S.A.’s ordinary shares was €8.15, and that on September 24, 2004, the closing price of such shares was €7.82.

Also, during the aforementioned period of time, there were 65 trading sessions on this Stock Exchange and the ordinary shares of Banco Santander Central Hispano, S.A. were traded in all of them. The total traded volume of Banco Santander Central Hispano, S.A.’s ordinary shares during such period was 2,787,179,144 shares.

All of which I do hereby state at the request of KPMG, to the effect that it may be appropriate, with the approval of the Chairman, in Madrid on September 27, 2004.

The Secretary

Approved:
The Chairman

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Item 6

Non-official English translation

Independent Expert’s Report
in respect of the capital increase
by contribution in kind to be effected
by Banco Santander Hispano, S.A.

KPMG Auditores, S.L.

This report contains 7 pages

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Non-official English translation

To the Directors of
Banco Santander Central Hispano, S.A.

In compliance with the provisions of Article 38 of the Consolidated Text of the Spanish Companies Act (“Ley de Sociedades Anónimas”), Ms. Emilia Tapia Izquierdo appointed KPMG Auditores, S.L. on 24 August 2004 to act as independent expert for the preparation of the present report in respect of the capital increase by means of contribution in kind of the entirety of the ordinary shares of Abbey National plc (hereinafter, Abbey) to be carried out by the financial institution Banco Santander Central Hispano, S.A. (hereinafter, the Company, or Banco Santander), corresponding to case number 17/2004.

1      Description of the Transaction

On 25 July 2004, the Boards of Directors of Banco Santander and Abbey passed a resolution the purpose of which is to permit the acquisition by Banco Santander of all the ordinary shares issued by Abbey with the award of new shares in Banco Santander to the shareholders of Abbey as consideration, subject to the performance or alternatively the waiver of specific conditions.

The transaction was announced on 26 July 2004 by means of the simultaneous communication of relevant fact to the Spanish National Stock Markets Commission and the publication of an official announcement (“announcement”) on the Stock Market in London. In these documents, as in the document sent by the Board of Directors of Abbey to their shareholders on 17 September 2004, known as the “Scheme Document” in this report, there is a detailed description of the transaction, and it is summarised below.

The agreement reached between Banco Santander and Abbey proposes the delivery of one new Banco Santander share for each ordinary Abbey share to Abbey’s ordinary shareholders.

This exchange ratio will be applicable to all the ordinary shares issued by Abbey, including those which constitute the underlying assets of the American Depositary Shares (herein after ADSs) in Abbey. In order to take into account the fact that each ADS in Abbey has two ordinary shares in Abbey as their underlying asset, the holders of Abbey ADSs will receive two ordinary shares in Banco Santander (which may be represented by two Banco Santander ADSs accepted for trading on the New York Stock Exchange) for each Abbey ADS.

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Non-official English translation

Independent Expert’s Report
in relation to the capital increase by the
contribution in kind to be carried out by Banco Santander Central Hispano, S.A.

Conditional upon the effectiveness of the transaction, it was agreed on the meeting of the Board of Directors of Abbey of October 14 to declare a special dividend of 25 pence per share in favour of those Abbey ordinary shareholders on the Register at 16:30 (London time) on the effective date of the transaction. Moreover, Abbey ordinary shareholders will have the right to receive from Abbey an interim dividend differential for financial year 2004, to the value of 6 pence per share in favour of its shareholders whose shareholding is registered in the appropriate share register at the same moment as for the special dividend of 25 pence indicated above. This dividend differential of 6 pence is intended to compensate the Abbey shareholders exclusively in respect of financial year 2004, for the fact that the dividend paid by Banco Santander have historically been lower than those paid by Abbey.

The acquisition -which includes the cancellation of the total ordinary share capital of Abbey, the simultaneous issue of the same number of new ordinary shares to Banco Santander, the share capital increase of Banco Santander effected for Spanish corporate law purposes by means of contribution in kind and the delivery of the new issued Banco Santander shares to the Abbey Shareholders- will be implemented through a scheme of arrangement under section 425 of the English Companies Act 1985 (hereinafter in this report this legal term shall be referred to as the “Transaction”). In this report, references to the acquisition are to the acquisition effected by this process, and references to the capital increase by means of contribution in kind shall be to the capital increase through contributions in kind are to the capital increase through contributions in kind for Spanish corporate law purposes as part of this process.

This procedure involves the cancellation of the total ordinary share capital of Abbey, and the simultaneous issue of the same number of shares in favour of Banco Santander, while the ordinary shareholders of Abbey shall receive in consideration the new issue of shares in Banco Santander. New Banco Santander’s shares will be subscribed by EC Nominees Limited on behalf of Abbey’s shareholders.

1.2      Identification of the companies participating in the transaction

Banco Santander Central Hispano, S.A., with registered office in Paseo de Pereda nº 9 to 12, Santander (Spain), is a company with Spanish nationality, holder of Fiscal Identity Number A-39000013, entered into the Mercantile Registry of Santander in Volume 448, Folio 1, Sheet 1960. The shares of Banco Santander are traded on the Madrid Stock Market, among others.

Abbey National plc, with registered office in Abbey National House, 2 Triton Square, Regent’s Place, London, England, is a company with United Kingdom nationality, holder of registry identification number 2294747. The company’s shares are traded on the London Stock Market.

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Non-official English translation

Independent Expert’s Report
in relation to the capital increase by the
contribution in kind to be carried out by Banco Santander Central Hispano, S.A.

1.3      Description of the contribution in kind

The contribution in kind shall comprise the total of the shares representing the ordinary share capital issued by Abbey on the date on which the Transaction is completed.

As at 22 September 2004, the ordinary share capital issued by Abbey amounted to Pounds Sterling 147,695,485.30, represented by 1,476,954,853 shares, of Pounds Sterling 0.10 nominal value per share. On the date on which the Transaction shall be completed, the number of the ordinary shares issued by Abbey will have risen by 5,548,667 shares as the consequence of the settlement of the interim dividend for the half-year period ending on 30 June 2004 by means of the award of Abbey shares. Furthermore, the number of shares and the ordinary share capital of Abbey may increase as the consequence of the exercise of options issued or of share warrants granted under the existing employee plans in place in Abbey. Therefore, the maximum number of shares in Abbey which may have been issued under the terms of these options and share awards is 28,874,383, in accordance with the terms of the plans, and regardless of the strike prices, which means that the maximum value of the ordinary share capital issued by Abbey by the date of effect of the capital increase may amount to as much as Pounds Sterling 151,137,790.30, divided into 1,511,377,903 shares, of Pounds Sterling 0.10 nominal value per share.

1.4      Description of the valuation carried out by the Directors

The value assigned by Directors of Banco Santander to each Abbey’s ordinary share which is the target of the contribution in kind is of 578 pence (€ 8,70 at an exchange rate 1.50545 euro: 1.00 pound) for the purposes of calculating the number of ordinary shares of Abbey which would be delivered in exchange for each share of Banco Santander issued during the capital increase.

The terms of the Transaction and, particularly, the delivery of one ordinary share of Abbey for each new share of Banco Santander are based the average closing price of Banco Santander’s shares of € 8.70 during the three month period finished on July 22 2004, last date included and at an exchange rate 1.50545 euro: 1.00 pound.

In order to establish the exchange ratio of one share in the new Banco Santander issue for each ordinary share in Abbey, and the remaining economic conditions of the Transaction, the Board of Directors of Banco Santander with the financial advisory services of Goldman Sachs and JP Morgan carried out an analysis of the valuation of Abbey on 25 July 2004, by applying the following valuation methods and criteria:

•	Valuation based upon market multiples for comparable banks: The market multiples for comparable banks quoted in the United Kingdom were applied to the market consensus for the financial provisions of Abbey for the years ending 31 December 2004, 2005, and 2006.

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Independent Expert’s Report
in relation to the capital increase by the
contribution in kind to be carried out by Banco Santander Central Hispano, S.A.

•	Valuation based on previous transactions: The market multiples for comparable transactions carried out in the United Kingdom, Ireland, and the USA were applied, and it was estimated that the premium over the quoted share price of Abbey prior to the announcement of the transaction was in line with the premiums paid in comparable transactions.

•	Valuation by sum of the parts: Each of the business units in Abbey was valued using the most appropriate methodology.

•	Synergies which could be realised by Banco Santander considering that the strategic advantages of the transaction and the estimated values of the synergies justify the premium over the market value of Abbey prior to the announcement of the transaction and the valuation performed by the sum of the parts.

•	The estimated impact of the acquisition on the profit per share of Banco Santander was analysed: the Board of Directors of Banco Santander expects that the effect of the transaction will be an increase in the profit per share, including synergies in costs and revenues and share repurchase (before extraordinary items) as from the year 2006.

•	The interim dividend of 8.33 pence declared by Abbey was included, together with the special dividend of 25 pence, and the interim differential dividend of 6 pence which Abbey will distribute in accordance with the description given above if the Transaction is completed.

In consideration of the contribution in kind described above, Banco Santander will increase its share capital by a maximum nominal sum of EUR 755,688,951.50 with a maximum total share premium of EUR 12,000,340,549.80, by means of the issue of up to 1,511,377,903 new shares of EUR 0.50 nominal value with a share premium of EUR 7.94 per share; the preferential subscription rights will be completely excluded, and the possibility of an incomplete subscription is expressly allowed for.

2      Scope and procedures employed in our work

The analyses and verifications were performed with the exclusive purpose to fulfill the requirements indicated in Article 38 of the Consolidated Text of Spanish Companies Act (“Ley de Sociedades Anónimas”).

The procedures employed in the performance of our work were as follows:

2.1      Obtaining and analysis of the following information:

•	Application document for the appointment of the independent expert presented by Banco Santander to the Companies Register in Santander, dated 17 August 2004.

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Non-official English translation

Independent Expert’s Report
in relation to the capital increase by the
contribution in kind to be carried out by Banco Santander Central Hispano, S.A.

•	Report of the Board of Directors of Banco Santander with respect to the proposal for capital increase to be effected in the Company.

•	Audited consolidated annual accounts for financial years ending 31 December 2003, 2002, and 2001 for Abbey.

•	Non-audited financial statements for Abbey as at 30 June 2004.

•	Documents substantiating the valuation of Abbey prepared by the management of the Company, and their financial advisors.

•	Documents substantiating for the synergies in costs and revenues, prepared by the Management of the Companies, and also by their auditor.

•	Other information relating to sales, personnel, organizational features or other aspects to the management of Abbey which were considered to be necessary in the performance of our job.

2.2	Review, analysis, and comparison of the valuation methodologies employed by the Directors of Banco Santander and their financial advisors in the assignment of value of the contribution in kind using the available information, including among other items:

•	Analysis of the valuation parameters used in the application of the dividend discount method in the valuation of Abbey.

•	Analysis and evaluation according to available published information of the multiples employed in the application of the valuation methods based upon comparable quoted companies and transactions, used by the Directors of the Company and their financial advisers in the Abbey valuation documents.

•	Performance of Global Sensitivity Analysis of the results of the valuation in the face of variations in financial forecasts and the valuation parameters used in the valuation of Abbey.

2.4	Holding meetings with the Banco Santander Directors and their financial advisers with the purpose of obtaining clarification on questions arising during the performance of our work, and also to gather additional information considered to be of use.

2.5	Obtaining a letter signed by the Directors of Banco Santander confirming that they have given us all the information necessary for the preparation of our independent expert’s report, and also that no events have occurred up to the date of our report which have not been made known to us and which may have a material effect upon the results of our work.

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Non-official English translation

Independent Expert’s Report
in relation to the capital increase by the
contribution in kind to be carried out by Banco Santander Central Hispano, S.A.

3      Important features of the valuation

We should point out that all valuations, in addition to the objective aspects, also have implicit subjective features which involve the formation of judgements, and therefore the resulting values constitute principally a point of reference for the parties involved in a transaction, since they have knowledge of other relevant factors in the market, the competition, etc.

We have performed specific calculations to reach a valuation by means of the application of generally accepted methodologies, based upon the information supplied by the Directors of Banco Santander, and with the purpose of verifying the value assigned to the contribution in kind. The analyses performed have been based upon the financial projections made by Banco Santander and their financial advisers including their estimates of future synergies which in turn include, among other factors, specific estimates of the future capacity of Abbey to generate profits and dividends; these apply the best estimates and judgement of the Directors of Banco Santander as to the future results of Abbey based upon the present circumstances and their expected evolution. Given the inherent uncertainty involved in any information with respect to the future, some of the hypotheses employed in the preparation of these estimates may not actually occur exactly as determined and unexpected events may occur.

We should point out that part of our work has been based upon the employment of non-audited financial and economic information about Abbey. The scope of our work has not comprised confirmation of the veracity of the information we have received from Banco Santander, and it did not constitute an audit of such information.

4      Conclusions

In accordance with the procedures applied in our work, the information used, the valuation criteria applied, and considering the relevant factors of the valuation, all of which are described in the preceding paragraphs, and with the object of fulfilling the requirements of Article 38 of the Consolidated Text of the Spanish Companies Act (“Ley de Sociedades Anónimas”) our conclusion is that the valuation methods lead to a value of each Abbey share of, at least, 578 pence equivalent to € 8.70 (at an exchange rate 1.50545 euro: 1.00 pound), which corresponds, at least, to the number, nominal value, and share premium of the shares to be issued by Banco Santander Central Hispano, S.A. as consideration, with an issue price for each new share of € 8.44.

* * * * *

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Non-official English translation

Independent Expert’s Report
in relation to the capital increase by the
contribution in kind to be carried out by Banco Santander Central Hispano, S.A.

This report and the information contained in it have been prepared in order to comply with the provisions of Article 38 of the Consolidated Text of the Spanish Companies Act (“Ley de Sociedades Anónimas”), and should not be used for any other purpose.

Antonio Márquez González Director and Partner

2 November 2004

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	November 19, 2004	By:	/s/ José Antonio Alvarez
			Name:	José Antonio Alvarez
			Title:	Executive Vice President